UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-281111 on Form F-4 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2024, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2024 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the six months ended June 30, 2025 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2024 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on February 21, 2025.
In this report, “$”, “US$”, “USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 4B. Business Overview”;
•“Item 4E. Selected Statistical Information”;
•“Item 5. Operating and Financial Review and Prospects”; and
•“Other Matters”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2024 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes. The effects of, and uncertainty arising from, these policies and large fiscal deficits have raised the U.S. risk premium, pushing up long-term sovereign yields and weakening the U.S. dollar, and they may spark further market instability;
•the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, long-standing U.S.-China rivalry, including recent trade tariffs, the escalation of trade tariffs globally, and changes in policies generally. Furthermore, there is the risk of a sharp global growth slowdown;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;

•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions may result in higher inflation and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•BBVA’s ability to complete the Exchange Offer (as defined herein) for all of the shares of Banco de Sabadell, S.A., and any unanticipated costs, losses or other impacts in connection therewith; see “Other Matters—Exchange Offer regarding Banco Sabadell”;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use or which otherwise requires us to successfully adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2024 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2024 and for the six months ended June 30, 2024 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in the consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2024 and for the six months ended June 30, 2024 included herein comparable with the segment information as of and for the six months ended June 30, 2025, segment information as of December 31, 2024 and for the six months ended June 30, 2024 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

Share Buyback Program
The Annual General Shareholders’ Meeting of BBVA held on March 21, 2025 approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding treasury shares held by the Group’s companies, amounted to approximately €2,360 million.
Additionally, on January 30, 2025, BBVA announced a share repurchase program for an amount of €993 million, which is pending execution in its entirety as of the date of this report.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
•Information has not been annualized except where explicitly stated.

Item 4B. Business Overview
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
During the six months ended June 30, 2025, the number of digital and mobile phone customers and the volume of online transactions continued to increase.
Operating Segments
As of June 30, 2025, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2024.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2024 and for the six months ended June 30, 2024 included herein comparable with the segment information as of and for the six months ended June 30, 2025, segment information as of December 31, 2024 and for the six months ended June 30, 2024 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2025 and December 31, 2024 was as follows:

	As of June 30, 2025	As of December 31, 2024
	(In Millions of Euros)
Spain	419,097	411,620
Mexico	165,647	168,470
Turkey	82,482	82,782
South America	70,616	73,997
Rest of Business	70,167	66,534
Subtotal Assets by Operating Segment	808,010	803,404
Corporate Center and Adjustments (1)	(31,035)	(31,002)
Total Assets BBVA Group	776,974	772,402
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments”).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2025 and 2024. Such information is presented under management criteria; however, for the six months ended June 30, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the six months ended June 30, 2025 compared with the six months ended June 30, 2024—Results of operations by operating segment for the six months ended June 30, 2025 compared with the six months ended June 30, 2024”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Six months ended June 30,
	2025	2024	2025	2024
	(In Millions of Euros)		(In Percentage)
Spain	2,144	1,769	36.6	32.0
Mexico	2,578	2,858	44.0	51.6
Turkey	412	351	7.0	6.3
South America	421	317	7.2	5.7
Rest of Business	304	240	5.2	4.3
Subtotal operating segments	5,859	5,535	100.0	100.0
Corporate Center	(411)	(541)
Profit attributable to parent company	5,447	4,994
(1) Based on subtotal from operating segments.
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the six months ended June 30, 2025 and 2024. Such information is presented under management criteria; however, for the six months ended June 30, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—BBVA Group results of operations for the six months ended June 30, 2024 compared with the six months ended June 30, 2025—Results of operations by operating segment for the six months ended June 30, 2025 compared with the six months ended June 30, 2024”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
June 2025
Net interest income / (expense)	3,230	5,511	1,307	2,382	376	(199)	12,607
Gross income	5,016	7,349	2,409	2,714	831	(285)	18,034
Operating profit / (loss) before tax	3,105	3,581	932	977	394	(564)	8,424
Profit / (loss) attributable to parent company	2,144	2,578	412	421	304	(411)	5,447
June 2024
Net interest income / (expense)	3,184	5,968	605	3,075	335	(174)	12,993
Gross income	4,592	7,910	1,892	2,639	686	(274)	17,446
Operating profit / (loss) before tax	2,572	3,938	914	625	313	(582)	7,780
Profit / (loss) attributable to parent company	1,769	2,858	351	317	240	(541)	4,994

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	419,097	165,647	82,482	70,616	70,167	808,010	(31,035)
Cash, cash balances at central banks and other demand deposits	7,744	10,672	9,501	6,582	5,872	40,371	(354)
Financial assets at fair value (2)	107,499	53,117	4,560	10,756	1,720	177,653	(1,255)
Financial assets at amortized cost	253,008	95,453	64,147	49,666	61,908	524,182	(520)
Loans and advances to customers	188,584	88,758	48,046	46,501	55,974	427,864	(1,200)
Total Liabilities	403,620	153,811	73,745	63,674	65,614	760,465	(44,377)
Financial liabilities held for trading and designated at fair value through profit or loss	74,975	28,262	1,719	1,822	902	107,679	(8,624)
Financial liabilities at amortized cost - Customer deposits	230,120	85,537	58,250	48,464	26,033	448,403	(386)
Total Equity	15,477	11,836	8,737	6,942	4,553	47,545	13,342
Assets under management	112,655	61,736	20,323	7,830	682	203,225
Mutual funds	86,846	56,300	15,051	7,830	—	166,027
Pension funds	25,809	—	5,272	—	682	31,763
Other placements	—	5,436	—	—	—	5,436
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	411,620	168,470	82,782	73,997	66,534	803,404	(31,002)
Cash, cash balances at central banks and other demand deposits	12,734	12,564	8,828	8,906	8,348	51,379	(234)
Financial assets at fair value (2)	109,569	54,547	4,503	10,884	1,627	181,130	(1,798)
Financial assets at amortized cost	237,279	94,595	64,893	49,983	56,013	502,763	(362)
Loans and advances to customers	179,667	88,725	48,299	46,846	50,392	413,930	(1,453)
Total Liabilities	396,475	156,743	74,537	66,907	61,501	756,163	(43,774)
Financial liabilities held for trading and designated at fair value through profit or loss	75,143	30,885	1,943	2,060	642	110,674	(9,131)
Financial liabilities at amortized cost - Customer deposits	226,391	84,949	58,095	50,738	27,432	447,605	41
Total Equity	15,145	11,727	8,245	7,090	5,033	47,242	12,772
Assets under management	108,694	57,253	18,076	7,936	645	192,604
Mutual funds	82,852	52,528	12,949	7,936	—	156,264
Pension funds	25,841	—	5,128	—	645	31,614
Other placements	—	4,726	—	—	—	4,726
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €7,744 million as of June 30, 2025, a 39.2% decrease compared with the €12,734 million recorded as of December 31, 2024, mainly driven by decreases in cash held at the ECB, mainly due to the use of cash to make additional purchases of Spanish sovereign debt and other debt issuances, and increased lending activity, which was higher than the increase in deposits.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €107,499 million as of June 30, 2025, a 1.9% decrease from the €109,569 million recorded as of December 31, 2024, mainly as a result of the decrease in derivatives recorded under “Financial assets held for trading”, in the context of a falling interest rate environment, partially offset by the increase in Spanish sovereign debt securities.
Financial assets at amortized cost of this operating segment as of June 30, 2025 amounted to €253,008 million, a 6.6% increase compared with the €237,279 million recorded as of December 31, 2024. Within this heading, loans and advances to customers amounted to €188,584 million as of June 30, 2025, a 5.0% increase compared with the €179,667 million recorded as of December 31, 2024, mainly due to increases in corporate loans, loans to the public sector and consumer loans. Loans to the public sector increased due in part to the recognition of an asset under the “Financial assets at amortized cost - Government” line item in the balance sheet as of June 30, 2025, as a result of the split payment corresponding to the new tax on the interest margin and commissions of certain financial entities (the “Interest Margin and Commission Tax”) for the year ended December 31, 2024, given that such payment was made but considered undue with respect to such year under the existing legal framework as of June 30, 2025 (see Note 13.1 to the Unaudited Condensed Interim Consolidated Financial Statements). Also within “Financial assets at amortized cost”, debt securities of this operating segment as of June 30, 2025 amounted to €48,471 million, a 13.3% increase compared with the €42,791 million recorded as of December 31, 2024, mainly as a result of an increase in Spanish sovereign debt securities.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2025 amounted to €74,975 million, a 0.2% decrease compared with the €75,143 million recorded as of December 31, 2024.
Customer deposits at amortized cost of this operating segment as of June 30, 2025 amounted to €230,120 million, a 1.6% increase compared with the €226,391 million recorded as of December 31, 2024, mainly due to the increase in deposits from public institutions (through repurchase agreements) and credit institutions.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of June 30, 2025 amounted to €112,655 million, a 3.6% increase compared with the €108,694 million recorded as of December 31, 2024, mainly due to increases in mutual funds.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.5% as of June 30, 2025 from 3.7% as of December 31, 2024. This ratio was positively affected by increases in corporate loans, loans to the public sector and consumer loans, increasing the overall loans and advances to customers in the ratio’s denominator. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 61% as of June 30, 2025 and 59% as of December 31, 2024 as a result, in part, of a decrease in non-performing loans in the mortgage portfolio, whose coverage ratio exceeds the average of the loan portfolio overall.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso depreciated 2.4% against the euro as of June 30, 2025 compared with December 31, 2024, negatively affecting the business activity of the Mexico operating segment as of June 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €10,672 million as of June 30, 2025, a 15.1% decrease compared with the €12,564 million recorded as of December 31, 2024, mainly driven by the reduction of repurchase agreements and the depreciation of the Mexican peso against the euro, partially offset by the increase in customer deposits and higher volumes of long-term debt.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2025 amounted to €53,117 million, a 2.6% decrease from the €54,547 million recorded as of December 31, 2024, mainly due to the depreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2025 amounted to €95,453 million, a 0.9% increase compared with the €94,595 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of June 30, 2025 amounted to €88,758 million, compared with the €88,725 million recorded as of December 31, 2024, mainly due to increases in the volume of mortgage and consumer loans within the retail loan portfolio, partially offset by the depreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2025 amounted to €28,262 million, an 8.5% decrease compared with the €30,885 million recorded as of December 31, 2024, mainly as a result of the decrease in deposits from the Mexican Central Bank (through repurchase agreements) recorded under “Financial liabilities held for trading” and, to a lesser extent, the depreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2025 amounted to €85,537 million, a 0.7% increase compared with the €84,949 million recorded as of December 31, 2024, primarily due to increases in demand deposits from public institutions (which bear a lower cost for BBVA than time deposits), partially offset by the depreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of June 30, 2025 amounted to €61,736 million, a 7.8% increase compared with the €57,253 million as of December 31, 2024, mainly as a result of the continuing search by customers for higher-return investments, which continued to boost mutual funds, partially offset by the depreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) was 2.7% as of June 30, 2025 and December 31, 2024. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 125% as of June 30, 2025 from 121% as of December 31, 2024 mainly due to higher requirements in the retail portfolio as a result of the increase in coverage requirements resulting from changes in the macroeconomic outlook.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
The Turkish lira depreciated 21.1% against the euro as of June 30, 2025 compared to December 31, 2024, adversely affecting the business activity of the Turkey operating segment as of June 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “Other Matters—Regulatory Update for Turkey” for summarized information on certain recent changes to regulations that are relevant to our operations.
Cash, cash balances at central banks and other demand deposits amounted to €9,501 million as of June 30, 2025, a 7.6% increase compared with the €8,828 million recorded as of December 31, 2024, mainly due to the increase in customer deposits, both in Turkish-lira and foreign currency, and increases in long-term debt, partially offset by the depreciation of the Turkish lira against the euro. In addition, the Central Bank of Turkey increased the reserve requirement ratios with respect to deposits for Turkish banks in the first half of 2025.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2025 amounted to €4,560 million, a 1.3% increase from the €4,503 million recorded as of December 31, 2024, mainly due to the increase in local currency-denominated debt securities, whose valuation increased supported by the decrease in interest reference rates during the six months ended June 30, 2025, offset, to a great extent, by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2025 amounted to €64,147 million, a 1.1% decrease compared with the €64,893 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of June 30, 2025 amounted to €48,046 million, a 0.5% decrease compared with the €48,299 million recorded as of December 31, 2024, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in Turkish lira-denominated consumer and credit card loans, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans (see “Other Matters—Regulatory Update for Turkey”). In addition, within this heading, debt securities of this operating segment as of June 30, 2025 amounted to €6,160 million, a 16.9% decrease compared with the €7,417 million recorded as of December 31, 2024, mainly as a result of the depreciation of the Turkish lira against the euro, partially offset by increases in the volume of local currency-denominated bonds as part of our liquidity management measures. Further, loans and advances to central banks increased in the six months ended June 30, 2025, as a result of increases in the volume of Turkish lira deposits and the continued existence of reserve ratio requirements in Turkish lira deposits established by the Central Bank of the Republic of Turkey (“CBRT”), which were set at 8.0% as of February 2024 and reduced in September 2024 (5.0%), November 2024 (4.0%) and June 2025 (2.5%). See “Other Matters—Regulatory Update for Turkey”.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2025 amounted to €1,719 million, an 11.6% decrease compared with the €1,943 million recorded as of December 31, 2024, mainly due to the depreciation of the Turkish lira against the euro, partially offset by an increase in debt securities.
Customer deposits at amortized cost of this operating segment as of June 30, 2025 amounted to €58,250 million, a 0.3% increase compared with the €58,095 million recorded as of December 31, 2024, mainly due to the increase in Turkish lira-denominated time deposits and, to a lesser extent, U.S. dollar-denominated time deposits, partially offset by the depreciation of the Turkish lira against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2025 amounted to €20,323 million, a 12.4% increase compared with the €18,076 million as of December 31, 2024, mainly due to increases in mutual funds as a result of the shift towards higher-return investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 3.4% as of June 30, 2025 from 3.1% as of December 31, 2024, mainly as a result of the increase in the balance of non-performing retail loans (mainly credit card and consumer loans), due, in part, to higher impairment requirements in the wholesale portfolio and the increase in consumer and credit card loans, partially offset by the sale of non-performing loan portfolios and certain recoveries from the wholesale loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 86% as of June 30, 2025 from 96% as of December 31, 2024, mainly due to new Stage 3 entries.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes a representative office in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of June 30, 2025, the Argentine peso, the Peruvian sol and the Colombian peso depreciated against the euro by 23.1%, 5.8% and 4.0%, respectively, compared to December 31, 2024. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of June 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of June 30, 2025 and December 31, 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of June 30, 2025 amounted to €6,582 million, a 26.1% decrease compared with the €8,906 million recorded as of December 31, 2024, mainly due to the credit gap widening in the region, decreases in repurchase agreements in Colombia and Peru and the depreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2025 amounted to €10,756 million, a 1.2% decrease compared with the €10,884 million recorded as of December 31, 2024, mainly due to the depreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro, partially offset by the increase of debt securities in Argentina.
Financial assets at amortized cost of this operating segment as of June 30, 2025 amounted to €49,666 million, a 0.6% decrease compared with the €49,983 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of June 30, 2025 amounted to €46,501 million, a 0.7% decrease compared with the €46,846 million recorded as of December 31, 2024, mainly as a result of the depreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro and decreases in commercial loans in Peru, partially offset by the increase in loans to enterprises and households in Argentina.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2025 amounted to €1,822 million, an 11.5% decrease compared with the €2,060 million recorded as of December 31, 2024, mainly due to the decrease in deposits recorded as “Financial liabilities held for trading” in Colombia, as a result, in part, of a gradual reduction in interest rates, which may have led investors to shift their funds toward higher-yielding financial instruments, a decrease in repurchase agreements in Colombia and the depreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.

Customer deposits at amortized cost of this operating segment as of June 30, 2025 amounted to €48,464 million, a 4.5% decrease compared with the €50,738 million recorded as of December 31, 2024, mainly as a result of the depreciation of each of the Argentine peso, the Peruvian sol and the Colombian peso against the euro, partially offset by an increase in time deposits, particularly in Argentina within the context of a high interest rate environment (although central banks in South America have started to reduce interest reference rates).
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios in Colombia and Peru) as of June 30, 2025 amounted to €7,830 million, a 1.3% decrease compared with the €7,936 million as of December 31, 2024, mainly due to depreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro, partially offset by increases in mutual funds in Argentina as a result of the shift towards higher-return investments.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 4.2% as of June 30, 2025 from 4.5% as of December 31, 2024, mainly as a result of the decrease in non-performing loans in the retail portfolios, with lower entries and a high volume of write-offs in Peru and Colombia. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 89% as of June 30, 2025, from 88% as of December 31, 2024.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar depreciated 11.4% against the euro as of June 30, 2025 compared to December 31, 2024, adversely affecting the business activity of the Rest of Business operating segment as of June 30, 2025 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of June 30, 2025 amounted to €5,872 million, a 29.7% decrease compared with the €8,348 million recorded as of December 31, 2024, mainly due to the decrease in cash balances held at central banks within this operating segment, in particular, at the Federal Reserve System (“Fed”), due in part to lower interest rates in the United States, supporting the shift towards liquid trading assets, which typically offer higher short-term yields, the increased volume of loans granted, and the depreciation of the U.S. dollar against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2025 amounted to €1,720 million, a 5.7% increase compared with the €1,627 million recorded as of December 31, 2024, mainly due to the increase in loans and advances (through reverse repurchase agreements) recorded under “Financial assets held for trading” in BBVA Securities Inc., our broker-dealer in the United States, partially offset by the depreciation of the U.S. dollar against the euro.

Financial assets at amortized cost of this operating segment as of June 30, 2025 amounted to €61,908 million, a 10.5% increase compared with the €56,013 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of June 30, 2025 amounted to €55,974 million, an 11.1% increase compared with the €50,392 million recorded as of December 31, 2024, mainly due to increased activity in the branches located in New York and Europe, partially offset by the depreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2025 amounted to €902 million, a 40.5% increase compared with the €642 million recorded as of December 31, 2024, mainly due to the increase in deposits (through repurchase agreements) in BBVA Securities Inc. and in the value of derivatives in the branches located in Asia, recorded under “financial liabilities held for trading”, partially offset by the depreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2025 amounted to €26,033 million, a 5.1% decrease compared with the €27,432 million recorded as of December 31, 2024, mainly as a result of the depreciation of the U.S. dollar against the euro and time deposits in the New York branch, partially offset by the increase in demand deposits in the branches located in Europe.
Off-balance sheet funds of this operating segment (which consists of “Pension funds”, including customers’ portfolios) as of June 30, 2025 amounted to €682 million, a 5.8% increase compared with the €645 million recorded as of December 31, 2024.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 0.2% as of June 30, 2025 from 0.3% as of December 31, 2024 mainly due to repayments and recoveries from the corporate and investment banking business. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) increased to 140% as of June 30, 2025, from 102% as of December 31, 2024.

Item 4E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest and other income figures include “other income”, which amounted to €128 million and €120 million for the six months ended June 30, 2025 and 2024, respectively. For additional information on “interest and other income” see Note 32.1 to the Unaudited Condensed Interim Consolidated Financial Statements.

Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant. Average yields and rate paid for the six months ended June 30, 2025 and 2024 presented in this section have been annualized.

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Six months ended June 30, 2025			Six months ended June 30, 2024
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	791,760	28,468	7.25%	783,275	30,680	7.88%
Interest-earning assets	728,906	28,468	7.88%	724,230	30,680	8.52%
Cash and balances with central banks and other demand deposits	45,312	748	3.33%	62,780	1,303	4.17%
Domestic	11,860	105	1.78%	35,321	632	3.60%
Foreign	33,452	643	3.88%	27,459	671	4.91%
Financial assets held for trading	80,237	2,182	5.48%	98,120	2,978	6.10%
Domestic	63,127	1,281	4.09%	75,629	1,600	4.25%
Foreign	17,110	901	10.62%	22,491	1,378	12.32%
Financial assets at fair value through other comprehensive income	56,997	1,659	5.87%	60,617	2,138	7.09%
Domestic	25,243	360	2.88%	28,322	413	2.94%
Foreign	31,755	1,298	8.25%	32,295	1,725	10.74%
Financial assets at amortized cost	510,706	22,931	9.05%	464,857	23,529	10.18%
Domestic	245,940	4,396	3.60%	222,325	4,789	4.33%
Foreign	264,767	18,535	14.12%	242,531	18,740	15.54%
Debt securities	62,315	1,114	3.61%	53,763	1,089	4.07%
Domestic	48,547	659	2.74%	37,420	514	2.76%
Foreign	13,767	455	6.66%	16,344	575	7.08%
Loans and advances	448,391	21,817	9.81%	411,093	22,440	10.98%
Central banks	8,606	981	23.00%	8,247	1,108	27.01%
Domestic	23	—	1.86%	10	—	3.48%
Foreign	8,583	981	23.05%	8,237	1,108	27.04%
Credit institutions	23,263	607	5.27%	19,309	856	8.91%
Domestic	14,720	356	4.88%	12,748	502	7.92%
Foreign	8,542	251	5.93%	6,561	354	10.85%
Government	23,741	664	5.64%	23,289	823	7.10%
Domestic	13,552	180	2.69%	12,477	193	3.11%
Foreign	10,189	483	9.57%	10,813	630	11.72%
Other financial corporations	18,412	671	7.35%	13,889	610	8.83%
Domestic	6,465	160	4.98%	4,888	217	8.93%
Foreign	11,947	511	8.63%	9,000	393	8.77%
Individuals	180,503	9,432	10.54%	173,438	9,291	10.77%
Domestic	94,836	1,729	3.68%	92,477	1,910	4.15%
Mortgages	70,973	1,048	2.98%	70,887	1,279	3.63%
Other	23,863	681	5.76%	21,590	631	5.88%
Foreign	85,667	7,703	18.13%	80,961	7,381	18.33%
Mortgages	26,642	1,455	11.01%	26,261	1,293	9.90%
Other	59,026	6,248	21.35%	54,700	6,088	22.38%
Non-financial corporations	193,867	9,461	9.84%	172,921	9,753	11.34%
Domestic	67,796	1,311	3.90%	62,306	1,453	4.69%
Foreign	126,071	8,150	13.04%	110,615	8,300	15.09%
Derivatives and other financial assets (2)	35,654	948	5.36%	37,857	731	3.88%
Domestic	28,465	229	1.62%	27,680	203	1.47%
Foreign	7,189	719	20.17%	10,177	528	10.44%
Non interest earning assets (3)	62,854			59,045
(1)Foreign activity represented 48.69% of the total average assets for the six months ended June 30, 2025 and 46.69% for the six months ended June 30, 2024.
(2)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(3)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups classified as held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six months ended June 30, 2025			Six months ended June 30, 2024
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total Liabilities (1)	791,760	15,861	4.04%	783,275	17,687	4.54%
Interest-bearing liabilities	692,888	15,861	4.62%	690,612	17,687	5.15%
Financial liabilities held for trading	65,281	1,506	4.65%	81,057	2,146	5.32%
Domestic	55,410	1,113	4.05%	61,035	1,231	4.06%
Foreign	9,871	393	8.02%	20,022	914	9.18%
Financial liabilities at amortized cost	574,818	12,937	4.54%	552,917	13,433	4.89%
Domestic	308,878	2,440	1.59%	303,867	3,101	2.05%
Foreign	265,939	10,498	7.96%	249,051	10,332	8.34%
Debt certificates	71,609	1,595	4.49%	70,365	1,539	4.40%
Domestic	46,106	723	3.16%	46,356	758	3.29%
Foreign	25,503	872	6.90%	24,009	781	6.54%
Deposits	503,209	11,342	4.55%	482,552	11,894	4.96%
Central banks	17,130	490	5.77%	19,360	710	7.37%
Domestic	8,025	166	4.18%	8,820	218	4.97%
Foreign	9,105	324	7.18%	10,540	492	9.39%
Credit institutions	33,787	1,474	8.80%	35,213	1,398	7.98%
Domestic	24,251	501	4.17%	27,318	797	5.87%
Foreign	9,536	972	20.56%	7,895	600	15.29%
Government	46,264	683	2.98%	39,650	837	4.24%
Domestic	31,498	310	1.99%	25,727	410	3.20%
Foreign	14,766	373	5.09%	13,923	427	6.17%
Other financial corporations	31,843	706	4.47%	27,907	893	6.43%
Domestic	11,689	280	4.83%	12,518	356	5.71%
Foreign	20,154	426	4.27%	15,388	537	7.02%
Individuals	247,849	4,566	3.72%	242,125	4,687	3.89%
Domestic	144,237	237	0.33%	142,144	246	0.35%
Foreign	103,612	4,329	8.42%	99,981	4,442	8.93%
Non-financial corporations	126,335	3,423	5.46%	118,297	3,370	5.73%
Domestic	43,071	222	1.04%	40,984	316	1.55%
Foreign	83,264	3,201	7.75%	77,314	3,053	7.94%
Provisions	2,206	119	10.91%	2,498	113	9.10%
Domestic	1,887	34	3.65%	2,160	41	3.86%
Foreign	319	85	53.91%	337	72	42.66%
Derivatives and other financial liabilities (2)	50,583	1,299	5.18%	54,140	1,995	7.41%
Domestic	32,339	164	1.02%	32,516	617	3.81%
Foreign	18,245	1,134	12.54%	21,625	1,379	12.82%
Non-interest bearing liabilities and Equity (3)	98,872			92,663
(1)Foreign activity represented 43.11% of the total average liabilities for the six months ended June 30, 2025 and 42.93% for the six months ended June 30, 2024.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.

Changes in Net Interest Income - Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2025 compared with the six months ended June 30, 2024. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months ended June 30, 2025 / June 30, 2024
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	(363)	(193)	(555)
Domestic	(420)	(107)	(527)
Foreign	146	(174)	(28)
Financial assets held for trading	(543)	(253)	(796)
Domestic	(264)	(54)	(318)
Foreign	(330)	(148)	(477)
Financial assets at fair value through other comprehensive income	(128)	(352)	(480)
Domestic	(45)	(8)	(53)
Foreign	(29)	(398)	(427)
Financial assets at amortized cost	2,321	(2,919)	(598)
Domestic	509	(902)	(394)
Foreign	1,718	(1,923)	(205)
Debt securities	173	(148)	25
Domestic	153	(7)	146
Foreign	(91)	(30)	(121)
Loans and advances	2,036	(2,659)	(623)
Central banks	48	(175)	(126)
Domestic	—	—	—
Foreign	46	(173)	(127)
Credit institutions	175	(424)	(248)
Domestic	78	(223)	(146)
Foreign	107	(210)	(103)
Government	16	(175)	(159)
Domestic	17	(29)	(12)
Foreign	(36)	(110)	(147)
Other financial corporations	199	(137)	61
Domestic	70	(127)	(57)
Foreign	129	(10)	119
Individuals	378	(238)	141
Domestic	49	(230)	(181)
Mortgages	2	(233)	(232)
Other	66	(16)	50
Foreign	429	(107)	322
Mortgages	19	143	161
Other	481	(321)	161
Non-financial corporations	1,181	(1,473)	(292)
Domestic	128	(270)	(142)
Foreign	1,160	(1,309)	(149)
Derivatives and other financial assets	(43)	260	217
Domestic	6	20	26
Foreign	(155)	346	191
Total income	332	(2,544)	(2,212)
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2025 / June 30, 2024
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	(418)	(222)	(640)
Domestic	(113)	(4)	(118)
Foreign	(464)	(58)	(522)
Financial liabilities at amortized cost	532	(1,028)	(496)
Domestic	51	(712)	(661)
Foreign	701	(535)	165
Debt certificates	27	29	56
Domestic	(4)	(31)	(35)
Foreign	49	42	91
Deposits	509	(1,060)	(551)
Central banks	(82)	(138)	(220)
Domestic	(20)	(32)	(52)
Foreign	(67)	(101)	(168)
Credit institutions	(57)	133	76
Domestic	(90)	(206)	(296)
Foreign	125	248	372
Government	140	(293)	(154)
Domestic	92	(191)	(99)
Foreign	26	(80)	(54)
Other financial corporations	126	(312)	(186)
Domestic	(24)	(52)	(76)
Foreign	166	(277)	(111)
Individuals	111	(232)	(121)
Domestic	4	(12)	(8)
Foreign	161	(274)	(113)
Non-financial corporations	229	(176)	53
Domestic	16	(111)	(95)
Foreign	235	(87)	148
Provisions	(13)	20	6
Domestic	(5)	(2)	(7)
Foreign	(4)	18	14
Derivatives and other financial liabilities (3)	(131)	(566)	(697)
Domestic	(3)	(449)	(452)
Foreign	(216)	(29)	(244)
Total expense	192	(2,017)	(1,826)
Net interest income			(386)
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

Interest Earning Assets - Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2025	2024
	(In Millions of Euros, Except Percentages)
Average interest earning assets	728,906	724,230
Gross yield (1) (2)	3.9%	4.2%
Net yield (2) (3)	1.7%	1.8%
Average effective rate paid on interest-bearing liabilities (2)	2.3%	2.6%
Spread (4)	1.6%	1.7%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)Not annualized.
(3)“Net yield” represents net interest income divided by average interest-earning assets.
(4)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.
ASSETS
Interest-Bearing Deposits in Other Banks
As of June 30, 2025, interbank deposits (excluding deposits with central banks) (which are recorded under “Loans and advances to credit institutions” in the “Financial assets held for trading”, “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” portfolios) represented 5.1% of our total assets (compared to 5.7% of our total assets as of December 31, 2024). Of such interbank deposits, 17.1% were held outside of Spain and 82.9% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of June 30, 2025, our total securities portfolio (consisting of investment securities and loans and advances recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” portfolios) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €131,139 million, representing 16.9% of our total assets, a 0.6% decrease compared to our total securities portfolio as of December 31, 2024, mainly due to the depreciation against the euro of the currencies of the main countries where the Group operates (in terms of period-end exchange rates), partially offset by increases in debt securities in Spanish sovereign debt and in local currency-denominated debt securities in Turkey. €15,633 million, or 11.9% of our securities portfolio as of June 30, 2025 consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2025 on the investment securities that BBVA held was 6.2%, compared with an average yield of approximately 4.8% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during the six months ended June 30, 2025. See Notes 9 and 12.1 to the Unaudited Condensed Interim Consolidated Financial Statements for additional information.
The tables in Note 7.1 to the Unaudited Condensed Interim Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2025 and December 31, 2024. The tables in Note 7.2 to the Unaudited Condensed Interim Consolidated Financial Statements set forth the fair value and the book value of our debt securities recorded under “Financial assets at amortized cost” as of June 30, 2025 and December 31, 2024. This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following table shows the fair value of debt securities recorded, as of June 30, 2025 and December 31, 2024, under “Financial assets at fair value through other comprehensive income” by rating categories:

	As of June 30, 2025		As of December 31, 2024
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	1,673	3.0%	1,370	2.4%
AA+	3,893	6.9%	4,170	7.2%
AA	299	0.5%	261	0.5%
AA-	1,448	2.6%	1,061	1.8%
A+	945	1.7%	905	1.6%
A	1,456	2.6%	2,007	3.5%
A-	12,904	22.8%	12,018	20.9%
BBB+	19,363	34.2%	19,897	34.6%
BBB	8,101	14.3%	9,212	16.0%
BBB-	1,444	2.6%	922	1.6%
BB+ or below	4,903	8.7%	5,227	9.1%
Unclassified	125	0.2%	474	0.8%
Total	56,554	100.0%	57,526	100.0%
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.
Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2025 (which is the latest available information) excluding government-related loans amounted to €7,317 million or approximately 1.6% of our total outstanding loans and advances to customers.
Loans and Advances to Customers
As of June 30, 2025, our total loans and advances to customers amounted to €460,833 million, or 59.3% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €449,211 million as of June 30, 2025, or 57.8% of our total assets, an increase from 55.6% of our total assets as of December 31, 2024. As of June 30, 2025, our total loans and advances to customers in Spain amounted to €184,010 million, up from €174,854 million as of December 31, 2024, mainly due to increases in corporate loans, loans to the public sector and consumer loans. Loans to the public sector increased due in part to the recognition of an asset under the “Financial assets at amortized cost - Government” line item in the balance sheet as of June 30, 2025, as a result of the split payment corresponding to the new Interest Margin and Commission Tax for the year ended December 31, 2024, given that such payment was made but considered undue with respect to such year under the existing legal framework as of June 30, 2025 (see Note 13.1 to the Unaudited Condensed Interim Consolidated Financial Statements). Our total loans and advances to customers outside Spain amounted to €276,823 million as of June 30, 2025, up from €266,288 million as of December 31, 2024, mainly due to the increase in Turkish lira-denominated consumer and credit card loans, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans, increased activity in the branches located in New York and Europe within the Rest of Business segment, the increase in loans to enterprises and households in Argentina and, to a lesser extent, increases in the volume of mortgage and consumer loans in Mexico, partially offset by the depreciation against the euro of the currencies of the main countries where the Group operates (in terms of period-end exchange rates).

Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2025	2024	2024
	(In Millions of Euros)
Domestic	184,010	174,854	174,082
Foreign
Western Europe	43,302	41,907	35,293
Mexico	94,296	93,016	93,830
Turkey	44,317	45,314	39,605
South America	54,303	54,544	50,341
Other (1)	40,605	31,507	23,359
Total foreign	276,823	266,288	242,427
Total loans and advances (2)	460,833	441,142	416,510
Loss allowances	(11,621)	(11,611)	(11,218)
Total net lending (2)	449,211	429,532	405,292
(1)Balances correspond, in part, to our business in the United States.
(2)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
Loans and Advances to Credit Institutions and Central Banks
As of June 30, 2025, our total loans and advances to credit institutions and central banks amounted to €49,389 million, or 6.4% of total assets (compared to €52,467 million, or 6.8% of total assets as of December 31, 2024), of which total loans and advances to credit institutions and central banks at amortized cost amounted to €33,075 million, or 4.3% of total assets. Loans and advances to credit institutions as of June 30, 2025 decreased by 8.9% compared to December 31, 2024, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) in Spain.
Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €14,886 million, or 3.4% of our total loans and advances to customers as of June 30, 2025, compared with the €12,001 million, or 2.8% of our total loans and advances to customers as of December 31, 2024, in each case, excluding loans to companies controlled by the Spanish government.
Loans to Associates and Jointly Controlled Companies
As of June 30, 2025, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €562 million, compared with €639 million as of December 31, 2024.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of June 30, 2025. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	606	652	181	13	1,452	468	378
Manufacturing, mining and quarrying, and other industrial activities	8,982	7,581	1,209	134	17,906	3,395	5,528
Of which: manufacturing	7,536	5,341	775	117	13,770	2,989	3,245
Construction	2,057	1,822	1,030	145	5,055	777	2,221
Wholesale and retail trade, transportation and storage, accommodation and food service activities	9,641	8,086	2,482	285	20,495	5,351	5,503
Information and communication	1,264	828	206	11	2,309	254	791
Financial and insurance activities	3,173	4,526	966	205	8,870	2,269	3,428
Real estate activities	742	2,514	1,303	73	4,632	1,588	2,303
Professional, scientific, technical, administrative and support service activities	2,137	2,339	505	50	5,030	1,559	1,334
Public administration and defense, education, human health and social work activities	4,036	5,349	6,649	65	16,100	7,295	4,768
Other service activities	15,221	24,707	35,463	25,186	100,577	50,704	34,652
Of which:
Households	14,525	24,282	35,357	25,180	99,344	50,379	34,440
For House Purchase	3,645	13,822	29,842	24,884	72,193	35,310	33,238
Credit for consumption	5,409	8,144	4,255	39	17,847	12,251	187
Other purposes	5,471	2,316	1,260	256	9,303	2,818	1,015
Total Domestic	47,859	58,403	49,995	26,168	182,425	73,662	60,905
Foreign
Agriculture, forestry and fishing	1,795	1,086	568	21	3,469	1,180	495
Manufacturing, mining and quarrying, and other industrial activities	29,280	22,781	4,569	416	57,046	7,692	20,074
Of which: manufacturing	21,012	14,022	2,057	43	37,134	5,789	10,333
Construction	2,710	2,376	575	10	5,671	762	2,199
Wholesale and retail trade, transportation and storage, accommodation and food service activities	19,716	13,197	4,808	130	37,851	9,340	8,795
Information and communication	3,083	4,520	77	9	7,688	1,298	3,307
Financial and insurance activities	12,712	8,207	758	92	21,768	2,228	6,829
Real estate activities	1,663	4,103	1,847	1	7,614	1,175	4,777
Professional, scientific, technical, administrative and support service activities	2,035	2,945	637	3	5,620	1,539	2,047
Public administration and defense, education, human health and social work activities	2,211	2,992	5,455	2,693	13,352	1,990	9,151
Other service activities	24,239	36,347	17,978	17,217	95,781	59,440	12,102
Of which:
Households	20,244	35,868	17,718	16,920	90,749	58,704	11,802
For House Purchase	128	1,909	11,938	14,618	28,592	27,163	1,301
Credit for consumption	16,874	30,499	5,289	2,154	54,815	28,281	9,659
Other purposes	3,242	3,461	492	148	7,342	3,259	841
Total Foreign	99,443	98,555	37,271	20,590	255,859	86,642	69,774
Total loans and advances (1)	147,302	156,958	87,266	46,759	438,285	160,304	130,679
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss Allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to the Consolidated Financial Statements.

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2025	2024
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.47%	2.56%
Allowance for credit losses	11,645	11,630
Domestic	4,557	4,495
Foreign	7,089	7,135
Total loans outstanding	471,384	455,016
Domestic	207,646	197,937
Foreign	263,738	257,079
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.22%	0.18%
Non-financial corporations (1)	0.25%	0.18%
Net charge-offs during the period	130	177
Average loans outstanding	106,516	95,956
Individuals (1)	0.30%	0.26%
Net charge-offs during the period	145	248
Average loans outstanding	96,391	94,984
Other (1)	—%	0.01%
Foreign (1)	1.73%	1.72%
Non-financial corporations (1)	0.20%	0.49%
Net charge-offs during the period	175	392
Average loans outstanding	87,306	80,645
Individuals (1)	1.81%	3.52%
Net charge-offs during the period	1,525	2,793
Average loans outstanding	84,157	79,325
Other (1)	—%	—%
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period (1)	0.89%	0.87%
Net charge-offs during the period	1,976	3,612
Average total loans and advances at amortized cost outstanding	448,391	416,861
(1) Annualized.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.89% for the six months ended June 30, 2025, compared with 0.87% for the year ended December 31, 2024, mainly as a result of increases in charge-offs in Mexico and Spain. The increase was partially offset by decreases in charge-offs in Colombia and Peru. The following factors, set out by region, were the main contributors to the increase in the ratio:
• Mexico: there was an increase in the ratio mainly due to an increase in charge-offs in the retail portfolio, mainly in consumer and credit cards loans, which increased at a higher rate than the loan portfolio.
• Spain: there was an increase in the ratio mainly due to an increase in charge-offs in the wholesale portfolio, and to a lesser extent, the consumer loan portfolio.
The increase in the total net charge-offs to average loans ratio was partially offset by:

• South America: there was a decrease in the ratio due to an increase in the size of loans to enterprises and households, mainly in Argentina, and a decrease in charge-offs in the retail portfolios in Colombia and Peru.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.47% as of June 30, 2025 compared with 2.56% as of December 31, 2024, mainly as a result of the increase in total loans outstanding, in particular, increases in corporate loans, loans to the public sector and consumer loans in Spain and increased activity in the branches located in New York and Europe within the Rest of Business segment, which activity was related mainly to Stage 1 loans to public institutions.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2025 and 2024 was €265 million and €209 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2025	2024
	(In Millions of Euros)
Impaired loans
Domestic	7,229	7,319
Public sector	12	15
Other resident sector	7,217	7,304
Foreign	6,902	6,894
Public sector	8	11
Other non-resident sector	6,894	6,883
Total impaired loans	14,131	14,213
Allowance for credit losses	(11,645)	(11,630)
Impaired loans net of allowance	2,486	2,583
Impaired loans as a percentage of loans and advances at amortized cost	3.00%	3.12%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.53%	0.57%
Our total impaired loans amounted to €14,131 million as of June 30, 2025, a 0.6% decrease compared with €14,213 million as of December 31, 2024.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2025, the allowance for credit losses amounted to €11,645 million, a 0.1% increase compared with the €11,630 million recorded as of December 31, 2024.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average for the six months ended June 30,	Average for the year ended December 31,
	2025	2024
	(In Millions of Euros)
Demand deposits	333,931	323,940
Domestic	193,840	191,782
Foreign	140,091	132,157
Time deposits	132,294	122,951
Domestic	44,082	42,364
Foreign	88,212	80,586
Other	36,984	39,994
Domestic	24,850	26,006
Foreign	12,134	13,988
Total Domestic	262,772	260,152
Total Foreign	240,437	226,732
Total	503,209	486,884
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost”, see Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.
Certain Ratios
The following table sets out certain ratios as of and for the six months ended June 30, 2025 and as of and for the year ended December 31, 2024:

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2025	2024
	(In Percentages)
Net interest margin (1)	3.21%	3.30%
Equity to assets ratio (2)	7.6%	7.4%
(1)Represents net interest income (annualized with respect to the six months ended June 30, 2025) as a percentage of average total assets.
(2)Represents average total equity (net assets) over average total assets.
EQUITY
The majority of the balance not explained in the subsections below is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.
Total equity
As of June 30, 2025, total equity amounted to €60,887 million, a 1.5% increase compared to the €60,014 million recorded as of December 31, 2024.
Shareholders’ funds
As of June 30, 2025, shareholders’ funds amounted to €75,724 million, a 3.9% increase compared to the €72,875 million recorded as of December 31, 2024, mainly due to the profit attributable to owners of the parent in the period.
Accumulated other comprehensive income (loss)

As of June 30, 2025, the accumulated other comprehensive loss amounted to €18,896 million, a 9.7% increase compared to the €17,220 million loss recorded as of December 31, 2024 mainly as a result of changes in foreign currency translation in the period, due to cumulative adjustments from the translation of the financial statements of foreign subsidiaries, which reflect the exposure to exchange rate fluctuations.
Non-controlling interest
As of June 30, 2025, non-controlling interest amounted to €4,059 million, a 6.9% decrease compared to €4,359 million recorded as of December 31, 2024, mainly due to the lower operating profit before tax recorded in Turkey and Argentina for the six months ended June 30, 2025.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2024 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.5 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2.3 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.

Item 5A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that affect the comparability of the Group’s results of operations for the six months ended June 30, 2025 and 2024, and the Group’s financial condition as of June 30, 2025 and December 31, 2024, respectively. In addition to the factors referred to below, the future comparability of the Group’s results of operations and financial condition may be significantly affected by, among other factors, the completion of the Exchange Offer. See “Other Matters—Exchange Offer regarding Banco Sabadell”.
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2025 and June 30, 2024, and as period-end exchange rates as of June 30, 2025 and as of December 31, 2024 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the six months ended June 30, 2025	For the six months ended June 30, 2024	As of June 30, 2025	As of December 31, 2024
Mexican peso	21.8137	18.5017	22.0899	21.5504
Turkish lira			46.5682	36.7372
U.S. dollar	1.0934	1.0812	1.1720	1.0389
Argentine peso			1,394.4846	1,072.6642
Colombian peso	4,586.2398	4,237.5031	4,769.6532	4,580.6659
Peruvian sol	4.0177	4.0485	4.1418	3.9027
(1)The period-end exchange rate as of June 30, 2024 of the Turkish lira and the Argentine peso against the euro was 35.1868 and 975.8499, respectively.
During the six months ended June 30, 2025, the Mexican peso, the Colombian peso and, to a significantly less extent, the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year. On the other hand, during the six months ended June 30, 2025, the Peruvian sol appreciated against the euro in average terms compared with the same period of the prior year.
In terms of period-end exchange rates, the Argentine peso, the Turkish lira, the U.S. dollar, the Peruvian sol, the Colombian peso and, to a significantly less extent, the Mexican peso depreciated against the euro compared with the exchange rates as of December 31, 2024.
The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Argentine peso and the Turkish lira used to convert income statement items pursuant to IAS 21, and the depreciation of the Mexican peso) and balance sheet (mainly due to the depreciation of the Argentine peso and the Turkish lira).

When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.

Macroeconomic and geopolitical conditions
The Group is sensitive to economic conditions and the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is undergoing significant changes due to, among other reasons, the policies of the U.S. administration. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic and financial risks.
The recent significant increase in U.S. tariffs on imports has triggered financial market volatility, reinforcing global-wide risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the world economy, worsening the prospects for the macroeconomic environment. As a result of adopted or announced tariffs, global growth could decelerate significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States, which has contributed to the Federal Reserve’s decision to keep interest rates unchanged in recent months and limited the scope for rate cuts in 2025. In the Eurozone, limited inflationary pressures have allowed the ECB to reduce the deposit facility rate to 2.0% in June 2025.
Beyond higher import tariffs, tighter U.S. controls on migration flows could also affect the labor market, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility.
Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has recently increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high debt levels in both developed and emerging economies.
Rising trade protectionism and the growing U.S.-China rivalry could further heighten geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and in the Middle East. In response to these risks and the changes in the foreign policy of the U.S. administration, the European Union has adopted measures to increase military spending, which could support growth, while also adding to upward pressures on inflation and interest rates in the region.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: changes in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic conditions may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional and institutional reforms, and the policies of the U.S. administration have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. In Argentina, despite the improved prospects for the economy following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, climate-related factors, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.

Operating Environment
The below discussion of BBVA’s operating environment includes the current expectations, estimates and beliefs of BBVA Research, based on internal and third-party sources, with respect to the future evolution of macroeconomic conditions. These expectations, estimates and beliefs are subject to uncertainty, and the actual evolution of macroeconomic conditions could differ materially from any expected evolution described below.
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of gross domestic product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and the evolution of corporate earnings. Interest rates have a direct impact on banking results as banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding and also typically lead to an increase in losses on fixed income securities and higher default rates.
Uncertainty about the global economic outlook remains high, mainly due to the policies of the current U.S. administration. U.S. tariffs have risen significantly, reaching historically high levels. The impact of increased tariffs and uncertainty about their final level remains a persistent source of risk. Trade negotiations between the United States and its main partners continue, and disputes over the legal validity of the tariffs persist. In this context, and given expectations of large fiscal deficits and concerns over the Fed's autonomy, the U.S. risk premium has increased, pushing up long-term sovereign yields and contributing to a depreciation of the U.S. dollar.
While global growth remains relatively resilient, BBVA Research estimates that protectionism and uncertainty will weigh on economic activity. Specifically, it forecasts global GDP growth at 3.0% in 2025.
Growth in the United States is expected to slow from 2.8% in 2024 to around 1.7% in 2025. In China, growth could reach a still healthy 4.8% in 2025, down from 5.0% in 2024, mainly due to recent stimulus measures and smaller-than-expected U.S. tariff increases on Chinese exports. In the Eurozone, the impact of U.S. tariffs is likely to be cushioned by fiscal spending, mainly on defense. Growth is expected to be around 0.9% in 2025, in line with 2024 (0.9%). Tariffs are expected to reverse the disinflation trend in the United States, prompting the Fed to hold rates steady at 4.5% for longer. Monetary easing could resume in late 2025 if price pressures prove transitory.
In the Eurozone, while an additional rate cut is possible in the second half of 2025, the ECB may instead choose to keep interest rates unchanged at 2.0%.
In China, with inflation near zero, monetary conditions are expected to become more accommodative.
Beyond the significant risks related to new U.S. policies, geopolitical risks persist. Although energy prices remain relatively low, tensions in the Middle East and Ukraine could trigger new supply shocks.
In Spain, economic activity remained dynamic in the first half of 2025, and the outlook ahead is relatively positive. Growth is expected to be supported by contained energy prices, a more expansionary policy stance in Europe, stronger growth potential in the services sector boosted by higher immigration and productivity gains, increased investment in construction, and rising defense spending. Nonetheless, BBVA Research expects the expansion to lose momentum, with GDP growth slowing from 3.2% in 2024 to 2.5% in 2025, reflecting factors such as revisions to past growth data, global protectionism, high policy uncertainty, and currency appreciation. Annual inflation remains under control; it reached 2.3% in June 2025 and is expected to stay around 2.0% in the second half of 2025.
In Mexico, economic activity slowed in the first half of the year amid high uncertainty, as the impact of U.S. tariffs added to the effects of recent domestic reforms and the ongoing fiscal consolidation. In this context, BBVA Research has revised its 2025 GDP growth forecast from 1.0% to -0.4%. Even so, the economy is expected to eventually benefit from relatively moderate inflation (4.3% in June 2025 and likely near 3.8% in December 2025), lower interest rates (cut to 8.0% in June 2025 and possibly reaching 7.0% by December 2025) and structural gains from U.S. export tariffs potentially being lower than those applied to China and other competitors.
In Turkey, growth has recently moderated, and this, together with the restrictive stance of monetary policy, has helped bring inflation down further, to 35% in June 2025. BBVA Research maintains its 2025 growth forecast at 3.5% and expects inflation to keep easing, reaching around 30% by December 2025. Monetary conditions, tightened in the second quarter of 2025 to counter financial volatility stemming from recent sociopolitical turbulence, could ease again in the coming months, potentially allowing interest rates to fall from 46% in June 2025 to around 36% by December 2025.

In Argentina, the macroeconomic normalization process has continued in recent months. In addition to ongoing fiscal consolidation and tight monetary policy, most foreign exchange controls were recently lifted, and a floating exchange rate regime with wide bands was introduced. While the new foreign exchange scheme has resulted in some depreciation of the Argentine peso, its impact on inflation has been limited. BBVA Research forecasts annual inflation to end 2025 around 28.0%. It also maintains its GDP growth forecast at 5.5% for 2025, following a 1.7% contraction in 2024.
In Colombia, the recovery in economic growth has continued in recent months and is likely to persist going forward. BBVA Research has revised its 2025 GDP growth forecast down mainly due to a less favorable global environment and a slower-than-expected decline in inflation and interest rates. Inflation is expected to ease from levels above 5.0% earlier this year, and 4.8% in June 2025, to around 4.7% by December 2025. Despite the relative persistence of inflation and concerns over fiscal accounts, interest rates could be cut from 9.25% in June 2025 to around 8.25% by December 2025.
In Peru, BBVA Research estimates GDP will grow 3.1% in 2025, the same as its previous forecast and close to the 3.3% growth recorded in 2024. Low inflation (1.7% in June 2025 and estimated to be near 2.0% going forward), low interest rates (expected to remain steady at the current 4.5%), and relatively high copper prices, among other factors, support the growth outlook.

BBVA Group results of operations for the six months ended June 30, 2025 compared with the six months ended June 30, 2024
The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Interest and other income	28,468	30,680	(7.2)
Interest expense	(15,861)	(17,687)	(10.3)
Net interest income	12,607	12,993	(3.0)
Dividend income	76	76	—
Share of profit or loss of entities accounted for using the equity method	30	20	52.0
Fee and commission income	6,514	6,149	5.9
Fee and commission expense	(2,503)	(2,307)	8.5
Net gains (losses) on financial assets and liabilities (1)	1,554	1,489	4.4
Exchange differences, net	(123)	398	n.m. (2)
Other operating income	351	310	13.1
Other operating expense	(1,228)	(2,415)	(49.1)
Income on insurance and reinsurance contracts	1,866	1,800	3.7
Expense on insurance and reinsurance contracts	(1,109)	(1,066)	4.1
Gross income	18,034	17,446	3.4
Administration costs	(6,038)	(6,100)	(1.0)
Personnel expense	(3,693)	(3,633)	1.7
Other administrative expense	(2,345)	(2,467)	(5.0)
Depreciation and amortization	(749)	(759)	(1.4)
Net margin before provisions (3)	11,247	10,586	6.2
Provisions or reversal of provisions	(133)	(38)	248.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,761)	(2,839)	(2.7)
Impairment or reversal of impairment on non-financial assets	(5)	30	n.m. (2)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	39	51	(23.4)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	37	(10)	n.m. (2)
Operating profit / (loss) before tax	8,424	7,780	8.3
Tax expense or income related to profit or loss from continuing operations	(2,626)	(2,525)	4.0
Profit / (loss)	5,798	5,255	10.3
Profit / (loss) attributable to parent company	5,447	4,994	9.1
Profit / (loss) attributable to non-controlling interests	351	261	34.5
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2025 compared with the same period of 2024 were as follows:
Net interest income
Net interest income for the six months ended June 30, 2025 amounted to €12,607 million, a 3.0% decrease compared with the €12,993 million recorded for the six months ended June 30, 2024, mainly as a result of:
•the depreciation against the euro, in average terms, of the currencies of the main countries where the Group operates, except for the Peruvian sol; and
•the lower yield and volume in the public sector loan portfolio in the South America operating segment, particularly in Argentina, driven in part, with respect to the yield, by the decline in the monetary policy rate in Argentina.
The period-on-period decrease was partially offset by:
•the higher volume and yield of Turkish lira-denominated loans, supported—with respect to the volume growth—by the lessening of the loan reserve requirements in Turkey;
•increases in the volume of the mortgage and consumer loan portfolios and lower wholesale funding costs in Mexico; and
•the higher contribution from the securities portfolio and the lower funding costs in the wholesale portfolios in Spain.
Fee and commission income
The table below provides a breakdown of fee and commission income for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Bills receivables	10	10	(7.0)
Demand accounts	157	150	4.4
Credit and debit cards and POS (1)	3,433	3,273	4.9
Checks	71	86	(17.6)
Transfers and other payment orders	464	455	1.8
Insurance product commissions	257	224	14.5
Loan commitments given	173	169	2.2
Other commitments and financial guarantees given	264	258	2.3
Asset management	864	793	9.0
Securities fees	196	184	6.4
Custody securities	107	105	2.3
Other fees and commissions	519	441	17.7
Fee and commission income	6,514	6,149	5.9
(1) Point Of Sale.
Fee and commission income increased by 5.9% to €6,514 million for the six months ended June 30, 2025 from the €6,149 million recorded for the six months ended June 30, 2024, primarily due to the increase in payment systems fees (fees related to credit and debit cards, monetary transactions, including traditional transfers and mobile payments, and points of sale (POS)) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT in November 2024, the increase in the volume of asset management activities in Turkey, and, to a lesser extent, higher payment systems fees and the fees resulting from an increase in asset management activities in Mexico and the increase in the volume of asset management activities and credit card fees in Spain, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Fee and commission expense
The breakdown of fee and commission expense for the six months ended June 30, 2025 and 2024 is as follows:

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Demand accounts	4	3	41.6
Credit and debit cards and POS (1)	1,696	1,630	4.0
Transfers and other payment orders	81	80	0.9
Commissions for selling insurance	27	27	(1.2)
Custody securities	45	42	7.9
Other fees and commissions	651	524	24.1
Fee and commission expense	2,503	2,307	8.5
(1) Point Of Sale.
Fee and commission expense increased by 8.5% to €2,503 million for the six months ended June 30, 2025 from the €2,307 million recorded for the six months ended June 30, 2024, primarily due to the increase in fees paid by the Group to third parties in connection with the increase in payment systems fees in Turkey and, to a lesser extent, higher fees from payment systems in Mexico and the increase in the volume of asset management activities and credit card fees in Spain, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 4.4% to €1,554 million for the six months ended June 30, 2025 from the net gain of €1,489 million recorded for the six months ended June 30, 2024, mainly due to: (i) higher trading gains in the Global Markets unit in Spain and in the ALCO portfolio in Mexico recorder under “Gains (losses) on financial assets and liabilities held for trading, net”; (ii) higher gains in the non-trading portfolio from the revaluation of certain venture capital investments from the Corporate Center recorded under “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net” and, to a lesser extent; (iii) the higher gains from the sale of certain securities in Turkey recorded under “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net - Financial assets at fair value through other comprehensive income”; partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol, and, to a lesser extent, lower gains from the Global Markets unit in Spain recorded under “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and lower gains in the trading portfolio from the Global Markets unit in Turkey recorded under “Gains (losses) on financial assets and liabilities held for trading, net”.
The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	193	128	50.9
Financial assets at fair value through other comprehensive income	164	118	38.5
Financial assets at amortized cost	30	9	245.2
Other financial assets and liabilities	(1)	1	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	1,151	991	16.1
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	188	53	252.6
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	29	219	(86.7)
Gains (losses) from hedge accounting, net	(7)	98	n.m. (1)
Net gains (losses) on financial assets and liabilities	1,554	1,489	4.4
(1)Not meaningful.
Exchange differences, net
Exchange differences amounted to a €123 million loss for the six months ended June 30, 2025 compared with a €398 million gain for the six months ended June 30, 2024 mainly driven by negative exchange differences in Turkey and the Corporate Center.

Other operating income and other operating expense
Other operating income for the six months ended June 30, 2025 increased by 13.1% to €351 million from €310 million recorded for the six months ended June 30, 2024, mainly due to higher gains from sales of non-financial services in Turkey, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Other operating expense for the six months ended June 30, 2025 amounted to €1,228 million, a 49.1% decrease compared with the €2,415 million recorded for the six months ended June 30, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €211 million in the six months ended June 30, 2025, compared to the €1,020 million monetary loss recorded for the six months ended June 30, 2024, the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€496 million and €894 million in the six months ended June 30, 2025 and 2024, respectively) and, to a lesser extent, the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol. In addition, the period-on-period decrease was driven in part by the fact that the other operating expense for the six months ended June 30, 2024 included the impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the half year expense related to the Interest Margin and Commission Tax was recorded under “Tax expense or income related to profit or loss from continuing operations” for the six months ended June 30, 2025. The period-on-period decrease was partially offset by the lower positive impact of the revaluation of bonds linked to inflation in the period (€419 million and €704 million, respectively, in the six months ended June 30, 2025 and 2024, respectively) in Turkey.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the six months ended June 30, 2025 was €1,866 million, a 3.7% increase compared with the €1,800 million recorded for the six months ended June 30, 2024, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales in Turkey and Mexico, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Expense on insurance and reinsurance contracts for the six months ended June 30, 2025 was €1,109 million, a 4.1% increase compared with the €1,066 million expense recorded for the six months ended June 30, 2024 due to increased insurance sales, in particular, in Turkey and Mexico.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2025 amounted to €6,038 million, a 1.0% decrease compared with the €6,100 million recorded for the six months ended June 30, 2024, mainly as a result of the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol, and the lower expense corresponding to the value added tax in Banco Bilbao Vizcaya Argentaria, S.A., following the upward re-estimation of such tax, applied pro-rata in previous periods and in 2025 (see Note 38.2 to the Unaudited Condensed Interim Consolidated Financial Statements), partially offset by the increase in the number of employees, salary updates and the increase in general expenses (technology and marketing) in Turkey driven to a great extent by the high average inflation rates and the higher general expenses related mainly to IT and marketing in Mexico and Argentina, respectively.
The table below provides a breakdown of personnel expense for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,768	2,731	1.4
Social security costs	528	486	8.7
Defined contribution plan expense	72	86	(15.7)
Defined benefit plan expense	28	31	(9.7)
Other personnel expense	297	300	(0.9)
Personnel expense	3,693	3,633	1.7

The table below provides a breakdown of other administrative expense for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Technology and systems	874	881	(0.8)
Communications	125	132	(4.8)
Advertising	251	199	26.4
Property, fixtures and materials	277	284	(2.8)
Taxes other than income tax	60	260	(76.8)
Surveillance and cash courier services	130	125	3.4
Other expense	628	587	7.1
Other administrative expense	2,345	2,467	(5.0)
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2025 was €749 million, a 1.4% decrease compared with the €759 million recorded for the six months ended June 30, 2024, mainly due to the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Provisions or reversal of provisions
Provisions or reversal of provisions for the six months ended June 30, 2025 amounted to an expense of €133 million, compared with the €38 million expense recorded for the six months ended June 30, 2024. The period-on-period increase was due mainly to higher provisions related to contingent and legal risks in Mexico, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol. Provisions or reversal of provisions for the six months ended June 30, 2024 was positively affected by the reversal of provisions for certain contingencies in Turkey related to the 2023 earthquakes.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2025 was an expense of €2,761 million, a 2.7% decrease compared with the €2,839 million expense recorded for the six months ended June 30, 2024, mainly due to the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol, lower credit impairment requirements in the retail loan portfolios in Colombia and Peru, higher reversal of impairment in the wholesale portfolio in Turkey and, to a lesser extent, lower credit impairment requirements in the retail loan portfolio in Spain, partially offset by the increase in the expected losses related to the retail portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments) in Turkey, higher credit impairment requirements, in particular, in the retail portfolio as a result of the worsening of the macroeconomic scenario in Mexico, as well as higher credit impairment requirements related to increases in the volume of mortgage and consumer loans in Mexico, and higher credit impairments in the retail loan portfolio in Argentina.
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	(33)	59	n.m. (1)
Financial assets at amortized cost	2,794	2,781	0.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	2,761	2,839	(2.7)
(1)Not meaningful.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the six months ended June 30, 2025 amounted to €8,424 million, an 8.3% increase compared with the €7,780 million recorded for the six months ended June 30, 2024.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the six months ended June 30, 2025 amounted to €2,626 million, a 4.0% increase compared with the €2,525 million expense recorded for the six months ended June 30, 2024, mainly due to the higher operating profit before tax, in particular in Mexico and Spain and, to a lesser extent, South America and Turkey, and the €150 million expense recorded in connection with the half year accrual of the estimated amount of the Interest Margin and Commission Tax, for the six months ended June 30, 2025 in Spain (see Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain” in our 2024 Form 20-F), partially offset by an adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in the current period (see Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements). Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments and the Interest Margin and Commission Tax in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the six months ended June 30, 2025 amounted to €5,798 million, a 10.3% increase from the €5,255 million recorded for the six months ended June 30, 2024.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2025 amounted to €5,447 million, a 9.1% increase from the €4,994 million recorded for the six months ended June 30, 2024.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the six months ended June 30, 2025 increased by 34.5% to €351 million from the €261 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2024, as a result, in part, of the increase in profit in Peru and Turkey.

Results of operations by operating segment for the six months ended June 30, 2025 compared with the six months ended June 30, 2024
The information contained in this section is presented under management criteria; however, for the six months ended June 30, 2025 and 2024, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, including certain recent intra-group adjustments, see “Presentation of Financial Information—Changes in Intra-Group Adjustments”.

	For the six months ended June 30, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	3,230	5,511	1,307	2,382	376	(199)	12,607
Net fees and commissions	1,176	1,144	1,058	417	277	(62)	4,010
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	401	400	221	319	176	(85)	1,431
Other operating income and expense, net (2)	209	293	(177)	(404)	1	62	(15)
Gross income	5,016	7,349	2,409	2,714	831	(285)	18,034
Administration costs	(1,383)	(2,031)	(965)	(1,088)	(380)	(191)	(6,038)
Depreciation and amortization	(187)	(216)	(114)	(106)	(18)	(107)	(749)
Net margin before provisions (3)	3,446	5,102	1,329	1,521	433	(583)	11,247
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(301)	(1,486)	(407)	(528)	(37)	(2)	(2,761)
Provisions or reversal of provisions and other results	(40)	(35)	11	(16)	(2)	20	(62)
Operating profit / (loss) before tax	3,105	3,581	932	977	394	(564)	8,424
Tax expense or income related to profit or loss from continuing operations	(959)	(1,003)	(442)	(293)	(90)	161	(2,626)
Profit / (loss)	2,146	2,578	490	684	304	(403)	5,798
Profit / (loss) attributable to non-controlling interests	(2)	—	(78)	(263)	—	(9)	(351)
Profit / (loss) attributable to parent company	2,144	2,578	412	421	304	(411)	5,447
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	3,184	5,968	605	3,075	335	(174)	12,993
Net fees and commissions	1,119	1,269	905	410	179	(40)	3,842
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	378	397	601	391	169	(50)	1,886
Other operating income and expense, net (2)	(88)	276	(219)	(1,236)	2	(10)	(1,276)
Gross income	4,592	7,910	1,892	2,639	686	(274)	17,446
Administration costs	(1,451)	(2,150)	(810)	(1,131)	(309)	(249)	(6,100)
Depreciation and amortization	(183)	(253)	(99)	(103)	(15)	(107)	(759)
Net margin before provisions (3)	2,958	5,508	983	1,405	362	(630)	10,586
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(334)	(1,553)	(152)	(755)	(46)	—	(2,839)
Provisions or reversal of provisions and other results	(52)	(17)	82	(25)	(3)	48	33
Operating profit / (loss) before tax	2,572	3,938	914	625	313	(582)	7,780
Tax expense or income related to profit or loss from continuing operations	(802)	(1,079)	(498)	(116)	(73)	44	(2,525)
Profit / (loss) from continuing operations	1,770	2,858	416	509	240	(538)	5,255
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	1,770	2,858	416	509	240	(538)	5,255
Profit / (loss) attributable to non-controlling interests	(1)	(1)	(64)	(192)	—	(2)	(261)
Profit / (loss) attributable to parent company	1,769	2,858	351	317	240	(541)	4,994
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30, 2025
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	3,230	3,184	1.5
Net fees and commissions	1,176	1,119	5.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	401	378	5.9
Other operating income and expense, net	8	(285)	n.m. (2)
Income and expense on insurance and reinsurance contracts	201	197	2.1
Gross income	5,016	4,592	9.2
Administration costs	(1,383)	(1,451)	(4.7)
Depreciation and amortization	(187)	(183)	2.5
Net margin before provisions (3)	3,446	2,958	16.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(301)	(334)	(9.7)
Provisions or reversal of provisions and other results	(40)	(52)	(22.9)
Operating profit / (loss) before tax	3,105	2,572	20.7
Tax expense or income related to profit or loss from continuing operations	(959)	(802)	19.5
Profit from continuing operations	2,146	1,770	21.2
Profit / (loss) from discontinued operations, net and Other	—	—	—
Profit	2,146	1,770	21.2
Profit attributable to non-controlling interests	(2)	(1)	6.1
Profit attributable to parent company	2,144	1,769	21.2
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2025 amounted to €3,230 million, a 1.5% increase compared with the €3,184 million recorded for the six months ended June 30, 2024, mainly as a result of the higher contribution from the securities portfolio and the lower funding costs in the wholesale portfolios, partially offset by the impact of interest rates cuts implemented by the ECB since the second half of 2024 on the consumer and household loan portfolios, which are mostly referenced to variable interest rates. The net interest margin over average total assets of this operating segment amounted to 1.53% for the six months ended June 30, 2025, compared with 1.46% for the six months ended June 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2025 amounted to €1,176 million, a 5.2% increase compared with the €1,119 million recorded for the six months ended June 30, 2024, mainly due to the increase in the volume of asset management activities and, to a lesser extent, credit card fees.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2025 was a net gain of €401 million, a 5.9% increase compared with the €378 million net gain recorded for the six months ended June 30, 2024, mainly as a result of higher trading gains in the Global Markets unit, partially offset by lower sales from the ALCO portfolio.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2025 amounted to an €8 million income, compared with the €285 million expense recorded for the six months ended June 30, 2024. Other operating expense for the six months ended June 30, 2024 included the impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the half year expense related to the Interest Margin and Commission Tax was recorded under “Tax expense or income related to profit or loss from continuing operations” for the six months ended June 30, 2025.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2025 was €201 million, a 2.1% increase compared with the €197 million income recorded for the six months ended June 30, 2024.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2025 amounted to €1,383 million, a 4.7% decrease compared with the €1,451 million recorded for the six months ended June 30, 2024, mainly as a result of the lower expense corresponding to the value added tax in Banco Bilbao Vizcaya Argentaria, S.A., following the upward re-estimation of such tax, applied pro-rata in previous periods and in 2025 (see Note 38.2 to the Unaudited Condensed Interim Consolidated Financial Statements).
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2025 was €187 million, a 2.5% increase compared with the €183 million recorded for the six months ended June 30, 2024.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2025 amounted to a €301 million expense, an 9.7% decrease compared with the €334 million expense recorded for the six months ended June 30, 2024, mainly due to lower credit impairment requirements in the retail loan portfolio, in particular, in the mortgage portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2025 was a €40 million expense, a 22.9% decrease compared with the €52 million expense recorded for the six months ended June 30, 2024, mainly due to certain gains on the sale of non-current assets and disposal groups classified as held for sale.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2025 was €3,105 million, a 20.7% increase compared with the €2,572 million profit recorded for the six months ended June 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2025 was an expense of €959 million, a 19.5% increase compared with the €802 million expense recorded for the six months ended June 30, 2024, as a result of the €150 million expense recorded in connection with the half year accrual of the estimated amount of the Interest Margin and Commission Tax, for the six months ended June 30, 2025 (see Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain” in our 2024 Form 20-F), and the higher operating profit before tax recorded for the six months ended June 30, 2025.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2025 amounted to €2,144 million, a 21.2% increase compared with the €1,769 million profit recorded for the six months ended June 30, 2024.

MEXICO

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	5,511	5,968	(7.7)
Net fees and commissions	1,144	1,269	(9.9)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	400	397	0.7
Other operating income and expense, net	(166)	(170)	(2.5)
Income and expense on insurance and reinsurance contracts	459	446	2.9
Gross income	7,349	7,910	(7.1)
Administration costs	(2,031)	(2,150)	(5.5)
Depreciation and amortization	(216)	(253)	(14.7)
Net margin before provisions (2)	5,102	5,508	(7.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,486)	(1,553)	(4.3)
Provisions or reversal of provisions and other results	(35)	(17)	n.m. (3)
Operating profit / (loss) before tax	3,581	3,938	(9.1)
Tax expense or income related to profit or loss from continuing operations	(1,003)	(1,079)	(7.1)
Profit	2,578	2,858	(9.8)
Profit attributable to non-controlling interests	—	(1)	(8.5)
Profit attributable to parent company	2,578	2,858	(9.8)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the six months ended June 30, 2025, the Mexican peso depreciated by 15.2% against the euro in average terms compared with the six months ended June 30, 2024, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2025 and on the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2025 amounted to €5,511 million, a 7.7% decrease compared with the €5,968 million recorded for the six months ended June 30, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by increases in the volume of the mortgage and consumer loan portfolios and lower wholesale funding costs. At constant exchange rates, there was an 8.9% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.71% for the six months ended June 30, 2025, compared with 6.72% for the six months ended June 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2025 amounted to €1,144 million, a 9.9% decrease compared with the €1,269 million recorded for the six months ended June 30, 2024, mainly due to the depreciation of the Mexican peso against the euro, partially offset by higher payment systems fees and the fees resulting from an increase in asset management activities. At constant exchange rates, there was a 6.3% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2025 were €400 million, a 0.7% increase compared with the €397 million gain recorded for the six months ended June 30, 2024, mainly due to higher trading gains from the ALCO portfolio, resulting from the repurchase of bonds, offset, to a great extent, by lower gains from foreign currency operations within the Global Markets unit and the depreciation of the Mexican peso against the euro. At constant exchange rates, there was an 18.8% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2025 was an expense of €166 million, a 2.5% decrease compared with the €170 million expense recorded for the six months ended June 30, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the higher contributions made to the Deposit Guarantee Fund. At constant exchange rates, there was a 15.0% increase in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2025 was €459 million, a 2.9% increase compared with the €446 million income recorded for the six months ended June 30, 2024, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 21.4% increase in net income and expense on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2025 were €2,031 million, a 5.5% decrease compared with the €2,150 million recorded for the six months ended June 30, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the higher salaries and the higher general expenses related mainly to IT. At constant exchange rates, there was an 11.4% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2025 was €216 million, a 14.7% decrease compared with the €253 million recorded for the six months ended June 30, 2024, mainly due to the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 0.6% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2025 was a €1,486 million expense, a 4.3% decrease compared with the €1,553 million expense recorded for the six months ended June 30, 2024, mainly due to the depreciation of the Mexican peso against the euro, partially offset by higher credit impairment requirements, in particular, in the retail portfolio as a result of the worsening of the macroeconomic scenario in Mexico (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Operating Environment”), as well as higher credit impairment requirements related to increases in the volume of mortgage and consumer loans, driven by the increase in the volume of such loans. At constant exchange rates, there was a 12.8% increase in impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2025 were a €35 million expense compared with the €17 million expense recorded for the six months ended June 30, 2024, mainly due to the higher provisions related to contingent and legal risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2025 was €3,581 million, a 9.1% decrease compared with the €3,938 million recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 7.2% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2025 was €1,003 million, a 7.1% decrease compared with the €1,079 million expense recorded for the six months ended June 30, 2024, mainly as a result of the lower operating profit before tax. At constant exchange rates, there was a 9.6% increase in tax expense related to profit from continuing operations.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2025 amounted to €2,578 million, a 9.8% decrease compared with the €2,858 million recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 6.3% increase in profit attributable to parent company.
TURKEY

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	1,307	605	116.0
Net fees and commissions	1,058	905	16.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	221	601	(63.2)
Other operating income and expense, net	(220)	(245)	(10.5)
Income and expense on insurance and reinsurance contracts	43	26	64.2
Gross income	2,409	1,892	27.3
Administration costs	(965)	(810)	19.2
Depreciation and amortization	(114)	(99)	15.9
Net margin before provisions (2)	1,329	983	35.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(407)	(152)	168.7
Provisions or reversal of provisions and other results	11	82	(87.2)
Operating profit / (loss) before tax	932	914	2.0
Tax expense or income related to profit or loss from continuing operations	(442)	(498)	(11.2)
Profit	490	416	17.9
Profit attributable to non-controlling interests	(78)	(64)	20.9
Profit attributable to parent company	412	351	17.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
As of June 30, 2025, the Turkish lira depreciated by 24.4% against the euro compared to June 30, 2024 (i.e., the period-end exchange rates of the Turkish lira used to convert income statement items pursuant to IAS 21 for the six months ended June 30, 2025 and 2024, respectively), adversely affecting the results of operations of the Turkey operating segment for the six months ended June 30, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2024 Form 20-F and “Other Matters—Regulatory Update for Turkey”.

Net interest income
Net interest income of this operating segment for the six months ended June 30, 2025 amounted to €1,307 million compared with the €605 million recorded for the six months ended June 30, 2024 as a result mainly of the higher volume and yield of Turkish lira-denominated loans, supported—with respect to the volume growth—by the lessening of the loan reserve requirements since January 4, 2025, as adopted by the CBRT (for additional information, see “Other Matters—Regulatory Update for Turkey”), and the higher customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), partially offset by the depreciation of the Turkish lira against the euro and, to a lesser extent, the higher cost of wholesale funding. The period-on-period comparison was affected by changes in the reserve requirement for foreign currency deposits, which was set at 8.0% as of February 2024 and reduced in September 2024 (5.0%), November 2024 (4.0%) and June 2025 (2.5%) (see “Other Matters—Regulatory Update for Turkey”), and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds, excluding those obtained from banks abroad, regardless of their maturities. The net interest margin over average total assets of this operating segment amounted to 3.11% for the six months ended June 30, 2025, compared with 1.69% for the six months ended June 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2025 amounted to €1,058 million, a 16.9% increase compared with the €905 million recorded for the six months ended June 30, 2024, mainly as a result of the increase in payment systems fees supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT in November 2024 and the increase in the volume of asset management activities, partially offset by the depreciation of the Turkish lira against the euro and the increase in fees paid to third parties driven by the increase in payment systems fee income. At constant exchange rates, there was a 51.4% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2025 amounted to €221 million, a 63.2% decrease compared with the €601 million gain recorded for the six months ended June 30, 2024, mainly driven by negative exchange differences and lower gains in the trading portfolio from the Global Markets unit and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by the sale of certain securities portfolios. At constant exchange rates, there was a 52.4% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2025 was a €220 million net expense, a 10.5% decrease compared with the €245 million net expense recorded for the six months ended June 30, 2024, mainly due to the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€496 million and €894 million in the six months ended June 30, 2025 and 2024, respectively) and, to a much lesser extent, higher gains from sales of non-financial services, partially offset by the depreciation of the Turkish lira against the euro and the lower positive impact of the revaluation of bonds linked to inflation in the period (€419 million and €704 million, respectively, in the six months ended June 30, 2025 and 2024, respectively). At constant exchange rates, there was a 48.1% decrease in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2025 was €43 million, a 64.2% increase compared with the €26 million income recorded for the six months ended June 30, 2024, mainly due to the increase in insurance premiums, partially offset by the depreciation of the Turkish lira against the euro.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2025 amounted to €965 million, a 19.2% increase compared with the €810 million recorded for the six months ended June 30, 2024, mainly as a result of the increase in the number of employees, salary updates and the increase in general expenses (technology and marketing) driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 53.3% increase in administration costs, which was above Turkey’s inflation rate for the period.

Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2025 was €114 million, a 15.9% increase compared with the €99 million recorded for the six months ended June 30, 2024, mainly due to increases in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 30.7% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2025 was a €407 million expense, compared with the €152 million expense recorded for the six months ended June 30, 2024, mainly as a result of the increase in the expected losses related to the retail portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments), partially offset by higher reversal of impairment in the wholesale portfolio and the depreciation of the Turkish lira.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2025 were a €11 million income, an 87.2% decrease compared with the €82 million income recorded for the six months ended June 30, 2024. The six months ended June 30, 2024 were positively affected by the reversal of provisions for certain contingencies. At constant exchange rates, there was an 86.1% decrease in provisions or reversal of provisions and other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2025 was €932 million, a 2.0% increase compared with the €914 million recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 95.5% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2025 was €442 million, an 11.2% decrease compared with the €498 million expense recorded for the six months ended June 30, 2024. The tax expense for the six months ended June 30, 2025 was lower than for the six months ended June 30, 2024, notwithstanding the period-on-period increase in operating profit before tax, mainly as a result of the application of hyperinflationary accounting in assessing the tax burden in Turkey (with lower inflation and lower loss from the net monetary position, the effective tax rate is also lower). At constant exchange rates, there was a 16.0% increase in tax expense or income related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2025 amounted to €78 million, a 20.9% increase compared with the €64 million recorded for the six months ended June 30, 2025.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2025 amounted to €412 million, a 17.3% increase compared with the €351 million recorded for the six months ended June 30, 2024.

SOUTH AMERICA

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	2,382	3,075	(22.5)
Net fees and commissions	417	410	1.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	319	391	(18.6)
Other operating income and expense, net	(462)	(1,298)	(64.4)
Income and expense on insurance and reinsurance contracts	58	62	(6.1)
Gross income	2,714	2,639	2.9
Administration costs	(1,088)	(1,131)	(3.8)
Depreciation and amortization	(106)	(103)	3.2
Net margin before provisions (2)	1,521	1,405	8.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(528)	(755)	(30.1)
Provisions or reversal of provisions and other results	(16)	(25)	(37.5)
Operating profit / (loss) before tax	977	625	56.3
Tax expense or income related to profit or loss from continuing operations	(293)	(116)	152.7
Profit	684	509	34.3
Profit attributable to non-controlling interests	(263)	(192)	36.5
Profit attributable to parent company	421	317	33.0
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2025, the Argentine peso depreciated by 30.0% (considering the period-end exchange rates used to convert income statement items pursuant to IAS 21 for the six months ended June 30, 2025 and 2024) and the Colombian peso depreciated by 7.6% against the euro in average terms compared with the six months ended June 30, 2024. The Peruvian sol appreciated by 0.8% against the euro in average terms compared with the six months ended June 30, 2024. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2025 and on the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the six months ended June 30, 2025 and 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2025 amounted to €2,382 million, a 22.5% decrease compared with the €3,075 million recorded for the six months ended June 30, 2024, mainly as a result of the lower yield and volume in the public sector loan portfolio, particularly in Argentina, driven in part, with respect to the yield, by the decline in the monetary policy rate in Argentina, the lower yield in the securities portfolio and the depreciation of the Argentine peso against the euro, partially offset by increases in the volume of the commercial and the consumer loan portfolios in Argentina. At constant exchange rates, there was an 8.8% decrease in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.60% for the six months ended June 30, 2025, compared with 9.21% for the six months ended June 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2025 amounted to €417 million income, a 1.9% increase compared with the €410 million income recorded for the six months ended June 30, 2024, mainly due to increases in payment systems fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 12.4% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2025 were €319 million, an 18.6% decrease compared with the €391 million gain recorded for the six months ended June 30, 2024, mainly due to negative exchange differences in Colombia, lower gains from the non-trading portfolio in Argentina and the depreciation of the Argentine peso against the euro, partially offset by the higher results in the trading portfolio in Colombia. At constant exchange rates, there was a 7.8% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2025 was a €462 million expense, a 64.4% decrease compared with the €1,298 million expense recorded for the six months ended June 30, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €211 million in the six months ended June 30, 2025, compared to the €1,020 million monetary loss recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 62.8% decrease in other operating income and expense, net.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2025 was €58 million, a 6.1% decrease compared with the €62 million net income recorded for the six months ended June 30, 2024, mainly as a result of the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 5.6% increase in income and expense on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2025 amounted to €1,088 million, a 3.8% decrease compared with the €1,131 million recorded for the six months ended June 30, 2024, mainly as a result of the depreciation of the Argentine peso against the euro, partially offset by increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses related to marketing (affected by the high inflation) in Argentina. At constant exchange rates, there was a 9.2% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2025 was a €106 million expense, a 3.2% increase compared with the €103 million expense recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 6.9% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2025 was a €528 million expense, a 30.1% decrease compared with the €755 million expense recorded for the six months ended June 30, 2024, mainly as a result of lower credit impairment requirements in the retail loan portfolios in Colombia and Peru and, to a lesser extent, the improvement in credit ratings in Argentina and the depreciation of the Argentine peso against the euro, partially offset by higher credit impairments in the retail loan portfolio in Argentina, in particular, related to consumer and credit card loans, as a result in part of the greater credit activity (as we increased private lending as a result of lower government borrowings). At constant exchange rates, there was a 24.8% decrease in impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2025 were a €16 million expense, a 37.5% decrease compared with the €25 million expense recorded for the six months ended June 30, 2024, attributable mainly to the lower provisions for tax contingencies in Argentina. At constant exchange rates, there was a 22.7% decrease in provisions or reversal of provisions and other results.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2025 was €977 million, a 56.3% increase compared with the €625 million profit recorded for the six months ended June 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2025 was €293 million, compared with the €116 million expense recorded for the six months ended June 30, 2024, mainly as a result of the higher operating profit before tax.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2025 amounted to €263 million, a 36.5% increase compared with the €192 million recorded for the six months ended June 30, 2024.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2025 amounted to €421 million, a 33.0% increase compared with the €317 million recorded for the six months ended June 30, 2024.

REST OF BUSINESS

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	376	335	12.0
Net fees and commissions	277	179	54.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	176	169	4.1
Other operating income and expense, net	—	1	(71.4)
Income and expense on insurance and reinsurance contracts	1	1	—
Gross income	831	686	21.1
Administration costs	(380)	(309)	23.0
Depreciation and amortization	(18)	(15)	21.9
Net margin before provisions (2)	433	362	19.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(37)	(46)	(20.6)
Provisions or reversal of provisions and other results	(2)	(3)	(20.4)
Operating profit / (loss) before tax	394	313	25.7
Tax expense or income related to profit or loss from continuing operations	(90)	(73)	23.6
Profit	304	240	26.3
Profit attributable to parent company	304	240	26.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2025, the U.S. dollar depreciated by 1.1% against the euro in average terms compared with the six months ended June 30, 2024. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2025 amounted to €376 million, a 12.0% increase compared with the €335 million recorded for the six months ended June 30, 2024, mainly due to the increase in the corporate and investment banking activity of the New York branch, supported by the increase in loan activity and careful price management, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 14.9% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 1.15% for the six months ended June 30, 2025, compared with 1.12% for the six months ended June 30, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2025 amounted to €277 million, a 54.6% increase compared with the €179 million recorded for the six months ended June 30, 2024 mainly due to increased investment banking activity in Europe and in the New York branch and higher commissions charged to transactional banking clients, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 57.5% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2025 were €176 million, a 4.1% increase compared with the €169 million net gain recorded for the six months ended June 30, 2024, mainly due to the higher positive exchange differences in Asia and the higher trading gains in the New York branch mainly related to equity brokerage activity, partially offset by the depreciation of the U.S. dollar against the euro and lower trading gains in Europe and Asia. At constant exchange rates, there was a 7.6% increase in net gains on financial assets and liabilities and exchange differences.

Administration costs
Administration costs of this operating segment for the six months ended June 30, 2025 amounted to €380 million, a 23.0% increase compared with the €309 million recorded for the six months ended June 30, 2024, mainly due to increases in personnel expenses in the branches located in New York and Europe due to new hires and investment in strategic projects, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 25.5% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2025 amounted to €18 million, a 21.9% increase compared with the €15 million recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 24.0% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2025 was a €37 million expense, a 20.6% decrease compared with the €46 million expense recorded for the six months ended June 30, 2024, mainly as a result of the lower credit impairment requirements in the corporate and investment banking loan portfolios in Europe and, to a much lesser extent, the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 19.7% decrease in impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2025 were an expense of €2 million compared with the €3 million expense recorded for the six months ended June 30, 2024.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2025 was €394 million, a 25.7% increase compared with the €313 million recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 30.0% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2025 was €90 million, a 23.6% increase compared with the €73 million expense recorded for the six months ended June 30, 2024, due mainly to the increase in operating profit. At constant exchange rates, there was a 27.5% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2025 amounted to €304 million, a 26.3% increase compared with the €240 million recorded for the six months ended June 30, 2024. At constant exchange rates, there was a 30.7% increase in profit attributable to parent company.

CORPORATE CENTER

	For the six months ended June 30,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(199)	(174)	14.5
Net fees and commissions	(62)	(40)	57.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(85)	(50)	68.5
Other operating income and expense, net	61	(11)	n.m. (2)
Income and expense on insurance and reinsurance contracts	1	—	n.m. (2)
Gross income	(285)	(274)	3.8
Administration costs	(191)	(249)	(23.2)
Depreciation and amortization	(107)	(107)	—
Net margin before provisions (3)	(583)	(630)	(7.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2)	—	n.m. (2)
Provisions or reversal of provisions and other results	20	48	(57.1)
Operating profit / (loss) before tax	(564)	(582)	(3.1)
Tax expense or income related to profit or loss from continuing operations	161	44	267.0
Profit / (loss)	(403)	(538)	(25.2)
Profit / (loss) attributable to non-controlling interests	(9)	(2)	284.5
Profit / (loss) attributable to parent company	(411)	(541)	(23.9)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the six months ended June 30, 2025 was €199 million, a 14.5% increase compared with the €174 million net expense recorded for the six months ended June 30, 2024, mainly due to the higher funding costs within a global high interest rate environment.
Net fees and commissions
Net fees and commissions of the Corporate Center for the six months ended June 30, 2025 was an expense of €62 million, a 57.7% increase compared with the €40 million expense recorded for the six months ended June 30, 2024 mainly as a result of the higher fees paid in connection with the debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the six months ended June 30, 2025 were €85 million loss, a 68.5% increase compared with the €50 million loss recorded for the six months ended June 30, 2024, mainly as a result of the negative exchange differences, in particular, with respect to the U.S. dollar, partially offset by higher gains in the non-trading portfolio from the revaluation of certain venture capital investments.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the six months ended June 30, 2025 was €61 million of net income compared with the €11 million net expense recorded for the six months ended June 30, 2024. The six months ended June 30, 2024 were negatively affected by the expenses incurred in connection with the subscription of bonds issued by the Central Bank of Argentina.
Administration costs
Administration costs of the Corporate Center for the six months ended June 30, 2025 amounted to €191 million, a 23.2% decrease compared with the €249 million recorded for the six months ended June 30, 2024, mainly due to lower general expenses.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the six months ended June 30, 2025 and 2024 amounted to €107 million.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the six months ended June 30, 2025 were €20 million of income, a 57.1% decrease compared with the €48 million income recorded for the six months ended June 30, 2024, mainly due to lower income from certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the six months ended June 30, 2025 was €564 million, a 3.1% decrease compared with the €582 million loss recorded for the six months ended June 30, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the six months ended June 30, 2025 amounted to €161 million, compared with the €44 million income recorded for the six months ended June 30, 2024, mainly due to the adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in the current period (see Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements), and the lower operating loss before tax.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the six months ended June 30, 2025 was €411 million, a 23.9% decrease compared with the €541 million loss recorded for the six months ended June 30, 2024.

Item 5B. Liquidity and Capital Resources
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. See Note 6.3 to the Unaudited Condensed Interim Consolidated Financial Statements and our 2024 Form 20-F for information on the BBVA Group’s liquidity and capital resources. Certain additional information is provided below.
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €468,509 million as of June 30, 2025 compared with €468,590 million as of December 31, 2024. The period-on-period decrease was due mainly to the depreciation, in terms of period-end exchange rates, of the currencies of the main countries where the Group operates, partially offset by the increase in Turkish lira-denominated time deposits and, to a lesser extent, U.S. dollar-denominated time deposits in Turkey and, to a much lesser extent, the increase in deposits from public institutions (through repurchase agreements) and credit institutions in Spain, and increases in demand deposits from public institutions in Mexico.
Our customer deposits, excluding repurchase agreements, amounted to €437,275 million as of June 30, 2025, a 0.5% decrease compared with €439,469 million as of December 31, 2024.
Short-term customer deposits at amortized cost amounted to €423,688 million as of June 30, 2025, or 90.4% of our total customer deposits, compared to 90.9% of our total customer deposits as of December 31, 2024 (see Note 21.3 to the Unaudited Condensed Interim Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of June 30, 2025 and 2024 and as of December 31, 2024:

	As of June 30,	As of December 31,	As of June 30,
	2025	2024	2024
	(In Millions of Euros)
Deposits from credit institutions	49,903	50,690	53,010
Deposits from central banks	18,579	18,028	20,156
Total	68,482	68,719	73,166
Deposits from credit institutions and central banks amounted to €68,482 million as of June 30, 2025, a 0.3% decrease compared with the €68,719 million as of December 31, 2024.

Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2025 we had €52,675 million of debt certificates outstanding, comprising €45,771 million in bonds and debentures and €6,904 million in promissory notes and other securities, compared with €50,310 million, €45,988 million and €4,322 million of debt certificates outstanding, respectively, as of December 31, 2024 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).
In addition, we had a total of €19,231 million in subordinated debt and subordinated deposits (of which €1 million refers to preferred securities outstanding) as of June 30, 2025 compared with €19,612 million (of which €1 million refers to preferred securities outstanding) as of December 31, 2024.
The following is a breakdown as of June 30, 2025 of the maturities of our debt certificates (including bonds) subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity.

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	3	1,921	4,567	11,744	24,778	9,661	52,675
Subordinated debt, subordinated deposits and preferred securities		1	—	173	2,114	16,943	19,231
Total	3	1,922	4,567	11,917	26,892	26,605	71,906

Capital
June 30, 2025 information presented below is based on preliminary data.
As of June 30, 2025 and December 31, 2024, own funds are calculated in accordance with the applicable regulations on minimum capital requirements for Spanish credit institutions both at an individual entity level and as a consolidated group. Such regulations establish how to calculate own funds, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2025, a CET1 capital ratio of 9.12%2 and a total capital ratio of 13.28%2. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (1.00% that must be met exclusively with CET1 capital); and (v) the capital buffer for Countercyclical Risk (0.09%2 that must be met exclusively with CET1 capital). In addition, the Systemic Risk buffer is 0.00%2.
BBVA Group’s CET13 ratio stood at 13.34% as of June 30, 2025, which represents an increase of 46 basis points compared to December 31, 2024 mainly due to the profit of the BBVA Group recorded during the six months ended June 30, 2025, which allows the Group to continue investing in growth opportunities. The entry into force of the new Capital Requirements Regulation (Regulation (EU) 2024/1623) (“CRR III”) had no significant impact on this ratio.
Risk-weighted assets (RWA) decreased in the first half of the year by approximately €7,417 million, mainly as a result of the depreciation against the euro of the currencies of the main countries where the Group operates (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”), partially offset by the increase in credit lending, mainly in Spain and Turkey.
The AT1 ratio stood at 1.42% as of June 30, 2025, a decrease of 10 basis points from December 31, 2024. During the six months ended June 30, 2025, Banco Bilbao Vizcaya Argentaria, S.A. completed an issuance for an amount of USD 1.0 billion of contingent convertible preferred securities (CoCos), as well as the early redemption of another issuance for the same amount. The depreciation of the U.S. dollar had a negative impact on the AT1 contribution of such CoCos.
The Tier 2 ratio stood at 2.97% as of June 30, 2025, which represents an increase of 47 basis points compared to December 31, 2024, mainly due to the issuance of subordinated debt by Banco Bilbao Vizcaya Argentaria, S.A. in Spain, amounting to €1.0 billion, during the six months ended June 30, 2025. In addition, in Mexico, USD 1.0 billion of subordinated debt was issued during such period.
As a result of the above, the total fully-loaded capital ratio stood at 17.72% as of June 30, 2025.
2 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.
3 As of June 30, 2025 and December 31, 2024, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.

The consolidated ratios as of June 30, 2025 and December 31, 2024 were as follows:

CAPITAL BASE (MILLIONS OF EUROS) (1)
	June 30, 2025 (2)	December 31, 2024
Common Equity Tier 1 (CET1)	51,634	50,799
Tier 1	57,123	56,822
Tier 2	11,480	9,858
Total capital (Tier 1 + Tier 2)	68,603	66,680
Risk-weighted assets	387,051	394,468
CET1 (%)	13.34	12.88
Tier 1 (%)	14.76	14.40
Tier 2 (%)	2.97	2.50
Total capital ratio (%)	17.72	16.90
(1)December 31, 2024 data and ratios are presented according to the requirements under CRR II. June 30, 2025 data and ratios have been calculated applying the regulatory changes of CRR III.
(2)Preliminary data.
As of June 30, 2025, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 6.93% compared to 6.81% as of December 31, 2024. Tier 1 capital increased, supported by the generation of results during the six months ended June 30, 2025, while there was lower exposure to off-balance sheet assets, mainly driven by the entry into force of CRR III, and lower deposits at central banks, which together resulted in an increase of 12 basis points in the leverage ratio compared to December 31, 2024.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, as from June 12, 2025, an amount of own funds and eligible liabilities equal to 23.13% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.65%, considering the last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of December 31, 2024, according to applicable regulations and supervisory criteria).
Additionally, BBVA is required to meet, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.59% of which 5.66% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”). The MREL in RWA and MREL in LR ratios stood at 31.55% and 12.03%, respectively, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 26.64% and 10.16%, respectively.
Given the structure of the resolution group’s own funds and eligible liabilities, as of June 30, 2025 the Group meets the aforementioned requirements.
The June 30, 2025 ratios referred to above include the impact of the various debt issuances made by BBVA during the first half of 2025 with the aim of reinforcing compliance with the aforementioned requirements.
In addition, as from January 1, 2025, BBVA must maintain, at an individual entity level, a CET1 ratio of 7.99% and a total capital ratio of 12.15%. These ratios include a “Pillar 2” capital requirement at the individual entity level of 1.50%, of which at least 0.84% shall be met with CET1.
The individual ratios as of June 30, 2025 were as follows: the CET1 ratio stood at 16.24%, the Tier 1 ratio stood at 18.82%, the Tier 2 ratio stood at 3.19% and the total capital ratio stood at 22.01%. Risk-weighted assets (RWA) on an individual entity level amounted to €205,473 million as of June 30, 2025.

OTHER MATTERS
Exchange Offer regarding Banco Sabadell
On April 17, 2024, the Chair of BBVA and the Chairman of Banco de Sabadell, S.A. (the “Target Company”) had a meeting in which the Chair of BBVA informed the Chairman of the Target Company about BBVA’s strategic and financial interest in resuming the merger discussions with the Target Company (by reference to the merger transaction discussed between BBVA and the Target Company in 2020 that ended without reaching any agreement), with a view to creating a leading bank, with greater scale and competitive capacity. On April 30, 2024 due to a media report regarding the abovementioned discussions between the Chair of BBVA and the Chairman of the Target Company, BBVA published an inside information notice (información privilegiada) confirming that the Chairman of the Target Company had been informed of BBVA’s board of directors’ interest in initiating negotiations with the Target Company to explore a potential merger of BBVA and the Target Company. On that same day, BBVA made an indicative proposal in writing to the Target Company relating to a corporate transaction, consisting of the proposed combination of the BBVA Group and the Target Company and its consolidated subsidiaries, through a merger by absorption of the Target Company by BBVA (which was published as an inside information notice (información privilegiada) of BBVA on May 1, 2024 and registered with the Spanish Securities and Exchange Commission (“CNMV”) with registry number 2232). On May 6, 2024, the Target Company published an inside information notice (información privilegiada) registered with the CNMV with registry number 2234, rejecting BBVA’s proposal. The Target Company has refused to negotiate with BBVA regarding its proposal.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the “Prior Announcement”), the decision to launch an exchange offer (the “Exchange Offer”) for the acquisition of all of the issued and outstanding shares of the Target Company. The consideration offered by BBVA to the shareholders of the Target Company after the adjustments implemented thereto in October, 2024, March, 2025 and April, 2025 as a result of the interim and final dividends paid by both companies against their respective 2024 financial year results, consists of one (1) newly issued ordinary share of BBVA and €0.70 in cash for each five point three four five six (5.3456) ordinary shares of the Target Company, subject to certain further adjustments in the event of future dividend distributions as set forth in the Prior Announcement. As provided in the Prior Announcement, as a consequence of the cash interim dividend against 2025 results announced by Banco Sabadell on July 24, 2025, in the gross amount of €0.07 per share, to be paid on August 29, 2025, BBVA will adjust once again the consideration offered. From the ex-dividend date of said distribution, the consideration will be one (1) newly issued ordinary share of BBVA and €0.70 in cash for each five point five four eight three (5.5483) ordinary shares of Banco Sabadell.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers (“Royal Decree 1066/2007”), the Exchange Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Exchange Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the ECB (which requirement was satisfied on September 5, 2024, as described below).
In addition, completion of the Exchange Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Exchange Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Exchange Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time) as this condition was amended by BBVA in accordance with the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares with non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) in accordance with the provisions of article 26.1 of the Royal Decree 1066/2007, the authorization of the economic concentration resulting from the Exchange Offer by the Spanish antitrust authorities (a condition that was satisfied on June 30, 2025, as described below), and (iv) the authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (which condition was satisfied on September 2, 2024, as described below).
On July 5, 2024, BBVA’s Extraordinary General Shareholders’ Meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of the Target Company shares pursuant to the Exchange Offer. On March 21, 2025, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of such resolution for its exercise within a one (1) year period from such date.
On September 3, 2024, BBVA announced that it had received on September 2, 2024 the authorization from the PRA for BBVA’s indirect acquisition of control of TSB Bank PLC, the Target Company’s banking subsidiary in the United Kingdom, as a result of the Exchange Offer.

On September 5, 2024, BBVA announced that it received the decision of non-opposition from the ECB to BBVA’s taking control of the Target Company, as a result of the Exchange Offer.
On April 30, 2025, the Spanish National Markets and Competition Authority announced its decision to authorize the economic concentration resulting from the Exchange Offer (the “CNMC Resolution”), subject to compliance by BBVA with certain commitments aimed at ensuring financial inclusion, territorial cohesion, protection for vulnerable customers and lending to small and medium-sized enterprises (SMEs) and self-employed customers (the “CNMC Commitments”). The CNMC Commitments generally have a duration of three years (except for certain specific commitments with a different duration) beginning on the date that BBVA designates a majority of the Target Company’s board of directors (other than, only with respect to BBVA, certain commitments aimed at preserving its physical presence in certain territories and the maintenance of the commercial terms and conditions of certain products and services already contracted, which entered into force on the date the CNMC Resolution became effective on June 24, 2025).
In accordance with Article 58 of Law 15/2007, of July 3, on the defense of competition, on May 27, 2025, the Spanish Ministry of Economy, Trade and Business notified BBVA of its decision to refer to the Council of Ministers the CNMC Resolution for review on the grounds of general interest other than competition.
The Council of Ministers issued a decision on June 24, 2025 authorizing the economic concentration resulting from completion of the Exchange Offer subject to an additional condition aimed at protecting the following general interest concerns, other than those relating to the defense of competition: (i) ensuring an adequate maintenance of the objectives of the sectoral regulation linked to support for growth and business activity; (ii) protection of workers; (iii) territorial cohesion; (iv) social policy objectives related to the social work of their respective foundations, financial consumer protection and affordable housing; and (v) promotion of research and technological development (the “Council of Ministers’ Authorization”).
The Council of Ministers’ Authorization requires, at least for a period of three years from June 24, 2025, that BBVA and the Target Company maintain separate legal personality and shareholders’ equity and preserve its respective autonomy in the management of its operations with the aim of protecting the general interest concerns identified above (the “Autonomy Condition”). The Autonomy Condition must be materialized, at least, in the maintenance of autonomous management and decision-making in the respective entities, with a view to maximizing the value of each entity. Following such three-year period, the Spanish Secretary of State for Economy and Business Support (Secretaría de Estado de Economía y Apoyo a la Empresa) will evaluate the efficacy of the Autonomy Condition and the Council of Ministers will determine whether to extend the Autonomy Condition for an additional period of two years. The Council of Ministers’ Authorization also confirmed the CNMC Commitments.
The Council of Ministers’ Authorization finalized the merger control proceedings in Spain, with BBVA having the right to withdraw the Exchange Offer pursuant to the provisions of Article 26.1(c) of Royal Decree 1066/2007, as the authorization was subject to conditions. On June 30, 2025, BBVA publicly announced its decision not to withdraw the exchange offer as a result of the Council of Ministers’ Authorization. As a result, the condition requiring the obtainment of the authorization of the economic concentration resulting from completion of the Exchange Offer is considered satisfied. The specific terms of the Exchange Offer will be set out in the Spanish prospectus and the relevant U.S. offer to exchange/prospectus.

Regulatory Update for Spain
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” in our 2024 Form 20-F.
Investment Services
Several sustainability initiatives within the European Union are shaping the asset management and retail investment services sectors during 2025. In particular:
•the European Securities and Markets Authority (“ESMA”) Guidelines on the use of ESG- or sustainability-related terms in fund names: Pursuant to the guidelines, asset managers were required to adapt the names of investment funds under their management—or, alternatively, adjust the investment policies of those funds—by May 21, 2025. BBVA completed the required review of the relevant funds in the EU ahead of the May 21, 2025 deadline. Where necessary, funds either (i) adapted their investment policies or (ii) simplified their names; in most cases the latter involved removing generic “ESG” wording. The exercise was concluded without material impact on product strategy, client positioning or commercial flows.
•Proposed EU simplification of the Corporate Sustainability Reporting Directive (“CSRD”): in February 2025 the Commission’s “Simplification Omnibus” package proposed limiting CSRD’s scope to large undertakings that employ more than 1,000 people. The Council endorsed this approach on June 23, 2025, and trilogue negotiations are scheduled for after the summer recess. Because the Spanish transposition bill has been put on hold while the final EU thresholds are agreed, BBVA asset managers are not yet required to apply CSRD reporting to financial year 2025; whether they will fall within the scope of CSRD in the future (which would trigger certain reporting requirements) will depend on the thresholds ultimately adopted. Should the CSRD’s scope be reduced, the amount of corporate-sustainability data available in the market is expected to shrink, which could in turn hamper BBVA funds’ ability to comply with their disclosure obligations under the Sustainable Finance Disclosure Regulation (“SFDR”) as they seek to gather the required information; and
•Review of SFDR: following the 2023-2024 consultation, the Commission launched a Call for Evidence on May 2, 2025 to prepare reforms aimed at simplifying the regime and potentially introducing an EU-wide product labelling system. The legislative proposal is expected in the last quarter of 2025; until then, uncertainty remains over the final categories and the start date for any new labels.
Recent developments in financial services legislation include the following:
The European Commission has published a regulatory package called Retail Investment Strategy (“RIS”) which aims to increase the participation of retail investors in European capital markets. Directive 2014/65/EU on markets in financial instruments (MiFID) is included among the different EU directives to be reviewed, with relevant changes proposed in retail investor protection. The European Parliament and European Council have also published their alternatives to the European Commission proposal. The amendment of MiFID is not expected to be approved in 2025 and its content is likely to undergo relevant changes given the differing public positions of the various EU co-legislators. This initiative may be affected by the new proposal known as Savings and Investments Union (“SIU”).
The European Commission has adopted its strategy for the SIU, a key initiative to improve the way the EU financial system channels savings to productive investments. This strategy is intended to be further developed through a number of legal initiatives across four strands of work: (i) citizens and savings, aimed at increasing investment in capital markets by EU citizens; (ii) investments and financing, aimed at providing more capital and financing options to EU businesses; (iii) integration and scale, aimed at reducing fragmentation in EU capital markets; and (iv) efficient supervision in the Single Market, aimed at creating a level playing field across the EU. Immediate developments are expected in the fields of financial education, the creation of investments and savings accounts, private pensions, promotion of investment in equity securities by institutional investors and other measures intended to enhance liquidity, securitization, improvement of market infrastructures, encouragement of cross border activities within the EU and harmonized and efficient supervision.

Undertakings for Collective Investments
Directive (EU) 2024/927, amending the Alternative Investment Fund Managers Directive (AIFMD) and Undertakings for Collective Investment in Transferable Securities (UCITS) Directive was approved in 2024 and must be transposed into national legislation before April 16, 2026. The main change introduced by the regulation relates to the delegation of functions and liquidity management. In this regard, ESMA published its final report on Regulatory Technical Standards and Guidelines on Liquidity Management Tools under the AIFMD and UCITS Directives, which are expected to be approved before the end of the year 2025. On top of that, the International Organization of Securities Commissions (IOSCO) published additional recommendations on liquidity management. In addition, there is certain regulatory and supervisory concern regarding the contribution to systemic risks and the use of leverage by non-banking financial intermediaries.

Regulatory Update for Mexico
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Mexico” in our 2024 Form 20-F.
Constitutional and Institutional Reform
On September 15, 2024, a constitutional reform regarding the Judiciary System was published in Mexico’s Federal Official Gazette. The reform primarily establishes the popular election of federal judges, including the Supreme Court Justice (SCJN). Furthermore, it reduces the number of SCJN justices from 11 to 9. The reform took effect the day after its publication, with extraordinary elections scheduled for 2025.
Additionally, on December 20, 2024, a further constitutional reform was published in Mexico’s Federal Official Gazette to eliminate several Constitutionally Autonomous Bodies (OCAs), transferring their functions to other entities of the federal government. Among others, the National Institute of Transparency (INAI) will have its responsibilities redistributed to government agencies and the Federal Economic Competition Commission (COFECE) will be replaced by a decentralized body stemming from the Federal Executive, which will also be in charge of telecommunications’ antitrust matters. Congress had 90 days to issue legislation to implement this amendment. However, regarding COFECE, the decree provides that it will take effect within 180 days of the issuance of the corresponding legislation, without setting a deadline for it. As of the date of this report, no such legislation had been issued.
As a result of the aforementioned reform, on March 20, 2025, a decree was published in the Federal Official Gazette enacting new legislation on transparency and personal data protection. The new legal framework includes: (i) the General Law on Transparency and Access to Public Information; (ii) the General Law on Personal Data Protection Held by Obligated Subjects; and (iii) the Federal Law on Personal Data Protection Held by Private Parties. These new laws reassign transparency-related responsibilities from INAI to various entities including the Secretariat of Anti-Corruption and Good Governance and the Federal Judiciary. They also mandate the establishment of the National Information Access System and the creation of specialized courts and tribunals to address these matters. The enactment of secondary regulation is still pending.
Furthermore, on July 9, 2025, the Mexican Congress approved a reform to the Federal Economic Competition Law (LFCE), which is currently pending publication in the Federal Official Gazette. This amendment introduces significant changes –such as the creation of a new National Antitrust Commission, enhanced enforcement powers, and an expanded sanctions framework–and will affect various sectors, including banking, by increasing scrutiny over market behavior and dominant positions.
Anti-Money Laundering Regulation
On June 26, 2025, the Mexican Congress approved a reform to the Anti-Money Laundering Law (the Federal Law for the Prevention and Identification of Operations with Illicit Proceeds), which is currently pending publication in the Federal Official Gazette. This amendment introduces expanded definitions (including “beneficial owner” and “politically exposed person”), enhances the Ministry of Finance’s oversight powers, and strengthens coordination with public and national security authorities. It is expected that these changes will have legal and operational impacts, including increased due diligence requirements, stricter reporting obligations, and updates to internal AML systems.
COFECE Investigation into Card Payments Market
In 2018, the Investigative Authority (IA) of the COFECE launched an investigation into the card payments market. In July 2023, the COFECE’s Board issued a final resolution recommending that regulators implement regulatory changes and mandating clearing houses to establish a compliance program and appoint an antitrust compliance officer. BBVA Mexico has taken all necessary actions and provided all required information to demonstrate compliance with the resolution.
Separately, in October 2022, COFECE announced that it had initiated an investigation in April 2022 into potential collusion in credit card transactions involving deferred monthly payments at zero interest. Although not under investigation, in July 2024, BBVA was requested to assist the authority by providing information related to the case. The request was fulfilled in December 2024. On December 18, 2024, COFECE concluded the investigation phase. In April 2025, the Investigative Authority of COFECE presented its findings to the Board of Commissioners. As a result of the investigation, COFECE issued a Statement of Probable Responsibility and notified the involved parties, thereby initiating the trial-like stage of the proceeding. BBVA is not an involved party and did not receive any notification.

Regulatory Update for Turkey
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2024 Form 20-F.
Regulation on Loans and Reserve Requirements
Since 2020, the Banking Regulation and Supervision Agency (“BRSA”) and the CBRT have issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and has introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. Several Communiqués were issued since then, establishing maximum limits with respect to loan allocation and loan disbursement fees, revising applicable rates, and implementing policies to strengthen the monetary policy transmission mechanisms and to balance domestic demand.
In order to enhance the effectiveness of loan growth limits, a reserve requirement based on loan growth was introduced in 2024. During 2024, the monthly growth limit was reduced from 2.5% to 2.0% for Turkish lira commercial loans and from 3.0% to 2.0% for general purpose loans. On January 4, 2025, the growth limit was revised to 2.5% for SME loans and 1.5% for commercial loans. These measures were implemented in order to control the growth in Turkish lira denominated loans within a lower interest rate environment.
With respect to foreign currency denominated loans and with the aim of ensuring a level of loan growth consistent with the target decrease in inflation and the maintenance of the share of Turkish lira denominated loans, a monthly growth limit of 1.0% was introduced for such loans during 2024. As per the latest amendment on March 1, 2025, the monthly growth limit for foreign currency denominated loans has been reduced from 1.0% to 0.5%, and the scope of foreign currency denominated loans exempted from this growth limit has been narrowed.
On June 21, 2025, the Communiqué on Deposit and Loan Interest Rates and Participation Account Profit and Loss Participation Rates lowered the additional reserve requirement to 2.5%, from 4.0%.
Regulation on Deposits
The CBRT has amended the Communiqué Regarding Reserve Requirements, adjusting ratios for both Turkish lira and foreign currency liabilities (including deposits). Recent changes for foreign currency liabilities, effective April 25, 2025, increased reserve requirements (funds to be held at the CBRT as a percentage of loans or deposits, as the case may be) across various maturity profiles: requirements for demand and up to 1-month maturity deposits rose from 30% to 32%; requirements for up to 3 months, 6 months, and 1-year maturities increased from 26% to 28%; and requirements for deposits 1 year or longer (included) increased from 20% to 22% for general deposits/participation funds. Additionally, an extra 25% reserve requirement was introduced for foreign currency deposits/participation funds from repo transactions with domestic residents, with maturities up to 1 year.
Pursuant to the Communiqué on Deposit and Loan Interest Rates and Participation Account Profit and Loss Participation Rate of June 21, 2025, the following amendments on deposits were established: (i) new reserve requirement ratios were set for accounts with variable interest rates linked to the consumer price index (CPI), producer price index (PPI), and Turkish lira Overnight Reference Rate (“TLREF”) Index, set at 10%; (ii) for accounts with maturities up to 6 months benefiting from CBRT exchange rate/price protection, the ratio increased from 33% to 40%, while demand deposits/participation funds in foreign banks belonging to parent companies were set at 0%; and (iii) variable interest rates may be applied to Turkish lira deposits with maturities longer than 1 month (previously, 3 months or longer) and to foreign currency deposits with maturities longer than 6 months.
Additionally, on January 20, 2025, the CBRT discontinued the opening and renewal of foreign currency protected deposit and participation accounts, converted from foreign currency and gold, with maturities of 6 months and 12 months. This decision aligns with prior measures to phase out foreign currency-linked financial instruments.
On July 20, 2024, the Communiqué on Amendments to the Communiqué on the Deposit and Participation Scheme for Non-Resident Turkish Citizens was adopted, setting forth certain regulation applicable to time deposit and participation accounts (“YUVAM”) that are the result of converting foreign currency deposit accounts and participation funds of certain non-resident persons that were denominated in foreign currency into Turkish lira deposits or accounts, and which provide additional returns according to the procedures determined by the CBRT. YUVAM accounts are a subset of foreign currency-protected deposit (“KKM”) accounts, specifically tailored for non-resident individuals and legal entities, offering both exchange rate protection and an additional yield. As per the latest amendments, Turkish authorities are to gradually phase out the broader KKM scheme, specifically by excluding domestic legal entities from its scope for new openings and renewals, while maintaining YUVAM accounts as a distinct, regulated mechanism to attract foreign currency from non-resident individuals and legal entities.

Other regulations
New regulations in Turkey, effective June 2025, have significantly tightened anti-money laundering (AML) protocols for crypto asset service providers (“CSP”). The Financial Crimes Investigation Board (“FCIB”) now requires CSP to conduct remote Know Your Customer (“KYC”) checks, verifying customer identity and address through government databases for ongoing business relationships. This move integrates crypto services into the broader AML framework, aiming to increase transparency and accountability within the digital asset space. Further updates from the FCIB introduce specific restrictions on crypto asset transfers.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2025

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-67
APPENDIX II. Additional information on risk concentration	F-72

Unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024

ASSETS (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	40,017	51,145
FINANCIAL ASSETS HELD FOR TRADING	9	106,396	108,948
Derivatives		33,439	36,003
Equity instruments		6,744	6,760
Debt securities		27,796	27,955
Loans and advances to central banks		908	556
Loans and advances to credit institutions		15,325	20,938
Loans and advances to customers		22,184	16,736
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	10,841	10,546
Equity instruments		9,822	9,782
Debt securities		599	407
Loans and advances		419	358
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	980	836
Debt securities		980	836
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	58,182	59,002
Equity instruments		1,603	1,451
Debt securities		56,554	57,526
Loans and advances to credit institutions		25	25
FINANCIAL ASSETS AT AMORTIZED COST	13	523,662	502,400
Debt securities		63,923	59,014
Loans and advances to central banks		8,725	8,255
Loans and advances to credit institutions		24,350	22,655
Loans and advances to customers		426,663	412,477
DERIVATIVES - HEDGE ACCOUNTING	14	902	1,158
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	(57)	(65)
JOINT VENTURES AND ASSOCIATES	15	998	989
Joint ventures		97	94
Associates		901	895
INSURANCE AND REINSURANCE ASSETS	22	199	191
TANGIBLE ASSETS	16	9,213	9,759
Properties, plant and equipment		8,967	9,506
For own use		8,139	8,501
Other assets leased out under an operating lease		828	1,004
Investment properties		246	253
INTANGIBLE ASSETS	17	2,563	2,490
Goodwill		680	700
Other intangible assets		1,883	1,790
TAX ASSETS	18	17,492	18,650
Current tax assets		3,412	4,295
Deferred tax assets		14,080	14,354
OTHER ASSETS	19	4,810	5,525
Insurance contracts linked to pensions		—	—
Inventories		1,305	1,299
Other		3,504	4,226
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	776	828
TOTAL ASSETS	5	776,974	772,402
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024

LIABILITIES AND EQUITY (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
FINANCIAL LIABILITIES HELD FOR TRADING	9	82,995	86,591
Derivatives		31,640	33,059
Short positions		13,199	13,878
Deposits from central banks		3,094	3,360
Deposits from credit institutions		15,474	16,285
Customer deposits		19,587	20,010
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	16,061	14,952
Deposits from central banks		—	—
Deposits from credit institutions		—	—
Customer deposits		903	934
Debt certificates issued		4,788	4,597
Other financial liabilities		10,369	9,420
Memorandum item: Subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	21	588,469	584,339
Deposits from central banks		15,485	14,668
Deposits from credit institutions		34,429	34,406
Customer deposits		448,018	447,646
Debt certificates issued		71,802	69,867
Other financial liabilities		18,736	17,753
Memorandum item: Subordinated liabilities		19,231	19,612
DERIVATIVES - HEDGE ACCOUNTING	14	2,135	2,503
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	11,527	10,981
PROVISIONS	23	4,458	4,619
Pensions and other post-employment defined benefit obligations		2,354	2,348
Other long term employee benefits		354	384
Provisions for taxes and other legal contingencies		761	791
Commitments and guarantees given		613	667
Other provisions		377	429
TAX LIABILITIES	18	3,771	3,033
Current tax liabilities		1,206	575
Deferred tax liabilities		2,565	2,458
OTHER LIABILITIES	19	6,672	5,370
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	—	—
TOTAL LIABILITIES		716,088	712,388
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024

LIABILITIES AND EQUITY (CONTINUED) (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
SHAREHOLDERS’ FUNDS		75,724	72,875
Capital	25	2,824	2,824
Paid up capital		2,824	2,824
Unpaid capital which has been called up		—	—
Share premium		19,184	19,184
Equity instruments issued other than capital		—	—
Other equity		31	40
Retained earnings	26	46,528	40,693
Revaluation reserves		—	—
Other reserves	26	1,805	1,814
Reserves or accumulated losses of investments in joint ventures and associates		(233)	(227)
Other		2,039	2,041
Less: Treasury shares		(95)	(66)
Profit or loss attributable to owners of the parent		5,447	10,054
Less: Interim dividends		—	(1,668)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(18,896)	(17,220)
Items that will not be reclassified to profit or loss		(2,075)	(1,988)
Actuarial gains (losses) on defined benefit pension plans		(1,230)	(1,067)
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(779)	(905)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(66)	(17)
Items that may be reclassified to profit or loss		(16,821)	(15,232)
Hedge of net investments in foreign operations (effective portion)		(2,459)	(2,329)
Foreign currency translation		(14,444)	(12,702)
Hedging derivatives. Cash flow hedges (effective portion)		346	370
Fair value changes of debt instruments measured at fair value through other comprehensive income		(257)	(576)
Hedging instruments (non-designated items)		(3)	—
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		(5)	5
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	4,059	4,359
Accumulated other comprehensive income (loss)		(3,134)	(2,730)
Other items		7,193	7,089
TOTAL EQUITY		60,887	60,014
TOTAL EQUITY AND TOTAL LIABILITIES		776,974	772,402

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Loan commitments given	30	211,381	188,515
Financial guarantees given	30	22,273	22,503
Other commitments given	30	60,682	51,215
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the six months ended June 30, 2025 and 2024

CONDENSED CONSOLIDATED INCOME STATEMENTS (MILLIONS OF EUROS)

	Notes	June 2025	June 2024
Interest and other income	32.1	28,468	30,680
Interest income using effective interest rate method		25,731	27,328
Other interest income		2,737	3,352
Interest expense	32.2	(15,861)	(17,687)
NET INTEREST INCOME		12,607	12,993
Dividend income	33	76	76
Share of profit or loss of entities accounted for using the equity method		30	20
Fee and commission income	34	6,514	6,149
Fee and commission expense	34	(2,503)	(2,307)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	35	193	128
Financial assets at amortized cost		30	9
Other financial assets and liabilities		163	119
Gains (losses) on financial assets and liabilities held for trading, net	35	1,151	991
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		1,151	991
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	35	188	53
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		188	53
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	35	29	219
Gains (losses) from hedge accounting, net	35	(7)	98
Exchange differences, net	35	(123)	398
Other operating income	36	351	310
Other operating expense	36	(1,228)	(2,415)
Income from insurance and reinsurance contracts	37	1,866	1,800
Expense from insurance and reinsurance contracts	37	(1,109)	(1,066)
GROSS INCOME		18,034	17,446
Administration costs		(6,038)	(6,100)
Personnel expense	38.1	(3,693)	(3,633)
Other administrative expense	38.2	(2,345)	(2,467)
Depreciation and amortization	39	(749)	(759)
Provisions or reversal of provisions	40	(133)	(38)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	41	(2,761)	(2,839)
Financial assets measured at amortized cost		(2,794)	(2,781)
Financial assets at fair value through other comprehensive income		33	(59)
NET OPERATING INCOME		8,353	7,708
Impairment or reversal of impairment of investments in joint ventures and associates	42	32	52
Impairment or reversal of impairment on non-financial assets	43	(5)	30
Tangible assets		—	45
Intangible assets		(4)	(11)
Other assets		—	(5)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		7	(1)
Negative goodwill recognized in profit or loss		—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	44	37	(10)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		8,424	7,780
Tax expense or income related to profit or loss from continuing operations		(2,626)	(2,525)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		5,798	5,255
Profit (loss) after tax from discontinued operations		—	—
PROFIT (LOSS)		5,798	5,255
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	351	261
ATTRIBUTABLE TO OWNERS OF THE PARENT		5,447	4,994
		June 2025	June 2024
EARNINGS (LOSSES) PER SHARE (Euros)		0.91	0.83
Basic earnings (losses) per share from continuing operations		0.91	0.83
Diluted earnings (losses) per share from continuing operations		0.91	0.83
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the six months ended June 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (MILLIONS OF EUROS)

	June 2025	June 2024
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	5,798	5,255
OTHER RECOGNIZED INCOME (EXPENSE)	(2,079)	213
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(83)	79
Actuarial gains (losses) from defined benefit pension plans	(181)	(86)
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	140	158
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(70)	(14)
Income tax related to items not subject to reclassification to income statement	27	20
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,996)	134
Hedge of net investments in foreign operations (effective portion)	(133)	9
Valuation gains (losses) taken to equity	(133)	9
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	(2,100)	558
Translation gains (losses) taken to equity	(2,100)	555
Transferred to profit or loss	—	3
Other reclassifications	—	—
Cash flow hedges (effective portion)	(31)	113
Valuation gains (losses) taken to equity	(31)	113
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedging instruments (non-designated elements)	(5)	—
Valuation gains or losses taken to equity	(5)	—
Debt securities at fair value through other comprehensive income	412	(806)
Valuation gains (losses) taken to equity	580	(746)
Transferred to profit or loss	(169)	(60)
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	(10)	10
Income tax relating to items subject to reclassification to income statements	(129)	250
TOTAL RECOGNIZED INCOME (EXPENSE)	3,719	5,468
Attributable to minority interests (non-controlling interests)	(53)	636
Attributable to the parent company	3,772	4,833
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2025												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2025 ⁽¹⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income (expense) recognized	—	—	—	—	—	—	—	—	5,447	—	(1,675)	(404)	351	3,719
Other changes in equity	—	—	—	(9)	5,835	—	(9)	(30)	(10,054)	1,668	(1)	—	(248)	(2,847)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,357)	—	—	—	—	—	—	—	(250)	(2,606)
Purchase of treasury shares	—	—	—	—	—	—	—	(548)	—	—	—	—	—	(548)
Sale or cancellation of treasury shares	—	—	—	—	—	—	6	518	—	—	—	—	—	524
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,392	—	(15)	—	(10,054)	1,668	(1)	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(25)	—	—	—	—	—	—	—	—	—	(25)
Other increases or (-) decreases in equity	—	—	—	7	(200)	—	—	—	—	—	—	—	2	(191)
Balances as of June 30, 2025	2,824	19,184	—	31	46,528	—	1,805	(95)	5,447	—	(18,896)	(3,134)	7,193	60,887
(1) Balances as of December 31, 2024 as originally reported in the consolidated financial statements for the year 2024.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2025 and 2024

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2024												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2024 ⁽¹⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income (expense) recognized	—	—	—	—	—	—	—	—	4,994	—	(161)	374	261	5,468
Other changes in equity	(37)	(585)	—	(8)	4,658	—	(182)	(72)	(8,019)	951	(1)	—	(348)	(3,642)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares reduction	(37)	(585)	—	—	29	—	(189)	781	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,245)	—	—	—	—	—	—	—	(340)	(2,585)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,332)	—	—	—	—	—	(1,332)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	479	—	—	—	—	—	488
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	8	7,062	—	(1)	—	(8,019)	951	(1)	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(25)	—	—	—	—	—	—	—	—	—	(25)
Other increases or (-) decreases in equity	—	—	—	8	(188)	—	(1)	—	—	—	—	—	(8)	(189)
Balances as of June 30, 2024	2,824	19,184	—	32	40,895	—	1,833	(106)	4,994	—	(16,416)	(2,947)	6,798	57,091
(1) Balances as of December 31, 2023 as originally reported in the consolidated financial statements for the year 2023.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2025 and 2024

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)

	Notes	June 2025	June 2024
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		(6,208)	(27,098)
Of which hyperinflation effect from operating activities		926	1,550
1. Profit for the period		5,798	5,255
2. Adjustments to obtain the cash flow from operating activities		6,997	7,623
Depreciation and amortization		749	759
Other adjustments		6,248	6,864
3. Net increase/decrease in operating assets		(40,975)	(29,193)
Financial assets held for trading		1,655	15,918
Non-trading financial assets mandatorily at fair value through profit or loss		(585)	(2,246)
Other financial assets designated at fair value through profit or loss		(157)	126
Financial assets at fair value through other comprehensive income		181	(985)
Financial assets at amortized cost		(42,610)	(41,110)
Other operating assets		541	(895)
4. Net increase/decrease in operating liabilities		22,885	(8,350)
Financial liabilities held for trading		(2,986)	(27,368)
Other financial liabilities designated at fair value through profit or loss		1,448	1,980
Financial liabilities at amortized cost		23,633	16,132
Other operating liabilities		791	905
5. Collection/Payments for income tax		(913)	(2,433)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(546)	(728)
Of which hyperinflation effect from investing activities		215	624
1. Investments		(686)	(903)
Tangible assets		(249)	(559)
Intangible assets		(437)	(330)
Investments in joint ventures and associates		—	(1)
Subsidiaries and other business units		—	(14)
Non-current assets classified as held for sale and associated liabilities	20	—	—
Other settlements related to investing activities		—	—
2. Divestments		140	175
Tangible assets		17	7
Intangible assets		—	—
Investments in joint ventures and associates		41	21
Subsidiaries and other business units		—	6
Non-current assets classified as held for sale and associated liabilities	20	82	142
Other collections related to investing activities		—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,159)	(2,023)
Of which hyperinflation effect from financing activities		—	—
1. Payments		(5,595)	(6,063)
Dividend distribution (shareholders remuneration)		(2,357)	(2,245)
Subordinated liabilities		(2,275)	(1,949)
Treasury share amortization		—	(37)
Treasury share acquisition		(548)	(1,295)
Other items relating to financing activities		(416)	(537)
2. Collections		3,437	4,040
Subordinated liabilities		2,949	3,584
Treasury shares increase		—	—
Treasury shares disposal		488	456
Other items relating to financing activities		—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(2,216)	(513)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		(11,128)	(30,362)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		51,145	75,416
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		40,017	45,055

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (MILLIONS OF EUROS)

	Notes	June 2025	June 2024
Cash	8	6,155	6,714
Balance of cash equivalent in central banks	8	26,657	29,205
Other financial assets	8	7,205	9,135
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	40,017	45,055
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2025
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1    Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2024 were authorized for issue on February 21, 2025.
1.2Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “Consolidated Financial Statements”) as of and for the six months ended June 30, 2025 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), adopted by the European Union (“EU-IFRS”), and with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and have been approved by the Board of Directors at its meeting held on July 30, 2025. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with EU-IFRS. Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2024.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2024, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.

The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2024, except for the new Standards and Interpretations applicable from January 1, 2025 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2025, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2025.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.
1.3     Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.4    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 15).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 22), to quantify certain provisions (see Note 23) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 24).
–The useful life and impairment losses of tangible and intangible assets and impairment losses of non-current assets held for sale (see Notes 16, 17 and 20).
–The valuation of goodwill and price allocation of business combinations (see Note 17).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets (see Note 18) and the forecast of corporate tax expense.
In general, the BBVA Group is working to consider and include how climate risk and other climate-related matters can affect the financial statements, cash flows and financial performance of the Group within the models used for the relevant estimations. These estimates and judgments are being considered when preparing the financial statements of the BBVA Group and, where relevant, they are mentioned in the corresponding Notes to the Consolidated Financial Statements.

The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment. Estimates have been made on the basis of the best available information on the matters analyzed, as of June 30, 2025. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the six-month period ended June 30, 2025 there have been no significant changes in the estimates made as of December 31, 2024, other than those indicated in these Consolidated Financial Statements.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2024 (as set forth in Note 2 thereto), except for the application of the requirements of IFRS 9 in relation to accounting hedge relationships as of January 1, 2025 (see Note 2.3).
The BBVA Group decided to transition to the IFRS 9 accounting framework for micro-hedge accounting starting from January 1, 2025. This decision is motivated by the fact that this option is better aligned with the BBVA Group’s risk management strategy. IFRS 9 introduces changes compared to IAS 39 in various areas, such as hedged items, hedging instruments, accounting for the time value of options and forward elements, hedge rebalancing, and hedge effectiveness assessment, which facilitate and broaden the range of transactions to which hedge accounting can be applied.
The BBVA Group has adapted its accounting policies and processes to the new regulations. A procedure has been established to document the requirements for recognizing an economic hedge as a hedge accounting measure, such as clear identification of the hedged items and hedging instruments, an assessment of the hedge’s effectiveness, and supporting evidence of the entity’s intention to manage its risk through these instruments.
The adoption of this accounting policy has not had any significant impact on the Group’s Consolidated Financial Statements.
With respect to the accounting of macro-hedging relationships, the Group maintains the criteria established in IAS 39.
The standards that came into effect on January 1, 2025, as well as the standards issued by the International Accounting Standards Board (hereinafter, "IASB") but not yet in force as of June 30, 2025, are listed below. The most notable standards are:
2.1Standards and interpretations that became effective in the first six months of 2025
Amendment to - IAS 21 "Effects of changes in foreign exchange rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in foreign exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, on the other hand, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.

The modification to the standard entered into force on January 1, 2025. The standard has not had an impact on the BBVA Group's consolidated financial statements.
2.2    Standards and interpretations issued but not yet effective as of June 30, 2025
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of June 30, 2025. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social and governance (ESG). Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required in IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments will come into force on January 1, 2026, although early application is permitted because they have already been adopted by the European Union. No significant impact on the BBVA Group's financial statements is expected.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union. In the Group there are no eligible entities within the scope of this standard, so no significant impact on the BBVA Group's financial statements is expected.
Amendments to IFRS 9 and IFRS 7: Contracts that refer to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for contracts for the purchase and sale of renewable electricity, called Power Purchase Agreements. The amendments include guidance on the “own use” exemption for purchasers of electricity and requirements to apply hedge accounting on these arrangements.

The amendments will come into force on January 1, 2026, although they can be applied earlier as they have been adopted by the European Union as of June 30, 2025. No significant impact on the BBVA Group's financial statements is expected.
2.3IFRS 9 “Financial Instruments”
Transition to IFRS 9 for accounting for micro hedges
On January 1, 2018, IFRS 9, which replaced IAS 39 with respect to the classification and measurement of financial assets and liabilities, credit impairment, and hedge accounting, came into force. However, the Group chose to continue applying IAS 39 for hedge accounting, as permitted by IFRS 9, pending the approval of a new accounting standard on macro hedges. On January 1, 2025, the Group decided to transition to the new IFRS 9 accounting framework for micro-hedge accounting.
Given the lack of a specific regulatory framework for macro hedges in IFRS 9, the Group continues to apply the current framework established under IAS 39 for macro hedge accounting. Thus, from January 1, 2025, the Group will apply simultaneously two standards with common characteristics (IAS 39 for macro hedges and IFRS 9 for micro hedges) until the IASB concludes the project to develop a specific framework for macro hedge accounting, known as the IFRS 9. Dynamic Risk Management (DRM) Project.
The adoption of the accounting policy for accounting for micro hedges in accordance with the requirements set out in IFRS 9 has not had any significant impact on the Group 's Consolidated Financial Statements.
“Derivatives – Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest rate risk”
With the aim of improving the alignment between risk management and its presentation in the financial statements, the Group has decided to apply IFRS 9 for micro hedge accounting instead of IAS 39 as from January 1, 2025. Previously, until the transition date, the Group was applying IAS 39 for micro hedge accounting.
The Group uses hedging derivatives as a tool for managing financial risks, mainly interest rate risk and exchange rate risk.
To cover these risks, the Group uses, among others, the following hedging instruments:
–Interest rate derivatives to convert interest rate exposures into fixed or variable rates.
–Foreign exchange derivatives to convert foreign currency exposures to the entity’s currency and net investment exposures to the local currency.
In some hedging relationships, the Group additionally designates inflation risk as a contractually specified component of a debt instrument (e.g., inflation-linked bonds).
For these economic hedges to be recognized as hedge accounting, they must meet certain requirements established under both IAS 39 and IFRS 9. These requirements include clear identification of the hedged items and hedging instruments, an assessment of the hedge's effectiveness over time, and adequate documentation supporting the Group’s intention to manage its risk through these instruments. Only when these criteria are met can financial derivatives be accounted for as hedge accounting, allowing for an accounting treatment that more accurately reflects the Group’s risk management strategy (see Note 14).
Hedge accounting maintains a similar recording scheme under both IAS 39 and IFRS 9. Hedge ineffectiveness, defined as the difference between the change in value of the hedging instrument and the hedged item in each period, attributable to the hedged risk, is recorded in the consolidated income statement (or other comprehensive income, if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income) (see Notes 14 and 35).

Under IAS 39, hedge effectiveness is assessed both retrospectively and prospectively, ensuring that it remains within a range of 80% to 125%. However, IFRS 9 eliminates the strict 80%-125% effectiveness range requirement, allowing qualitative prospective assessments if there is an economic relationship between the hedged item and the hedging instrument, and credit risk does not exert a dominant effect on changes in the value of either the hedged item or the hedging instrument. BBVA has chosen to continue applying the 80%-125% effectiveness range as a measure for assessing hedge effectiveness, and may rebalance the hedge without discontinuing hedges if this range is not maintained, as described below.
The variations that occur, after the designation of the hedge, in the valuation of the financial instruments designated as hedged items and the financial instruments designated as accounting hedging instruments, are recorded as follows:
–In fair value hedges, the differences in the fair value of the derivative and the hedged instrument attributable to the hedged risk are recognized directly under "Gains (losses) from hedge accounting, net" in the consolidated income statement (or other comprehensive income, if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income), using as a counterpart the consolidated balance sheet items in which the hedging element ("Derivatives - Hedge accounting") or the hedged element is recorded, as applicable (see Note 32).
–In fair value hedges of interest rate risk on a portfolio of financial instruments (“macro hedges”), the gains or losses arising from the measurement of the hedging instrument are recognized directly in the consolidated income statement with a counter-entry under the headings “Derivatives – Hedge accounting” and the gains or losses arising from the change in the fair value of the hedged item (attributable to the hedged risk) are also recorded in the consolidated income statement (in both cases, under the heading “Gains (losses) from hedge accounting, net”), using as a counter-entry the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the asset or liability sections of the consolidated balance sheet, depending on the nature of the hedged item.
–In cash flow hedges, the valuation differences arising from the effective portion of the hedged items are temporarily recorded under "Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)" in the consolidated balance sheet, with a counterpart entry under "Derivatives - Hedge accounting" in the asset or liability sections of the consolidated balance sheet, as applicable. These differences are recognized in the consolidated income statement when the gain or loss on the hedged item is recognized in profit or loss, when the planned transactions are executed, or on the maturity date of the hedged item. Almost all of the Group’s cash flow hedges relate to interest rate and inflation hedges of financial instruments, so the amount recorded in other comprehensive income will be reclassified to "Interest and other income" or "Interest expense" in the consolidated income statement (see Note 32).
–The differences in the value of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 35).
–In hedges of net investments in foreign operations, valuation differences arising from the effective portion of the hedged items are temporarily recorded under "Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion)" in the consolidated balance sheet, with a countervailing entry under "Derivatives - Hedge accounting" in the asset or liability sections of the consolidated balance sheet, as applicable. These valuation differences are recognized in the consolidated income statement when the foreign investment is disposed of or removed from the consolidated balance sheet (see Note 35).

The other relevant new features introduced by IFRS 9 and applicable from January 1, 2025, are as follows:
–It provides flexibility in the items that can be hedged (for example, it enables the hedging of net positions, aggregate positions, and specific risk components in non-financial items).
–It introduces the accounting treatment of “cost of hedging”, allowing components of hedging instruments such as forward elements, the time value of options, or the base spread to be excluded from the hedge. These values can be recognized in other comprehensive income, thereby reducing volatility in the consolidated income statement.
–It allows for the rebalancing of hedges without the need for discontinuations in hedge accounting as the relationship between the hedging instrument and the hedged item is adjusted.
–For fair value hedges on equity instruments recorded at fair value through other comprehensive income, the differences in the fair value of the derivative are recorded in “Accumulated other comprehensive income,” thereby minimizing the impact on profit or loss for the period.

3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2024:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first six months of 2025 and the year 2024
During the first six months of 2025 and during the year 2024 no significant or relevant corporate transactions have been completed, without prejudice to the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A.
Other relevant additional information
Announcement of the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A.
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024, by BBVA through the publication of an inside information notice (información privilegiada) with the CNMV.
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the “Prior Announcement”), the decision to launch an exchange offer (the “Exchange Offer”) for the acquisition of all of the issued and outstanding shares of the Target Company. The consideration offered by BBVA to the shareholders of the Target Company after the adjustments implemented thereto in October, 2024, March, 2025 and April, 2025 as a result of the interim and final dividends paid by both companies against their respective 2024 financial year results, consists of one (1) newly issued ordinary share of BBVA and €0.70 in cash for each five point three four five six (5.3456) ordinary shares of the Target Company, subject to certain further adjustments in the event of future dividend distributions as set forth in the Prior Announcement. As provided in the Prior Announcement, as a consequence of the cash interim dividend against 2025 results announced by Banco Sabadell on July 24, 2025, in the gross amount of €0.07 per share, to be paid on August 29, 2025, BBVA will adjust once again the consideration offered. From the ex-dividend date of said distribution, the consideration will be one (1) newly issued ordinary share of BBVA and €0.70 in cash for each five point five four eight three (5.5483) ordinary shares of Banco Sabadell.

Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers (“Royal Decree 1066/2007”), the Exchange Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Exchange Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (“ECB”) (which requirement was satisfied on September 5, 2024, as described below).
In addition, completion of the Exchange Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Exchange Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Exchange Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time) as this condition was amended by BBVA in accordance with the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares with non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) in accordance with the provisions of article 26.1 of the Royal Decree 1066/2007, the authorization of the economic concentration resulting from the Exchange Offer by the Spanish antitrust authorities (a condition that was satisfied on June 30, 2025, as described below), and (iv) the authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (which condition was satisfied on September 2, 2024, as described below).
On July 5, 2024, BBVA’s Extraordinary General Shareholders’ Meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of the Target Company shares pursuant to the Exchange Offer. On March 21, 2025, BBVA’s Ordinary General Shareholders’ Meeting approved the renewal of such resolution for its exercise within a one (1) year period from such date.
On September 3, 2024, BBVA announced that it had received on September 2, 2024 the authorization from the PRA for BBVA’s indirect acquisition of control of TSB Bank PLC, the Target Company’s banking subsidiary in the United Kingdom, as a result of the Exchange Offer.
On September 5, 2024, BBVA announced that it received the decision of non-opposition from the ECB to BBVA’s taking control of the Target Company, as a result of the Exchange Offer.
On April 30, 2025, the Spanish National Markets and Competition Authority announced its decision to authorize the economic concentration resulting from the Exchange Offer (the “CNMC Resolution”), subject to compliance by BBVA with certain commitments aimed at ensuring financial inclusion, territorial cohesion, protection for vulnerable customers and lending to small and medium-sized enterprises (SMEs) and self-employed customers (the “CNMC Commitments”).
The CNMC Commitments generally have a duration of three years (except for certain specific commitments with a different duration) beginning on the date that BBVA designates a majority of the Target Company’s board of directors (other than, only with respect to BBVA, certain commitments aimed at preserving its physical presence in certain territories and the maintenance of the commercial terms and conditions of certain products and services already contracted, which entered into force on the date the CNMC Resolution became effective on June 24, 2025).
In accordance with Article 58 of Law 15/2007, of July 3, on the defense of competition on May 27, 2025, the Spanish Ministry of Economy, Trade and Business notified BBVA of its decision to refer to the Council of Ministers the CNMC Resolution for review on the grounds of general interest other than competition.
The Council of Ministers issued a decision on June 24, 2025 authorizing the economic concentration resulting from completion of the Exchange Offer subject to an additional condition aimed at protecting the following general interest concerns, other than those relating to the defense of competition: (i) ensuring an adequate maintenance of the objectives of the sectoral regulation linked to support for growth and business activity; (ii) protection of workers; (iii) territorial cohesion; (iv) social policy objectives related to the social work of their respective foundations, financial consumer protection and affordable housing; and (v) promotion of research and technological development (the “Council of Ministers’ Authorization”).

The Council of Ministers’ Authorization requires, at least for a period of three years from June 24, 2025, that BBVA and the Target Company maintain separate legal personality and shareholders’ equity and preserve its respective autonomy in the management of its operations with the aim of protecting the general interest concerns identified above (the “Autonomy Condition”). The Autonomy Condition must be materialized, at least, in the maintenance of autonomous management and decision-making in the respective entities, with a view to maximizing the value of each entity. Following such three-year period, the Spanish Secretary of State for Economy and Business Support (Secretaría de Estado de Economía y Apoyo a la Empresa) will evaluate the efficacy of the Autonomy Condition and the Council of Ministers will determine whether to extend the Autonomy Condition for an additional period of two years.
The Council of Ministers’ Authorization also confirmed the CNMC Commitments.
The Council of Ministers’ Authorization finalized the merger control proceedings in Spain, with BBVA having the right to withdraw the Exchange Offer pursuant to the provisions of Article 26.1(c) of Royal Decree 1066/2007, as the authorization was subject to conditions. On June 30, 2025, BBVA publicly announced its decision not to withdraw the exchange offer as a result of the Council of Ministers’ Authorization. As a result, the condition requiring the obtainment of the authorization of the economic concentration resulting from completion of the Exchange Offer is considered satisfied. The specific terms of the Exchange Offer will be set out in the Spanish prospectus and the relevant U.S. offer to exchange/prospectus.
4.Shareholder remuneration system
The Annual General Shareholders’ Meeting of BBVA held on March 21, 2025 approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding treasury shares held by the Group’s companies, amounted to approximately €2,360 million.
Additionally, on January 30, 2025, BBVA announced a share repurchase program for an amount of €993 million, which is pending execution in its entirety as of the date of these Consolidated Financial Statements.
5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of June 30, 2025, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2024 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.

The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; certain portfolios, such as financial and industrial holdings or stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of June 30, 2025 and December 31, 2024, is as follows:

TOTAL GROUP ASSETS BY OPERATING SEGMENT (MILLIONS OF EUROS)

	June 2025	December 2024 ⁽¹⁾
Spain	419,097	411,620
Mexico	165,647	168,470
Turkey	82,482	82,782
South America	70,616	73,997
Rest of Business	70,167	66,534
Subtotal assets by operating segments	808,010	803,404
Corporate Center and adjustments	(31,035)	(31,002)
Total assets BBVA Group	776,974	772,402
(1) In the first quarter of 2025 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth the main margins and profit by operating segment and the Corporate Center for the six months ended June 30, 2025 and 2024:

MAIN MARGINS AND PROFIT BY OPERATING SEGMENT (MILLIONS OF EUROS)

	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
June 2025
Net interest income	12,607	3,230	5,511	1,307	2,382	376	(199)
Gross income	18,034	5,016	7,349	2,409	2,714	831	(285)
Operating profit /(loss) before tax	8,424	3,105	3,581	932	977	394	(564)
Attributable profit (loss) ⁽¹⁾	5,447	2,144	2,578	412	421	304	(411)
June 2024 ⁽²⁾
Net interest income	12,993	3,184	5,968	605	3,075	335	(174)
Gross income	17,446	4,592	7,910	1,892	2,639	686	(274)
Operating profit /(loss) before tax	7,780	2,572	3,938	914	625	313	(582)
Attributable profit (loss) ⁽¹⁾	4,994	1,769	2,858	351	317	240	(541)
(1) In the first quarter of 2025 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2025 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2024.

6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter, "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2024:
Macroeconomic and geopolitical risks
The Group is sensitive to economic conditions and the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is undergoing significant changes due to, among other reasons, the policies of the U.S. administration. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic and financial risks.
The recent significant increase in U.S. tariffs on imports has triggered financial market volatility, reinforcing global-wide risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the world economy, worsening the prospects for the macroeconomic environment. As a result of adopted or announced tariffs, global growth could decelerate significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States, which has contributed to the Federal Reserve’s decision to keep interest rates unchanged in recent months and limited the scope for rate cuts in 2025. In the Eurozone, limited inflationary pressures have allowed the ECB to reduce the deposit facility rate to 2.0% in June 2025. While an additional rate cut is possible in the second half of 2025, the ECB may instead choose to keep rates unchanged.
Beyond higher import tariffs, tighter U.S. controls on migration flows could also affect the labor market, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility.
Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has recently increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high debt levels in both developed and emerging economies.
Rising trade protectionism and the growing U.S.-China rivalry could further heighten geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and in the Middle East. In response to these risks and the changes in the foreign policy of the U.S. administration, the European Union has adopted measures to increase military spending, which could support growth, while also adding to upward pressures on inflation and interest rates in the region.

Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: changes in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic conditions may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional and institutional reforms, and the policies of the U.S. administration have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. In Argentina, despite the improved prospects for the economy following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, climate-related factors, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.
For additional information on the impact of the macroeconomic scenarios used in the estimation of expected credit loss, see Note 6.2.3 "Measurement of Expected Credit Loss (ECL)".
Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks. Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the Group could arise and might affect the regular course of business.
New business and operational risks and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.).
Digital transformation is a priority for the Group which includes among its objectives the development of advanced 'Next Gen' technological capabilities, artificial intelligence, and the continuous improvement of the customer experience.

Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’ s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group’ s business, financial condition and results of operations.
Legal risks: The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework in the jurisdictions in which the Group operates is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings. In addition, some regulators are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. Legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
There are also claims before Spanish courts challenging the validity of certain revolving credit card agreements. Rulings in these types of proceedings, whether against the Bank or other financial institutions, could negatively affect the Group.
Additionally, in relation to the ESG area, factors that may affect these new business, operational and legal risks have been identified.
All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.
As of June 30, 2025, the Group had €761 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 23), of which €585 million correspond to legal contingencies and €176 million to tax related matters, without significant change since December 31, 2024. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because the probability of an unfavorable outcome for the Group is estimated to be remote, or because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from the resolution of these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or which may otherwise affect the Group, whether individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against the Bank and certain current and former officers and employees of the Bank, as well as against some former directors, for alleged facts which could constitute bribery and revelation of secrets. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.
6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of June 30, 2025 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2024.
6.2.1    Credit risk exposure
The BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of June 30, 2025 and December 31, 2024 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	June 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		72,957
Equity instruments	9	6,744
Debt securities	9	27,796
Loans and advances	9	38,417
Non-trading financial assets mandatorily at fair value through profit or loss		10,841
Equity instruments	10	9,822
Debt securities	10	599
Loans and advances	10	419
Financial assets designated at fair value through profit or loss	11	980
Derivatives (trading and hedging)		47,107
Financial assets at fair value through other comprehensive income		58,239
Equity instruments	12	1,603
Debt securities		56,612	56,582	—	30
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		535,357	490,913	30,278	14,166
Debt securities		63,973	63,936	2	35
Loans and advances to central banks		8,732	8,732	—	—
Loans and advances to credit institutions		24,368	24,359	9	—
Loans and advances to customers		438,285	393,887	30,267	14,131
Total financial assets risk		725,481
Total loan commitments and financial guarantees		294,337	285,528	8,156	653
Loan commitments given	30	211,381	205,577	5,645	159
Financial guarantees given	30	22,273	21,273	857	143
Other commitments given	30	60,682	58,678	1,654	351
Total maximum credit exposure		1,019,818

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		72,945
Equity instruments	9	6,760
Debt securities	9	27,955
Loans and advances	9	38,230
Non-trading financial assets mandatorily at fair value through profit or loss		10,546
Equity instruments	10	9,782
Debt securities	10	407
Loans and advances	10	358
Financial assets designated at fair value through profit or loss	11	836
Derivatives (trading and hedging)		53,229
Financial assets at fair value through other comprehensive income		59,115
Equity instruments	12	1,451
Debt securities		57,639	55,315	2,309	16
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		514,086	467,910	31,930	14,246
Debt securities		59,070	58,887	149	34
Loans and advances to central banks		8,261	8,261	—	—
Loans and advances to credit institutions		22,668	22,658	8	2
Loans and advances to customers		424,087	378,104	31,772	14,211
Total financial assets risk		710,757
Total loan commitments and financial guarantees		262,233	253,291	8,150	791
Loan commitments given	30	188,515	182,830	5,524	160
Financial guarantees given	30	22,503	21,513	798	192
Other commitments given	30	51,215	48,948	1,828	439
Total maximum credit exposure		972,990
The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2025 and December 31, 2024 is shown below:

June 2025 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	246,968	224,330	15,223	7,414	(4,760)	(530)	(617)	(3,613)	242,207	223,800	14,606	3,801
Mexico	91,852	82,971	6,363	2,518	(3,136)	(1,244)	(609)	(1,283)	88,716	81,727	5,754	1,235
Turkey ⁽²⁾	49,841	43,191	4,535	2,114	(1,795)	(236)	(330)	(1,229)	48,046	42,955	4,205	886
South America ⁽³⁾	48,396	42,209	4,117	2,070	(1,921)	(367)	(261)	(1,292)	46,475	41,841	3,855	778
Others	1,228	1,185	30	14	(9)	(1)	(1)	(8)	1,219	1,184	29	6
Total ⁽⁴⁾	438,285	393,887	30,267	14,131	(11,621)	(2,378)	(1,818)	(7,425)	426,663	391,508	28,449	6,706
Of which: individual					(1,379)	(20)	(332)	(1,027)
Of which: collective					(10,243)	(2,359)	(1,487)	(6,397)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2025, the remaining balance was €86 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2024 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	232,185	208,969	15,637	7,579	(4,684)	(543)	(631)	(3,510)	227,501	208,426	15,006	4,069
Mexico	91,717	83,053	6,147	2,517	(3,055)	(1,210)	(542)	(1,303)	88,662	81,843	5,605	1,214
Turkey ⁽²⁾	50,083	42,708	5,534	1,841	(1,784)	(243)	(390)	(1,151)	48,299	42,465	5,144	690
South America ⁽³⁾	48,897	42,204	4,431	2,262	(2,079)	(393)	(283)	(1,403)	46,818	41,811	4,148	860
Others	1,205	1,170	23	12	(9)	—	(1)	(7)	1,197	1,170	22	4
Total ⁽⁴⁾	424,087	378,104	31,772	14,211	(11,611)	(2,389)	(1,847)	(7,374)	412,477	375,715	29,925	6,837
Of which: individual					(1,532)	(13)	(321)	(1,197)
Of which: collective					(10,079)	(2,376)	(1,526)	(6,177)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, the BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2024, the remaining balance was €107 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.
The breakdown by counterparty and product of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by type of product, classified in different headings of the assets as of June 30, 2025 and December 31, 2024 is shown below:

June 2025 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	7	—	16	3,708	2,213	5,944	6,203
Credit card debt	—	1	—	3	2,258	24,653	26,915	28,993
Commercial debtors		971	176	1,347	27,424	128	30,045	30,298
Finance leases	—	170	—	10	9,732	300	10,211	10,443
Reverse repurchase loans	—	240	9,195	26	—	—	9,461	9,463
Other term loans	8,459	24,341	8,400	14,319	154,614	155,091	365,224	373,980
Advances that are not loans	266	492	6,659	3,668	978	321	12,383	12,448
LOANS AND ADVANCES	8,725	26,220	24,430	19,389	198,714	182,706	460,183	471,828
By secured loans
Of which: mortgage loans collateralized by immovable property		235	—	675	29,094	98,329	128,333	130,953
Of which: other collateralized loans	—	6,109	9,007	621	10,988	2,752	29,478	29,715
By purpose of the loan
Of which: credit for consumption						67,663	67,663	72,840
Of which: lending for house purchase						99,210	99,210	100,786
By subordination
Of which: project finance loans					5,940		5,940	6,046

December 2024 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	8	—	59	3,140	2,099	5,307	5,521
Credit card debt	—	1	—	3	2,268	25,449	27,721	29,669
Commercial debtors		1,077	71	1,244	29,247	125	31,764	32,023
Finance leases	—	171	—	11	9,672	270	10,125	10,364
Reverse repurchase loans	—	219	9,157	44	—	—	9,420	9,422
Other term loans	7,803	20,519	7,529	11,771	148,167	151,313	347,102	356,002
Advances that are not loans	452	117	5,960	4,365	1,084	353	12,330	12,397
LOANS AND ADVANCES	8,255	22,111	22,719	17,497	193,579	179,610	443,769	455,399
By secured loans
Of which: mortgage loans collateralized by immovable property		245	—	680	29,307	97,627	127,860	130,633
Of which: other collateralized loans	—	6,059	9,628	530	10,996	2,648	29,861	30,129
By purpose of the loan
Of which: credit for consumption						67,446	67,446	72,447
Of which: lending for house purchase						98,570	98,570	100,218
By subordination
Of which: project finance loans					6,669		6,669	6,901
The value of guarantees received as of June 30, 2025 and December 31, 2024, is as follows:

GUARANTEES RECEIVED (MILLIONS OF EUROS)

	June 2025	December 2024
Value of collateral	144,941	144,844
Of which: guarantees normal risks under special monitoring	10,959	11,318
Of which: guarantees impaired risks	3,352	3,562
Value of other guarantees	60,189	56,589
Of which: guarantees normal risks under special monitoring	4,633	4,273
Of which: guarantees impaired risks	1,146	1,153
Total value of guarantees received	205,130	201,433
6.2.2    Impaired loans
The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, including their gross carrying amount, impaired loans and advances, and accumulated impairment, by counterparties as of June 30, 2025 and December 31, 2024, is as follows:

June 2025 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	8,732	—	(7)
General governments	26,237	20	(17)
Credit institutions	24,368	—	(17)
Other financial corporations	19,412	11	(23)
Non-financial corporations	202,542	4,883	(4,016)
Households	190,093	9,218	(7,565)
LOANS AND ADVANCES	471,384	14,131	(11,645)

December 2024 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	8,261	—	(6)
General governments	22,133	26	(23)
Credit institutions	22,668	2	(13)
Other financial corporations	17,524	12	(26)
Non-financial corporations	197,521	5,014	(4,134)
Households	186,910	9,158	(7,427)
LOANS AND ADVANCES	455,016	14,213	(11,630)
The changes during the six months ended June 30, 2025, and the year ended December 31, 2024 of impaired financial assets (financial assets and guarantees given) are as follows:

CHANGES IN IMPAIRED FINANCIAL ASSETS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	June 2025	December 2024
Balance at the beginning	14,891	15,362
Additions	6,082	12,255
Decreases ⁽¹⁾	(3,442)	(7,346)
Net additions	2,640	4,909
Amounts written-off	(2,287)	(4,559)
Exchange differences and other	(585)	(820)
Balance at the end	14,659	14,891
(1) Reflects the total amount of impaired loans and advances derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

6.2.3    Measurement of Expected Credit Loss (ECL)
As of June 30, 2025, the models for calculating expected losses used by the Group to prepare the attached Consolidated Financial Statements do not differ significantly from those detailed in Note 7 to the consolidated financial statements of the Group for the year ended December 31, 2024, except for the update of the macroeconomic scenarios, as such models have incorporated its estimated impact on economic activity and the main economic indicators for the first half of 2025.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following estimates for the next five years of the Gross Domestic Product (GDP) growth, of the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, are determined by BBVA Research and have been used at the time of the calculation of the ECL as of June 30, 2025:

POSITIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2025	2.84%	8.39%	5.47%	0.00%	3.00%	4.19%	4.99%	9.01%
2026	3.94%	7.24%	5.91%	3.49%	3.32%	4.22%	8.18%	8.88%
2027	6.03%	6.74%	7.36%	3.72%	3.07%	4.81%	7.36%	8.59%
2028	6.94%	6.36%	7.68%	3.64%	2.95%	5.13%	6.30%	8.70%
2029	6.96%	6.08%	7.25%	3.57%	2.89%	5.17%	5.55%	8.87%
2030	6.40%	5.85%	6.16%	3.54%	2.82%	5.32%	5.52%	9.02%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2025	3.36%	6.18%	6.10%	5.93%	3.16%	8.97%
2026	3.94%	6.17%	7.25%	5.43%	4.42%	8.81%
2027	4.04%	6.03%	7.87%	4.85%	4.31%	8.51%
2028	3.87%	5.92%	7.55%	4.28%	4.33%	8.40%
2029	3.53%	5.83%	7.52%	3.86%	4.32%	8.46%
2030	3.42%	5.75%	7.40%	3.57%	4.40%	8.48%

ESTIMATE OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2025	2.48%	10.48%	5.16%	(0.45)%	3.02%	4.17%	3.49%	9.18%
2026	1.65%	10.23%	3.28%	1.24%	3.49%	4.25%	4.01%	9.95%
2027	1.85%	9.90%	2.33%	1.74%	3.32%	4.37%	4.17%	10.28%
2028	1.80%	9.60%	1.62%	1.87%	3.25%	4.45%	4.20%	10.48%
2029	1.80%	9.30%	1.41%	1.89%	3.20%	4.33%	3.96%	10.50%
2030	1.85%	9.00%	1.31%	1.91%	3.13%	4.34%	4.04%	10.50%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2025	3.12%	6.19%	5.47%	5.98%	2.25%	9.06%
2026	2.66%	6.26%	3.96%	5.70%	2.74%	9.23%
2027	2.60%	6.20%	2.99%	5.40%	2.93%	9.14%
2028	2.56%	6.16%	2.46%	5.03%	3.05%	9.16%
2029	2.32%	6.12%	2.51%	4.70%	3.08%	9.32%
2030	2.29%	6.07%	2.49%	4.43%	3.17%	9.42%

NEGATIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2025	2.11%	12.56%	4.85%	(0.84)%	3.04%	4.15%	2.71%	9.26%
2026	(0.42)%	13.19%	0.90%	(0.51)%	3.63%	4.25%	1.12%	10.62%
2027	(1.91)%	13.03%	(2.10)%	0.05%	3.54%	4.04%	1.70%	11.46%
2028	(2.94)%	12.82%	(3.78)%	0.38%	3.50%	3.89%	2.95%	11.70%
2029	(3.07)%	12.51%	(3.91)%	0.44%	3.47%	3.63%	3.19%	11.54%
2030	(2.45)%	12.13%	(3.12)%	0.47%	3.41%	3.52%	3.04%	11.43%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2025	2.07%	6.24%	4.35%	6.05%	1.20%	9.16%
2026	0.26%	6.47%	(0.46)%	6.09%	0.18%	9.83%
2027	0.42%	6.54%	(2.28)%	6.08%	0.98%	10.05%
2028	0.51%	6.58%	(2.72)%	5.87%	1.40%	10.24%
2029	0.38%	6.61%	(2.47)%	5.35%	1.52%	10.50%
2030	0.43%	6.62%	(2.34)%	5.31%	1.63%	10.69%
Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and the House Price Index have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact on the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.

Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued; or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD or probability of default and LGD or loss given default) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario. The variation (with a positive amount indicating a provision and a negative amount indicating a reversal) in the expected loss for the Group and the main portfolios and geographical areas as of June 30, 2025 and December 31, 2024, is shown below:

EXPECTED LOSS VARIATION AS OF JUNE 30, 2025

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies
-100 bps	178	161	16	1	33	24	9	118	114	3	7	5	2
+100 bps	(165)	(148)	(16)	(1)	(30)	(21)	(8)	(107)	(104)	(3)	(9)	(6)	(4)
Housing price
-100 bps						29
+100 bps						(28)

EXPECTED LOSS VARIATION AS OF DECEMBER 31, 2024

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies
-100 bps	153	135	17	1	28	20	8	74	72	2	32	27	5
+100 bps	(170)	(145)	(20)	(1)	(26)	(18)	(8)	(92)	(89)	(3)	(33)	(21)	(9)
Housing price
-100 bps						28
+100 bps						(27)
Estimation model and additional adjustments to expected losses measurement
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. Although these updates incorporate the best information available at any given time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or very recent events still under development. In this regard, to estimate expected losses, what is described in Note 7 of the 2024 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates and sensitivity to variations in key assumptions of macroeconomic scenarios.
In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including evaluation by the relevant Global Risk Management Committee (GRMC) out of all GRMC committees, as described in the general risk management and control model chapter of the 2024 Consolidated Financial Statements. As of December 31, 2024, the Group had recorded a €33 million adjustment in Spain, due to the damage caused by the Isolated Depression at High Levels (DANA by its acronym in Spanish) in different Spanish municipalities between October 28 and November 4, 2024. There was no significant variation in the adjustment during the six months ended June 30, 2025.
6.2.4 Loss allowances
Below are the changes in the six months ended June 30, 2025, and the year ended December 31, 2024 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances of financial assets at amortized cost:

CHANGES IN LOSS ALLOWANCES OF LOANS AND ADVANCES AT AMORTIZED COST (MILLIONS OF EUROS)

	June 2025	December 2024
Balance at the beginning of the period	(11,630)	(11,316)
Increase in loss allowances charged to income	(6,004)	(11,646)
Stage 1	(1,120)	(2,021)
Stage 2	(813)	(1,677)
Stage 3	(4,071)	(7,949)
Decrease in loss allowances charged to income	3,175	5,823
Stage 1	791	1,362
Stage 2	642	1,554
Stage 3	1,742	2,907
Transfer to written-off loans, exchange differences and other	2,814	5,509
Balance at the end of the period	(11,645)	(11,630)
6.3Liquidity and funding risk
Liquidity and funding management at BBVA is aimed at driving the sustained growth of the banking business, through access to a wide variety of alternative sources of funding and seeking optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high stability in each geographical area, representing close to 55% of the financing needs in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €125,581 million, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (“MPE”) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market based on their own credit rating). This strategy is intended to limit the spread of a liquidity crisis among the Group's different areas and ensure the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a liquidity position in every geographical area in which it operates, with ratios in excess of the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained above 100% during the first half of 2025 and stood at 140% as of June 30, 2025. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 169% in BBVA, S.A., 160% in Mexico and 144% in Turkey). Without considering this restriction, the Group's LCR ratio was 168%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 126% as of June 30, 2025.
The main wholesale financing transactions carried out by the BBVA Group during the first half of 2025 are listed below, including a relevant transaction formalized in July.

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
	Senior non-preferred	Jul-25	1,000	EUR	3.125%	_	Jul-30

In addition, in May 2025, BBVA redeemed early, in whole, a series of senior preferred notes issued in May 2023 with an aggregate principal amount of €1 billion; in March 2025, it redeemed in full a USD 1 billion of Contingent Convertible Preferred Securities (AT1) series issued in 2019; and, in January 2025, it redeemed early, in whole, a €1 billion Tier 2 series issued in January 2020. In addition, on June 25, 2025, BBVA announced that the Board of Directors of BBVA has approved an issue of an AT1 series for a maximum amount of €1.5 billion (pending execution as at 30 June 2025). The specific terms of this issue will be communicated by BBVA at the time it is decided, if applicable, to carry out its execution.
BBVA Mexico issued in February 2025 USD 1 billion of Tier 2 subordinated debt with a coupon of 7.625%, and maturity in February 2035 (with an early redemption date in February 2030). In March 2025, an issue was made in the local market for 15 billion Mexican pesos, in two tranches, the first, BBVAMX 25, was placed for a term of three and a half years with a variable rate of TIIE overnight funding plus 32 basis points, while the second tranche, BBVAMX 25-2, closed at a fixed rate of 9.67% for a term of seven years.
In the first half of 2025, Garanti BBVA issued a total of USD 1,628 million of short-term senior MTNs (Medium term notes) in order to roll over maturities and generate liquidity. In June 2025, it renewed a sustainable syndicated loan in two tranches: one of USD 95.75 million and €99.275 million with a term of 367 days, and another of USD 191.5 million and €36 million, with a term of 734 days. The total cost of the agreement is, with respect to the 367-day euro tranches, SOFR+1.60% for the U.S. dollars sub-tranche and Euribor +1.35% for the euro sub-tranche, and, with respect to the 734-day euro tranches, SOFR+2.00% for the U.S. dollars sub-tranche and Euribor +1.75% for the euro sub-tranche. In addition, on June 24, 2025, Garanti BBVA launched an offering of subordinated bonds with a 10.5 year maturity, an early redemption option at 5.5 years and an aggregate principal amount of USD 500 million. The operation, structured in accordance with Basel III, was offered to institutional investors abroad and was completed on July 1, 2025.
In the first half of 2025, BBVA Argentina issued senior debt in the local market, a market that gained depth throughout the period. A total of four senior issues were made in February 2025, in both Argentine pesos and U.S. dollars. A total of 67 billion Argentine pesos (7 and 12 months) and USD 37 million (6 and 12 months) were issued. Two issues were made in June 2025, one in Argentine pesos for an amount of 115 billion Argentine pesos at one year and another for an amount of USD 62 million also at one year. The aggregate euro equivalent of these issues was €216 million.
In April 2025, BBVA Colombia issued a subordinated biodiversity bond, subscribed by the International Finance Corporation (IFC), for an amount of USD 45 million.
7.Fair value of financial instruments
The criteria and valuation methods used to estimate the fair value of financial assets as of June 30, 2025 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2024.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2024.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2024.

7.1    Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value from the attached condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2025 and December 31, 2024:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. June 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	106,396	26,007	78,275	2,114
Derivatives		33,439	481	32,544	414
Equity instruments		6,744	6,535	158	52
Debt securities		27,796	18,991	8,195	609
Loans and advances		38,417	—	37,377	1,040
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,841	8,684	687	1,470
Equity instruments		9,822	8,384	36	1,402
Debt securities		599	300	291	8
Loans and advances to customers		419	—	360	60
Financial assets designated at fair value through profit or loss	11	980	979	—	—
Debt securities		980	979	—	—
Financial assets at fair value through other comprehensive income	12	58,182	50,347	5,988	1,847
Equity instruments		1,603	1,287	80	237
Debt securities		56,554	49,036	5,908	1,611
Loans and advances to credit institutions		25	25	—	—
Derivatives – Hedge accounting	14	902	—	895	7
LIABILITIES
Financial liabilities held for trading	9	82,995	13,611	67,531	1,853
Trading derivatives		31,640	592	29,918	1,131
Short positions		13,199	13,020	175	4
Deposits		38,156	—	37,438	718
Financial liabilities designated at fair value through profit or loss	11	16,061	—	14,693	1,367
Deposits from credit institutions		—
Customer deposits		903	—	903	—
Debt certificates issued		4,788	—	3,421	1,367
Other financial liabilities		10,369	—	10,369	—
Derivatives – Hedge accounting	14	2,135	—	2,111	24

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. December 2024 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	108,948	26,332	80,323	2,292
Derivatives		36,003	969	34,591	443
Equity instruments		6,760	6,602	76	83
Debt securities		27,955	18,762	8,438	756
Loans and advances		38,230	—	37,218	1,011
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,546	8,511	617	1,418
Equity instruments		9,782	8,309	107	1,365
Debt securities		407	202	173	31
Loans and advances to customers		358	—	336	21
Financial assets designated at fair value through profit or loss	11	836	774	62	—
Debt securities		836	774	62	—
Financial assets at fair value through other comprehensive income	12	59,002	50,354	7,515	1,133
Equity instruments		1,451	1,157	79	216
Debt securities		57,526	49,173	7,436	917
Loans and advances to credit institutions		25	25	—	—
Derivatives – Hedge accounting	14	1,158	—	1,158	—
LIABILITIES
Financial liabilities held for trading	9	86,591	14,308	71,072	1,211
Trading derivatives		33,059	1,118	31,400	541
Short positions		13,878	13,189	673	15
Deposits		39,654	—	38,999	656
Financial liabilities designated at fair value through profit or loss	11	14,952	—	12,865	2,087
Deposits from credit institutions		—	—	—	—
Customer deposits		934	—	934	—
Debt certificates issued		4,597	—	2,511	2,087
Other financial liabilities		9,420	—	9,420	—
Derivatives – Hedge accounting	14	2,503	—	2,480	23
7.2    Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2025 and December 31, 2024:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. June 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	40,017	40,017				40,017
Financial assets at amortized cost	13	523,662	36,208	55,896	26,532	405,291	523,927
Debt securities		63,923		55,896	6,593	1,086	63,575
Loans and advances		459,739	36,208	—	19,939	404,205	460,352
LIABILITIES
Financial liabilities at amortized cost	21	588,469	378,791	38,667	64,320	107,444	589,222
Deposits		497,931	360,056	—	37,096	100,736	497,887
Debt certificates issued		71,802		38,667	27,224	6,708	72,599
Other financial liabilities		18,736	18,736				18,736
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. December 31, 2024 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	51,145	51,145	—	—	—	51,145
Financial assets at amortized cost	13	502,400	32,615	50,771	24,157	394,496	502,039
Debt securities		59,014	—	50,771	6,589	921	58,281
Loans and advances		443,386	32,615	—	17,568	393,575	443,759
LIABILITIES
Financial liabilities at amortized cost	21	584,339	378,530	47,323	58,016	101,025	584,894
Deposits		496,720	360,777	—	37,647	98,038	496,461
Debt certificates issued		69,867	—	47,323	20,369	2,986	70,679
Other financial liabilities		17,753	17,753	—	—	—	17,753
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.
8.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the condensed consolidated balance sheets is as follows:

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (MILLIONS OF EUROS)

	June 2025	December 2024
Cash on hand	6,155	8,636
Cash balances at central banks ⁽¹⁾	26,657	35,306
Other demand deposits	7,205	7,202
Total	40,017	51,145
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.

9.Financial assets and liabilities held for trading
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
ASSETS
Derivatives		33,439	36,003
Equity instruments	6.2	6,744	6,760
Debt securities	6.2	27,796	27,955
Issued by central banks		665	768
Issued by public administrations		24,030	23,671
Issued by financial institutions		1,269	1,665
Other debt securities		1,832	1,852
Loans and advances	6.2	38,417	38,230
Loans and advances to central banks		908	556
Reverse repurchase agreement		908	556
Loans and advances to credit institutions		15,325	20,938
Reverse repurchase agreement		15,306	20,918
Loans and advances to customers		22,184	16,736
Reverse repurchase agreement		20,389	15,108
Total assets	7	106,396	108,948
LIABILITIES
Derivatives		31,640	33,059
Short positions		13,199	13,878
Deposits		38,156	39,654
Deposits from central banks		3,094	3,360
Repurchase agreement		3,094	3,360
Deposits from credit institutions		15,474	16,285
Repurchase agreement		15,153	15,994
Customer deposits		19,587	20,010
Repurchase agreement		19,527	19,913
Total liabilities	7	82,995	86,591
10.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Equity instruments	6.2	9,822	9,782
Debt securities	6.2	599	407
Loans and advances	6.2	419	358
Total	7	10,841	10,546

11.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
ASSETS
Debt securities	6.2 / 7	980	836
Total assets	7	980	836
LIABILITIES
Customer deposits		903	934
Debt certificates issued		4,788	4,597
Other financial liabilities: Unit-linked products		10,369	9,420
Total liabilities	7	16,061	14,952
12.Financial assets at fair value through other comprehensive income
12.1Breakdown of the balance
The breakdown of the balance of this heading of the condensed consolidated balance sheets by type of financial instruments is as follows:

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Equity instruments	6.2	1,603	1,451
Debt securities		56,554	57,526
Loans and advances to credit institutions	6.2	25	25
Total	7	58,182	59,002
Of which: loss allowances of debt securities		(57)	(112)
12.2Gains/losses
Changes in gains (losses)
The changes in the unrealized gains/losses (net of taxes) during the six months ended June 30, 2025 and in the year ended December 31, 2024 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the condensed consolidated balance sheets are as follows:

OTHER COMPREHENSIVE INCOME - CHANGES IN GAINS (LOSSES) (MILLIONS OF EUROS)

		Debt securities		Equity instruments
	Notes	June 2025	December 2024	June 2025	December 2024
Balance at the beginning		(576)	(357)	(905)	(1,112)
Valuation gains and losses		231	(568)	133	228
Amounts transferred to income		219	247
Amounts transferred to Reserves				2	—
Income tax and other		(131)	101	(10)	(20)
Balance at the end	27	(257)	(576)	(779)	(905)
13.Financial assets at amortized cost
13.1Breakdown of the balance
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

FINANCIAL ASSETS AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Debt securities		63,923	59,014
Loans and advances to central banks		8,725	8,255
Loans and advances to credit institutions		24,350	22,655
Loans and advances to customers		426,663	412,477
Government		26,220	22,111
Other financial corporations		19,389	17,497
Non-financial corporations		198,527	193,386
Other		182,528	179,483
Total	7	523,662	502,400
Of which: impaired assets of loans and advances to customers	6.2	14,131	14,211
Of which: loss allowances of loans and advances	6.2	(11,645)	(11,630)
Of which: loss allowances of debt securities		(50)	(57)
During the second quarter of 2025, the Group made a split payment corresponding to the new tax on the interest margin and commissions of certain financial entities (the “Interest Margin and Commission Tax”) for the year ended December 31, 2024, regulated by the Ninth Final Provision of Law 7/2024. However, given that such payment was made but considered undue with respect to such year under the existing legal framework as of June 30, 2025, an asset for the amount disbursed (€118 million) was recorded under the “Financial assets at amortized cost –Government” line item in the balance sheet.
13.2Loans and advances to customers
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	June 2025	December 2024
On demand and short notice	5,944	5,307
Credit card debt	26,915	27,720
Trade receivables	29,869	31,693
Finance leases	10,211	10,125
Reverse repurchase agreements	266	262
Other term loans	348,000	331,451
Advances that are not loans	5,459	5,919
Total	426,663	412,477
14.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

DERIVATIVES — HEDGE ACCOUNTING AND FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK (MILLIONS OF EUROS)

	June 2025	December 2024
ASSETS
Derivatives - Hedge accounting	902	1,158
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(57)	(65)
LIABILITIES
Derivatives - Hedge accounting	2,135	2,503
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—
15.Investments in joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the condensed consolidated balance sheets is as follows:

JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	June 2025	December 2024
Joint ventures	97	94
Associates	901	895
Total	998	989
16.Tangible assets
The breakdown of the balance and changes of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

TANGIBLE ASSETS. BREAKDOWN BY TYPE (MILLIONS OF EUROS)

	June 2025	December 2024
Property, plant and equipment	8,967	9,506
For own use	8,139	8,501
Land and buildings	6,297	6,475
Work in progress	69	155
Furniture, fixtures and vehicles	6,768	6,848
Right to use assets	2,489	2,439
Accumulated depreciation	(7,345)	(7,276)
Impairment	(138)	(140)
Leased out under an operating lease	828	1,004
Assets leased out under an operating lease	1,006	1,158
Accumulated depreciation	(177)	(153)
Investment property	246	253
Building rental	228	240
Other	1	1
Right to use assets	259	251
Accumulated depreciation	(128)	(118)
Impairment	(114)	(121)
Total	9,213	9,759
17.Intangible assets
17.1Goodwill
The breakdown of the balance under this heading in the condensed consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

GOODWILL. BREAKDOWN BY CGU AND CHANGES OF THE YEAR / PERIOD (MILLIONS OF EUROS)

	Mexico	Colombia	Chile	Other	Total
Balance as of December 31, 2023	623	143	24	5	795
Additions	—	—	—	—	—
Exchange difference	(82)	(11)	(1)	(1)	(95)
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Other	—	—	—	—	—
Balance as of December 31, 2024	541	132	23	4	700
Additions	—	—	—	—	—
Exchange difference	(13)	(5)	(1)	—	(20)
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Other	—	—	—	—	—
Balance as of June 30, 2025	528	127	21	4	680
Goodwill
As of June 30, 2025 and December 31, 2024, the principal amount of the goodwill relates to the CGU of Mexico for an amount of €528 million and €541 million, respectively.

Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements for the year 2024, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the six months ended June 30, 2025, no indicators of impairment have been identified in any CGU.
17.2Other intangible assets
The breakdown of the balance and changes of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

OTHER INTANGIBLE ASSETS (MILLIONS OF EUROS)

	June 2025	December 2024
Computer software acquisition expense	1,857	1,764
Other intangible assets with an infinite useful life	8	9
Other intangible assets with a definite useful life	17	17
Total	1,883	1,790

18.Tax assets and liabilities
18.1Consolidated tax group
Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.
The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.
18.2Current and deferred taxes
The balance under the heading "Tax assets" in the condensed consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

TAX ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	June 2025	December 2024
Tax assets
Current tax assets	3,412	4,295
Deferred tax assets	14,080	14,354
Total	17,492	18,650
Tax liabilities
Current tax liabilities	1,206	575
Deferred tax liabilities	2,565	2,458
Total	3,771	3,033

As of June 30, 2025, current tax liabilities include approximately €150 million corresponding to the accrual corresponding to the first half of 2025 of the Interest Margin and Commission Tax regulated by the Ninth Final Provision of Law 7/2024.
The evolution of the Group's deferred tax assets during the period was influenced by the estimated result of the tax inspection process of the BBVA consolidated tax group in Spain, covering the years 2017 to 2020, with respect to the main applicable taxes, as well as by the Group reassessment of the coverage needs for the identified tax risks.
Additionally, certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded were first recognized in the current period. This decision was based on the ability and acceleration observed in the process of absorbing these assets, a solid track record of recent historical results —including for the current 2025 financial year—, the Group's sustained capacity to generate value, and profit projections that support their recognition, in accordance with the disclosures of the Note 19 to the consolidated financial statements for the year ended December 31, 2024.
All of the above had a net positive impact on the estimated effective tax rate, which stood at 31.2% as of June 30, 2025 (31.4% as of December 31, 2024).
19.Other assets and liabilities
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

OTHER ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	June 2025	December 2024
ASSETS
Inventories	1,305	1,299
Transactions in progress	30	482
Accruals	2,086	1,862
Other items	1,388	1,881
Total	4,810	5,525
LIABILITIES
Transactions in progress	365	306
Accruals	2,840	3,066
Other items	3,467	1,997
Total	6,672	5,370
20.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale” in the condensed consolidated balance sheets, broken down by the origin of the assets, is as follows:

NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE. BREAKDOWN BY ITEMS (MILLIONS OF EUROS)

	June 2025	December 2024
ASSETS
Foreclosures and recoveries	779	847
Other assets from tangible assets	546	618
Companies held for sale	55	55
Accrued amortization ⁽¹⁾	(49)	(46)
Impairment losses	(555)	(645)
Total	776	828
LIABILITIES
Companies held for sale	—	—
Total	—	—
(1) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
21.Financial liabilities at amortized cost
21.1Breakdown of the balance
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

FINANCIAL LIABILITIES AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Deposits		497,931	496,720
Deposits from central banks		15,485	14,668
Demand deposits		906	657
Time deposits and other		7,558	6,369
Repurchase agreements		7,021	7,642
Deposits from credit institutions		34,429	34,406
Demand deposits		6,377	6,977
Time deposits and other		15,470	15,049
Repurchase agreements		12,582	12,380
Customer deposits		448,018	447,646
Demand deposits		332,549	331,780
Time deposits and other		103,763	106,658
Repurchase agreements		11,706	9,208
Debt certificates issued		71,802	69,867
Other financial liabilities		18,736	17,753
Total	7	588,469	584,339
21.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

DEPOSITS FROM CREDIT INSTITUTIONS (MILLIONS OF EUROS)

	Demand deposits	Time deposits and others ⁽¹⁾	Repurchase agreements	Total
June 2025
Spain	1,057	3,308	2,664	7,029
Mexico	618	1,071	—	1,689
Turkey	28	864	2	894
South America	444	2,394	36	2,875
Rest of Europe	2,906	3,469	9,855	16,230
Rest of the world	1,324	4,363	25	5,712
Total	6,377	15,470	12,582	34,429
December 2024
Spain	1,039	3,116	538	4,693
Mexico	973	981	231	2,185
Turkey	158	2,002	2	2,162
South America	577	2,387	—	2,963
Rest of Europe	2,942	3,313	11,578	17,832
Rest of the world	1,289	3,250	31	4,570
Total	6,977	15,049	12,380	34,406
(1) Subordinated deposits are included amounting to €103 million and €48 million as of June 30, 2025 and December 31, 2024, respectively.
21.3Customer deposits
The breakdown by geographical area and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

CUSTOMER DEPOSITS (MILLIONS OF EUROS)

	Demand deposits	Time deposits and others	Repurchase agreements	Total
June 2025
Spain	185,716	21,775	9,562	217,053
Mexico	71,000	15,108	2	86,111
Turkey	24,644	23,360	1,129	49,133
South America	29,772	21,105	—	50,877
Rest of Europe	18,392	17,437	1,013	36,841
Rest of the world	3,025	4,978	—	8,003
Total	332,549	103,763	11,706	448,018
December 2024
Spain	186,489	22,501	6,474	215,464
Mexico	70,133	14,319	987	85,439
Turkey	23,228	25,388	652	49,267
South America	32,443	20,232	—	52,675
Rest of Europe	17,170	17,613	1,095	35,878
Rest of the world	2,318	6,605	—	8,922
Total	331,780	106,658	9,208	447,646
21.4Debt certificates
The breakdown of the balance under this heading, by type of financial instrument and by currency, is as follows:

DEBT CERTIFICATES ISSUED (MILLIONS OF EUROS)

	June 2025	December 2024
In Euros	39,358	37,118
Promissory bills and notes	5,170	1,360
Non-convertible bonds and debentures	15,041	17,788
Covered bonds	3,371	5,825
Hybrid financial instruments ⁽¹⁾	810	519
Securitization bonds	3,114	2,201
Wholesale funding	3,425	1,030
Subordinated liabilities	8,427	8,395
Convertible perpetual certificates	2,750	2,750
Other non-convertible subordinated liabilities	5,677	5,645
In foreign currencies	32,444	32,748
Promissory bills and notes	1,734	2,962
Non-convertible bonds and debentures	13,265	12,136
Covered bonds	97	95
Hybrid financial instruments ⁽¹⁾	5,876	5,327
Securitization bonds	—	—
Wholesale funding	772	1,067
Subordinated liabilities	10,700	11,161
Convertible perpetual certificates	2,560	2,888
Other non-convertible subordinated liabilities	8,140	8,273
Total	71,802	69,867
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
21.5Other financial liabilities
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

OTHER FINANCIAL LIABILITIES (MILLIONS OF EUROS)

	June 2025	December 2024
Lease liabilities	1,436	1,467
Creditors for other financial liabilities	4,524	4,859
Collection accounts	5,954	3,693
Creditors for other payment obligations	6,822	7,734
Total	18,736	17,753
22.Assets and liabilities under insurance and reinsurance contracts
As of June 30, 2025 and December 31, 2024, the balance under the heading "Insurance and reinsurance assets" amounted to €199 million and €191 million, respectively.
The breakdown of the condensed balance under the heading “Liabilities under insurance and reinsurance contracts” is as follows:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	June 2025	December 2024
Liabilities for remaining coverage	10,398	9,835
Liabilities for incurred claims	1,129	1,146
Total	11,527	10,981

23.Provisions
The breakdown of the balance under this heading in the condensed consolidated balance sheets, based on type of provisions, is as follows:

PROVISIONS. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Provisions for pensions and similar obligations		2,354	2,348
Other long term employee benefits		354	384
Provisions for taxes and other legal contingencies	6.1	761	791
Commitments and guarantees given	30	613	667
Other provisions ⁽¹⁾		377	429
Total		4,458	4,619
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.
On the basis of the information available, the Group considers that, at June 30, 2025, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
24.Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement. During the first half of 2025, there were no significant changes in the Group's post-employment commitments.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT IMPACT (MILLIONS OF EUROS)

	Notes	June 2025	June 2024
Interest income and expense		60	71
Personnel expense		100	117
Defined contribution plan expense	38.1	72	86
Defined benefit plan expense	38.1	28	31
Provisions or reversal of provisions	40	3	3
Total expense (income)		163	191

25.Capital
As of June 30, 2025 and December 31, 2024 BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.
As of such dates, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
26.Retained earnings and other reserves
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

RETAINED EARNINGS AND OTHER RESERVES (MILLIONS OF EUROS)

	June 2025	December 2024
Retained earnings	46,528	40,693
Other reserves	1,805	1,814
Total	48,334	42,507
27.Accumulated other comprehensive income
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Items that will not be reclassified to profit or loss		(2,075)	(1,988)
Actuarial gains (losses) on defined benefit pension plans		(1,230)	(1,067)
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.2	(779)	(905)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(66)	(17)
Items that may be reclassified to profit or loss		(16,821)	(15,232)
Hedge of net investments in foreign operations (effective portion)		(2,459)	(2,329)
Mexican peso		(2,817)	(2,697)
Turkish lira		378	394
Other exchanges		(20)	(25)
Foreign currency translation		(14,444)	(12,702)
Mexican peso		(4,142)	(3,644)
Turkish lira		(6,591)	(5,835)
Argentine peso		(727)	(555)
Venezuela Bolívar		(1,903)	(1,865)
Other exchanges		(1,081)	(803)
Hedging derivatives. Cash flow hedges (effective portion)		346	370
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.2	(257)	(576)
Hedging instruments (non-designated items)		(3)	—
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		(5)	5
Total		(18,896)	(17,220)
The balances recognized under these headings are presented net of tax.
28.Non-controlling interests
The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interests)” of the condensed consolidated balance sheets is as follows:

MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	June 2025	December 2024
Garanti BBVA	1,210	1,351
BBVA Peru	1,738	1,779
BBVA Argentina	735	843
BBVA Colombia	46	60
BBVA Venezuela	139	134
Other entities	191	191
Total	4,059	4,359
These amounts are broken down by groups of consolidated entities under the heading “Profit (Loss) - Attributable to minority interests (non-controlling interests)” in the condensed consolidated income statement:

PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	June 2025	June 2024
Garanti BBVA	78	64
BBVA Peru	174	128
BBVA Argentina	48	61
BBVA Colombia	1	—
BBVA Venezuela	41	5
Other entities	10	3
Total	351	261
29.Capital base and capital management
The eligible capital instruments and the risk-weighted assets (hereinafter "RWA") of the Group are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2025 and December 31, 2024:

CAPITAL RATIOS

	June 2025 ⁽¹⁾	December 2024
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	51,634	50,799
Eligible Additional Tier 1 capital (millions of Euros) (b)	5,489	6,023
Eligible Tier 2 capital (millions of Euros) (c)	11,480	9,858
Risk Weighted Assets (millions of Euros) (d)	387,051	394,468
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	13.34%	12.88%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.42%	1.52%
Tier 1 capital ratio (Tier 1) (A)+(B)	14.76%	14.40%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.97%	2.50%
Total capital ratio (A)+(B)+(C)	17.72%	16.90%
(1) Provisional data.

The BBVA Group's earnings have contributed to achieving a consolidated CET1 ratio of 13.34% as of June 30, 2025, which allows maintaining a management buffer over the Group's CET1 requirement as of that date (9.12%4), and which is also above the Group's target management range of 11.5 - 12.0% CET1.
Fully-loaded risk-weighted assets decreased in the first half of the year by €7,417 million, mainly as a result of the evolution of exchange rates (depreciation against the euro of the currencies of the main countries where the Group operates), partially offset by the increase in credit lending, mainly in Spain and Turkey.
The consolidated additional Tier 1 (AT1) capital ratio stood at 1.42% as of June 30, 2025, 10 basis points lower than as of December 31, 2024. In this period, BBVA, S.A. completed an issuance for an amount of €1,000 million of Contingent Convertible instruments (CoCos) in January 2025. In addition, in March 2025, the call for redemption of another issuance of Contingent Convertible instruments for a total amount of €1,000 million was made.
The consolidated Tier 2 ratio stood at 2.97% as of June 30, 2025 which represents an increase of 47 basis points compared to December 31, 2024, mainly due to the issuance of a subordinated bond in Spain for €1,000 million in February 2025, and, to a lesser extent, the issuance in Mexico of subordinated debt for an amount of $1,000 million also in February.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.72% as of June 30, 2025.
4 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.

The breakdown of the leverage ratio as of June 30, 2025 and December 31, 2024, calculated according to CRR (Capital Requirements Regulation), is as follows:

LEVERAGE RATIO

	June 2025 ⁽¹⁾	December 2024
Tier 1 (millions of Euros) (a)	57,123	56,822
Exposure to leverage ratio (millions of Euros) (b)	824,769	834,488
Leverage ratio (a)/(b) (percentage)	6.93%	6.81%
(1) Provisional data.

As of June 30, 2025, the leverage ratio stood at 6.93%. It is worth highlighting the reduction in exposure (around €10,000 million), due to the decrease in off-balance sheet exposure, as a result of the entry into force of CRR III, and the reduction of the deposits at central banks. In addition, there was an increase of approximately €300 million in Tier 1 capital, mainly due to the generation of results. Both effects together led to an increase of 12 basis points compared to December 31, 2024 (6.81%).
On June 12, 2025 the Group made public that it had received a communication from the Bank of Spain regarding its MREL5 requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from June 12, 2025, an MREL in RWA of 23.13%6. In addition, BBVA must reach, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of, at least, 8.59% (the “MREL in LR”)7. These requirements do not include the current combined capital requirement, which, according to current regulations and supervisory criteria, is 3.65%8.
With respect to the MREL ratios9 achieved as of June 30, 2025, these were 31.55% and 12.03%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of 26.64% and 10.16%, respectively. Given the structure of the resolution group's own funds and eligible liabilities, as of June 30, 2025, the Group meets the aforementioned requirements.
30.Commitments and guarantees given
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:
5 Minimum Requirement for Own Funds and Eligible Liabilities.
6 The subordinated requirement in RWA is 13.50%.
7 The subordinated requirement in LR is 5.66%.
8 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.
9 Calculated at subconsolidated level according to the resolution strategy MPE of the BBVA Group, established by the SRB. The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group.

COMMITMENTS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	Notes	June 2025	December 2024
Loan commitments given	6.2.1	211,381	188,515
Of which: impaired		159	160
Central banks		69	254
General governments		3,019	3,247
Credit institutions		27,926	13,441
Other financial corporations		11,848	8,656
Non-financial corporations		82,963	82,891
Households		85,556	80,026
Financial guarantees given	6.2.1	22,273	22,503
Of which: impaired ⁽¹⁾		143	192
Central banks		—	—
General governments		152	183
Credit institutions		679	636
Other financial corporations		908	2,843
Non-financial corporations		20,305	18,724
Households		229	116
Other commitments given	6.2.1	60,682	51,215
Of which: impaired ⁽¹⁾		351	439
Central banks		470	—
General governments		332	354
Credit institutions		13,310	6,447
Other financial corporations		4,090	3,256
Non-financial corporations		42,249	41,005
Households		231	153
Total	6.2.1	294,337	262,233
(1) Impaired financial guarantees given amounted to €494 million and €631 million, respectively, as of June 30, 2025 and December 31, 2024, respectively.
As of June 30, 2025 and December 31, 2024, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €375 million, €109 million and €129 million; and €372 million, €140 million and €155 million, respectively (see Note 23).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
31.Other contingent assets and liabilities
As of June 30, 2025 and December 31, 2024, there were no material contingent assets or liabilities other than those disclosed in these Notes.
32.Net interest income
32.1Interest and other income
The breakdown of the interest and other income recognized in the condensed consolidated income statement is as follows:

INTEREST AND OTHER INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2025	June 2024
Financial assets designated at fair value through profit or loss	2,614	3,250
Financial assets at fair value through other comprehensive income	1,659	2,138
Financial assets at amortized cost ⁽¹⁾	23,679	24,832
Adjustments of income as a result of hedging transactions	389	339
Other income	128	120
Total	28,468	30,680
Of which: insurance activity	689	696
(1) Includes interest on demand deposits at central banks and credit institutions.
32.2Interest expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

INTEREST EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2025	June 2024
Financial liabilities designated at fair value through profit or loss	2,058	2,985
Financial liabilities at amortized cost	12,975	13,470
Adjustments of expense as a result of hedging transactions	280	674
Cost attributable to pension funds	119	113
Other expense	429	445
Total	15,861	17,687
Of which: insurance activity	478	488
33.Dividend income
The balances for this heading in the condensed consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method, as per the breakdown below:

DIVIDEND INCOME (MILLIONS OF EUROS)

	June 2025	June 2024
Non-trading financial assets mandatorily at fair value through profit or loss	9	9
Financial assets at fair value through other comprehensive income	67	66
Total	76	76
34.Fee and commission income and expense
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

FEE AND COMMISSION INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2025	June 2024
Bills receivables	10	10
Demand accounts	157	150
Credit and debit cards and POS	3,433	3,273
Checks	71	86
Transfers and other payment orders	464	455
Insurance product commissions	257	224
Loan commitments given	173	169
Other commitments and financial guarantees given	264	258
Asset management	864	793
Securities fees	196	184
Custody securities	107	105
Other fees and commissions	519	441
Total	6,514	6,149
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

FEE AND COMMISSION EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2025	June 2024
Demand accounts	4	3
Credit and debit cards and POS	1,696	1,630
Transfers and other payment orders	81	80
Commissions for selling insurance	27	27
Custody securities	45	42
Other fees and commissions	651	524
Total	2,503	2,307
35.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under these headings, by source of the related items, in the condensed consolidated income statements is as follows:

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES, HEDGE ACCOUNTING AND EXCHANGE DIFFERENCES, NET (MILLIONS OF EUROS)

	June 2025	June 2024
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	193	128
Financial assets at amortized cost	30	9
Other financial assets and liabilities	163	119
Gains (losses) on financial assets and liabilities held for trading, net	1,151	991
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,151	991
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	188	53
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	188	53
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	29	219
Gains (losses) from hedge accounting, net	(7)	98
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	1,554	1,489
Exchange differences, net	(123)	398
Total	1,431	1,886
The breakdown of the balance (excluding exchange rate differences) under this heading in the income statements by the nature of financial instrument is as follows:

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AND HEDGE ACCOUNTING. BREAKDOWN BY NATURE OF THE FINANCIAL INSTRUMENT (MILLIONS OF EUROS)

	June 2025	June 2024
Debt instruments	368	73
Equity instruments	884	289
Trading derivatives and hedge accounting	(363)	(17)
Loans and advances to customers	30	256
Customer deposits	(19)	(17)
Other	654	906
Total	1,554	1,489
36.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the condensed consolidated income statements is as follows:

OTHER OPERATING INCOME (MILLIONS OF EUROS)

	June 2025	June 2024
Gains from sales of non-financial services	178	157
Other operating income	173	153
Total	351	310
The breakdown of the balance under the heading “Other operating expense” in the condensed consolidated income statements is as follows:

OTHER OPERATING EXPENSE (MILLIONS OF EUROS)

	June 2025	June 2024
Change in inventories	62	70
Contributions to guaranteed banks deposits funds	318	314
Hyperinflation adjustment ⁽¹⁾	319	1,214
Other operating expense ⁽²⁾	529	817
Total	1,228	2,415
(1) In the six months ended June 30, 2025, it includes €211 million due to Argentina and €76 million due to Turkey. In June 2024, it included €1,020 million due to Argentina and €190 million due to Turkey.
(2) In the six months ended June 30, 2024, it included €285 million corresponding to the estimated total annual amount of the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.
37.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the condensed consolidated income statements is as follows:

INCOME AND EXPENSE FROM INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	June 2025	June 2024
Income from insurance and reinsurance contracts	1,866	1,800
Expense from insurance and reinsurance contracts	(1,109)	(1,066)
Total	757	734
38.Administration costs
38.1Personnel expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

PERSONNEL EXPENSE (MILLIONS OF EUROS)

	Notes	June 2025	June 2024
Wages and salaries		2,768	2,731
Social security costs		528	486
Defined contribution plan expense	24	72	86
Defined benefit plan expense	24	28	31
Other personnel expense		297	300
Total		3,693	3,633
38.2Other administrative expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

OTHER ADMINISTRATIVE EXPENSE. BREAKDOWN BY MAIN CONCEPTS (MILLIONS OF EUROS)

	June 2025	June 2024
Technology and systems	874	881
Communications	125	132
Advertising	251	199
Property, fixtures and materials	277	284
Taxes other than income tax ⁽¹⁾	60	260
Surveillance and cash courier services	130	125
Other expense	628	587
Total	2,345	2,467
(1) The variation is mainly explained by the recognition of lower expense corresponding to the value added tax in BBVA, S.A. following the upward re-estimation of such tax, applied pro-rata in previous periods and in 2025.
39.Depreciation and amortization
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

DEPRECIATION AND AMORTIZATION (MILLIONS OF EUROS)

	June 2025	June 2024
Tangible assets	466	483
For own use	298	308
Right-of-use assets	166	173
Investment properties and other	2	2
Intangible assets	283	276
Total	749	759
40.Provisions or reversal of provisions
In the six months ended June 30, 2025 and 2024 the net provisions recognized in this condensed income statement line item were as follows:

PROVISIONS OR REVERSAL OF PROVISIONS (MILLIONS OF EUROS)

	Notes	June 2025	June 2024
Pensions and other post-employment defined benefit obligations	24	3	3
Commitments and guarantees given		0	(110)
Pending legal issues and tax litigation		105	104
Other provisions		25	41
Total		133	38
41.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the condensed consolidated income statements is as follows:

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS OR NET GAINS BY MODIFICATION (MILLIONS OF EUROS)

	June 2025	June 2024
Financial assets at fair value through other comprehensive income - debt securities	(33)	59
Financial assets at amortized cost	2,794	2,781
Of which: recovery of written-off assets by cash collection	(228)	(211)
Total	2,761	2,839
42.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a reversal of impairment of €32 million for the six months ended June 30, 2025 while for the six months ended June 30, 2024 it included a reversal of impairment of €52 million corresponding to investments in associates.
43.    Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the condensed consolidated income statements are as follows:

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS (MILLIONS OF EUROS)

	June 2025	June 2024
Tangible assets	—	(45)
Intangible assets	4	11
Others	—	5
Total	5	(30)
44.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

GAINS (LOSSES) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS (MILLIONS OF EUROS)

	June 2025	June 2024
Gains on sale of real estate	37	20
Impairment of non-current assets held for sale	—	(29)
Total	37	(10)
45.    Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2025 and December 31, 2024, the transactions with related parties are the following:

45.1    Transactions with significant shareholders
As of June 30, 2025 and December 31, 2024 there were no shareholders with significant influence.
45.2    Transactions with entities related to BBVA Group
The balances of the main captions in the condensed consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

BALANCES ARISING FROM TRANSACTIONS WITH ENTITIES RELATED TO THE GROUP (MILLIONS OF EUROS)

	June 2025	December 2024
Assets
Loans and advances to credit institutions	28	13
Loans and advances to customers	562	639
Debt securities	2	4
Liabilities
Deposits from credit institutions	2	1
Customer deposits	89	160
Memorandum accounts
Financial guarantees given	200	171
Other commitments given	686	784
Loan commitments given	117	117
The balances of the main aggregates in the condensed consolidated income statements resulting from transactions with associates and joint venture entities are as follows:

BALANCES OF CONSOLIDATED INCOME STATEMENT ARISING FROM TRANSACTIONS WITH ENTITIES RELATED TO THE GROUP (MILLIONS OF EUROS)

	June 2025	June 2024
Income statement
Interest and other income	14	21
Interest expense	1	3
Fee and commission income	3	2
Fee and commission expense	14	26
There were no other material effects in the Consolidated Financial Statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated financial statements of 2024) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated financial statements of 2024) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the Consolidated Financial Statements.
45.3    Transactions with members of the Board of Directors and Senior Management
The transactions entered into between BBVA or its Group companies with members of the Board of Directors and Senior Management of the Bank or their related parties were within the scope of the ordinary course of business of the Bank and were immaterial, defined as transactions the disclosure of which is not necessary to present a true and fair view of the Bank's equity, financial position and results, and were concluded on normal markets terms or on terms applicable to the rest of employees.
The amount and nature of the main transactions carried out with members of the Board of Directors and Senior Management of the Bank, or their respective related parties, are shown below.

BALANCE (THOUSANDS OF EUROS)

	June 30, 2025				December 31, 2024
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	1,865	200	6,029	385	2,176	210	4,664	688
Bank guarantees			10		—	—	10	—
(1) Excluding executive directors.
Information on the remuneration and other benefits of the Board of Directors and members of the Bank's Senior Management is provided in Note 46.
46.    Remuneration and other benefits of the Board of Directors and members of the Bank's Senior Management
Note 54 to the consolidated financial statements of the BBVA Group, for the year ended December 31, 2024, includes detailed information on the remuneration and other benefits corresponding to the members of the Board of Directors and of the Bank's Senior Management, including the description of the policy and remuneration system applicable to them, and information regarding the conditions to be met in order for remuneration and other benefits for said financial year to become payable. The information on the remuneration and other benefits of the members of the Board of Directors and Senior Management of the Bank for the first half of the financial years 2025 and 2024 is detailed below.
Remuneration of non-executive directors
The remuneration of non-executive directors for the first half of the 2025 and 2024 financial years is as follows, individually and by remuneration item:

REMUNERATION OF NON-EXECUTIVE DIRECTORS (THOUSANDS OF EUROS) (1)

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (2)	Total
									June 2025	June 2024
José Miguel Andrés Torrecillas	64	83	83	—	—	58	—	25	313	313
Jaime Caruana Lacorte	64	83	—	53	—	23	—	—	224	231
Enrique Casanueva Nárdiz (3)	64	—	33	53	—	—	—	—	151	72
Sonia Dulá	64	—	33	53	—	—	—	—	151	151
Raúl Galamba de Oliveira	64	—	—	107	—	23	21	40	256	256
Belén Garijo López	64	83	—	—	—	23	—	—	171	207
Connie Hedegaard Koksbang	64	—	33	—	—	—	—	—	98	98
Lourdes Máiz Carro	64	—	33	—	21	—	—	—	119	119
Cristina de Parias Halcón (4)	64	—	—	—	—	23	21	—	109	58
Ana Peralta Moreno	64	—	33	—	21	—	—	—	119	119
Ana Revenga Shanklin	64	—	—	53	54	—	21	—	193	171
Carlos Salazar Lomelín (5)	64	—	—	—	21	—	—	—	86	86
Jan Verplancke	64	—	—	—	21	—	21	—	107	107
Total (6)	837	250	249	321	139	150	86	65	2,096	1,987
(1) Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was last modified on April 26, 2024.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Director appointed by the General Shareholders’ Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(4) Director appointed by the General Shareholders’ Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year. Likewise, in the first half of the 2025 and 2024 financial years, she was paid €30 thousand and 7,593 BBVA shares and €56 thousand and 14,697 BBVA shares, respectively, corresponding to deferred variable remuneration accrued in the 2018 and 2019 financial years in her former position as a member of BBVA’s Senior Management.
(5) In addition, Carlos Salazar Lomelín received €77 thousand and €65 thousand in the first half of the 2025 and 2024 financial years, respectively, in attendance fees for meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and the strategy forum of BBVA México, S.A.
(6) The total amount reported for the first half of financial year 2024 does not include amounts corresponding to the positions on the Board and on the various Committees received by José Maldonado Ramos and Juan Pi Llorens, who ceased to hold office on March 15, 2024, and whose remuneration for those items in 2024 amounted to €85 thousand and €81 thousand, respectively.

Likewise, in the first half of the financial years 2025 and 2024, €99 thousand and €112 thousand, respectively, were paid out in insurance premiums for non-executive directors.

REMUNERATION SYSTEM WITH DEFERRED DELIVERY OF SHARES FOR NON-EXECUTIVE DIRECTORS

During the first half of the 2025 and 2024 financial years, the following theoretical shares derived from the remuneration system with deferred delivery of shares have been allocated to the non-executive directors, in an amount equivalent to 20% of the total annual fixed allowance in cash received by each of them in the 2024 and 2023 financial years, respectively. The BBVA shares, in a number equivalent to the theoretical shares accumulated by each non-executive director, will be delivered to each beneficiary, where applicable, after the end of their respective term of office as a director for any reason other than serious dereliction of their duties.

	June 2025		June 2024
	Theoretical shares allocated (1)	Theoretical shares accumulated at June 30	Theoretical shares allocated (1)	Theoretical shares accumulated at June 30
José Miguel Andrés Torrecillas	10,930	158,385	13,407	147,455
Jaime Caruana Lacorte	7,959	114,269	11,350	106,310
Enrique Casanueva Nárdiz (2)	3,894	3,894	—	—
Sonia Dulá	5,279	10,321	5,042	5,042
Raúl Galamba de Oliveira	8,944	49,135	10,423	40,191
Belén Garijo López	6,598	117,191	9,401	110,593
Connie Hedegaard Koksbang	3,410	10,587	3,914	7,177
Lourdes Máiz Carro	4,159	81,136	5,384	76,977
Cristina de Parias Halcón (2)	2,915	2,915	—	—
Ana Peralta Moreno	4,159	51,872	5,384	47,713
Ana Revenga Shanklin	6,364	37,525	6,947	31,161
Carlos Salazar Lomelín	2,998	24,010	3,882	21,012
Jan Verplancke	3,747	44,370	4,851	40,623
Total (3)	71,356	705,610	79,985	634,254
(1) The number of theoretical shares allocated has been calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the General Meetings of March 21, 2025 and March 15, 2024 which were €11.45 and €8.84 per share, respectively.
(2) Directors appointed by the General Meeting held on March 15, 2024, therefore the allocation of theoretical shares was made for the first time in 2025.
(3) The total number of theoretical shares allocated during the first half of the 2024 financial year does not include the 7,735 and 8,157 theoretical shares allocated to José Maldonado Ramos and Juan Pi Llorens, respectively, whose terms of office ended on March 15, 2024 and who after leaving office, in application of the system, received a total of 154,609 and 156,699 BBVA shares, respectively, which is equivalent to the total theoretical shares accumulated up to that date by each of them.

Remuneration of executive directors
The remuneration of executive directors for the first half of the 2025 and 2024 financial years is as follows, individually and by remuneration item:

ANNUAL FIXED REMUNERATION (THOUSANDS OF EUROS)

	June 2025	June 2024
Chair	1,462	1,462
Chief Executive Officer	1,090	1,090
Total	2,551	2,551
In accordance with the conditions established in the BBVA Directors’ Remuneration Policy and contractually, during the first half of 2025 and 2024, the Chair received, in each period, the amount of €20 thousand in fixed allowances corresponding to vehicle leasing and others. Meanwhile, the Chief Executive Officer received, in each period, the fixed amounts of €327 thousand as "cash in lieu of pension" (equivalent to 30% of his Annual Fixed Remuneration) and €300 thousand as a mobility allowance.

REMUNERATION IN KIND (THOUSANDS OF EUROS)
In addition, during the first half of 2025 and 2024, in-kind remuneration has been paid to the executive directors, including insurance premiums and others, amounting to €111 thousand and €138 thousand, respectively, in the case of the Chair and €102 thousand and €123 thousand, respectively, in the case of the Chief Executive Officer.

ANNUAL VARIABLE REMUNERATION (THOUSANDS OF EUROS)
The accrual and award of the Annual Variable Remuneration ("AVR"), which consists of two components, a Short-Term Incentive (“STI”) and a Long-Term Incentive ("LTI"), occurs, where applicable, after the end of the corresponding financial year, and therefore no amounts corresponding to the first half of 2025 and 2024 are included in the information shown herein.
The amount of the AVR for the 2025 financial year will be determined in 2026 and, if the applicable conditions are met, the Upfront Portion (maximum 40%) will be paid in the first half of 2026. All of this would be done in accordance with the rules and conditions applicable to the AVR set out in the BBVA Directors’ Remuneration Policy approved by the General Meeting on March 17, 2023.
In the first half of the 2025 financial year, the executive directors were awarded the AVR for the 2024 financial year, which includes an STI amounting to €2,871 thousand in the case of the Chair and €2,147 thousand in the case of the Chief Executive Officer.
Likewise, as part of the AVR for financial year 2024, the executive directors have accrued the right to an LTI for a maximum theoretical amount of €1,929 thousand in the case of the Chair and €1,443 thousand in the case of the Chief Executive Officer, which is equivalent, in both cases, to 150% of their Target LTI. Once the measurement period for the long-term indicators established for its calculation has ended (at 2027 year-end), the final amount thereof will be determined, which may range from 0% to 150% of the Target LTI. Therefore, if 100% of the pre-established targets are achieved, this incentive will amount to €1,286 thousand in the case of the Chair and €962 thousand in the case of the Chief Executive Officer.
In accordance with the provisions of the BBVA Directors’ Remuneration Policy, in the first half of 2025 financial year, executive directors received the Upfront Portion of the AVR for the 2024 financial year, in equal parts cash and BBVA shares (€897 thousand and 92,803 shares in the case of the Chair and €671 thousand and 69,408 shares in the case of the Chief Executive Officer).
The remaining amount of the AVR for the 2024 financial year (which includes the deferred portion of the STI and the entire LTI for the 2024 financial year) has been deferred for a five-year period (40% in cash and 60% in shares and/or share-linked instruments) (the "Deferred Portion").
The final amount of the Deferred Portion will depend on the result of the long-term indicators that shall be used to calculate the LTI for 2024. Likewise, and as an ex-post risk adjustment mechanism, the Deferred Portion may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.
During the first half of 2025, executive directors received deferred variable remuneration from previous financial years, the payment of which was due after 2024 year-end, along with the update of their cash portion, in each case in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
–2023 Deferred AVR: the first payment of the Deferred STI (17.9% of the Deferred Portion) was made to the executive directors (€221 thousand and 38,821 shares in the case of the Chair and €166 thousand and 29,034 shares in the case of the Chief Executive Officer). Following this, the second payment of the deferred STI (17.9% of the Deferred Portion) and the 2023 LTI (64.2% of the Deferred Portion), the final amount of which will depend on the results of the long-term indicators established for its calculation once the measurement period ends (at 2026 year-end), which may range from 0% to 150%, remained deferred for both executive directors. If conditions are met, the second payment of the Deferred STI will be paid in 2026 and the three payments of the 2023 LTI will be made in 2027, 2028 and 2029.
–2022 Deferred AVR: the second payment (20% of the Deferred Portion) was made to the executive directors (€236 thousand and 56,941 shares in the case of the Chair and €181 thousand and 43,793 shares in the case of the Chief Executive Officer). Thereafter, 60% of the 2022 Deferred AVR remained deferred for both executive directors and, if the applicable conditions are met, will be paid in 2026, 2027, and 2028.

–2021 Deferred AVR: the third payment (20% of the Deferred Portion) was made to the executive directors (€228 thousand and 57,325 shares in the case of the Chair and €173 thousand and 43,552 shares in the case of the Chief Executive Officer). Thereafter, 40% of the 2021 Deferred AVR remained deferred for both executive directors and, if the applicable conditions are met, will be paid in 2026 and 2027.
–2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their AVR corresponding to 2020 financial year.
–2019 Deferred AVR: the third and final payment (20% of the Deferred Portion) was made to the executive directors (€181 thousand and 45,529 shares in the case of the Chair and €163 thousand and 40,858 shares in the case of the Chief Executive Officer). This completed the payment of the 2019 Deferred AVR.

PENSION SYSTEMS (THOUSANDS OF EUROS)

	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2025	June 2024	June 2025	June 2024	June 2025	June 2024
Chair	236	236	118	126	27,898	25,793
Chief Executive Officer	—	—	110	110	—	—
Total	236	236	228	236	27,898	25,793
(1) Contributions recorded to meet pension commitments with executive directors in proportion to the first half of the 2025 and 2024 financial years. In the case of the Chair, these relate to the sum of the annual contribution to the retirement pension, in the proportional portion of the first half of the year, and the adjustment made to the “discretionary pension benefits” for the financial years 2024 and 2023, which were to be contributed in the 2025 and 2024 financial years, respectively, and to death and disability insurance premiums, in the proportional portion for the first half of each financial year. In the case of the Chief Executive Officer, the contributions reported correspond exclusively to the insurance premiums paid by the Bank, corresponding to the first half of each financial year, to cover the death and disability contingencies given that, in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.

PAYMENTS FOR THE TERMINATION OF THE CONTRACTUAL RELATIONSHIP
In accordance with BBVA's Directors' Remuneration Policy, the Bank has no commitments to make severance payments to executive directors.
Remuneration of Senior Management
The remuneration of the Senior Management team as a whole, excluding executive directors, corresponding to the first half of the 2025 and 2024 financial years (16 and 15 members with such status as of June 30, 2025 and June 30, 2024, respectively), is indicated below by remuneration item:

FIXED REMUNERATION (THOUSANDS OF EUROS)

	June 2025	June 2024
Senior Management Total	9,702	9,521
In addition, in accordance with the provisions established in the BBVA Group’s General Remuneration Policy and contractually, the Senior Management team as a whole, excluding executive directors, received during the first half of the 2025 and 2024 financial years, an aggregate amount of €308 thousand and €157 thousand, respectively, as fixed allowances corresponding to leasing of vehicles and others.

REMUNERATION IN KIND (THOUSANDS OF EUROS)
During the first half of the 2025 and 2024 financial years, the Senior Management team as a whole, excluding the executive directors, received remuneration in kind, including insurance premiums and others, for a total of €475 thousand and €488 thousand, respectively.

VARIABLE REMUNERATION (THOUSANDS OF EUROS)
The accrual and award of the annual variable remuneration occurs, where applicable, after the end of the corresponding financial year, and therefore no amount corresponding to the first half of 2025 and 2024 is included in the information shown herein.
The amount of the annual variable remuneration for the 2025 financial year, which includes a short-term incentive and a long-term incentive, will be determined in 2026 and, if the conditions are met, the upfront portion (maximum 40%) will be paid in the first half of 2026. All of this would be done in accordance with the rules and conditions applicable to the annual variable remuneration established in the BBVA Group's General Remuneration Policy approved by the Board of Directors on March 29, 2023.
In the first half of the 2025 financial year, the members of Senior Management, excluding executive directors, were awarded the annual variable remuneration for the 2024 financial year, which includes short-term variable remuneration for a total combined amount of €7,226 thousand.
As part of the annual variable remuneration for the 2024 financial year, Senior Management members, excluding executive directors, have accrued the right to a long-term incentive for a maximum theoretical total amount of €4,569 thousand, which is equivalent to the sum of 150% of the target long-term incentive of each beneficiary. Once the measurement period for the long-term indicators established for its calculation has ended (at 2027 year-end), the final amount of each beneficiary's long-term incentive will be determined, which may range from 0% to 150% of the target long term incentive. Therefore, if 100% of the pre-established targets are achieved, this incentive will amount to a total combined amount of €3,046 thousand.
In accordance with the provisions of the BBVA Group’s General Remuneration Policy, in the first half of 2025, the members of Senior Management received the upfront portion of the annual variable remuneration for the 2024 financial year, in equal parts cash and BBVA shares, with the total amount paid to all members of Senior Management for this item amounting to €2,269 thousand and 234,203 shares.
The remaining amount of the annual variable remuneration for 2024 financial year (which includes the deferred portion of short-term variable remuneration and the whole of the long-term incentive for 2024 financial year), has been deferred, in cash and in shares and/or share-linked instruments, for a period of 4 or 5 years, in accordance with the vesting and payment rules applicable in each case, depending on the date of each member’s entry into the Senior Management team.
The final amount of the deferred portion of the annual variable remuneration for the 2024 financial year will depend on the result of the long-term indicators that shall be used to calculate the long-term incentive. Furthermore, and as an ex-post risk adjustment mechanism, the deferred portion of the annual variable remuneration may be reduced if the established capital and liquidity thresholds set to ensure that payment only occurs if it is sustainable based on the Bank's payment capacity, are not reached.
The members of Senior Management that were beneficiaries received, during the first half of 2025, the deferred variable remuneration from previous financial years, the payment of which was due once the 2024 financial year had ended, along with the update of its cash portion. The payment of these amounts has been made in accordance with the vesting and payment rules applicable in each case depending on the date of each member’s entry into the Senior Management team, as established in the remuneration policies applicable in each financial year:
–2023 Deferred AVR: the first payment of the deferred short-term incentive was made, with the members of Senior Management receiving a combined total of €549 thousand and 93,698 shares.
–2022 Deferred AVR: the second payment was made, with the members of Senior Management receiving a combined total of €493 thousand and 117,265 shares.
–2021 Deferred AVR: the third payment was made, after having verified that its reduction was not due based on the result of the multi-year performance indicators determined in 2021 by the Board of Directors. The members of Senior Management received a combined total of €466 thousand and 112,536 shares.
–2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the whole of their 2020 AVR. Notwithstanding the above, one member of Senior Management, who was an executive of BBVA USA at the time, has been paid the second installment of the deferred portion of a success bonus on the sale of BBVA USA (€56 thousand and 14,340 shares).
–2019 Deferred AVR: the third and final payment was made, with the members of Senior Management receiving a combined total of €266 thousand and 65,941 shares.

PENSION SYSTEMS (THOUSANDS OF EUROS)

	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2025	June 2024	June 2025	June 2024	June 2025	June 2024
Senior Management Total	2,123	2,097	528	561	42,254	37,306
(1) Contributions recorded to meet pension commitments with Senior Management, excluding executive directors, in the proportional portion corresponding to the first half of the 2025 and 2024 financial years. These amounts are equal to the sum of the annual contributions to retirement pensions, prorated for the first half of the year, and the adjustments made to the "discretionary pension benefits" for the 2024 and 2023 financial years, which were to be contributed in the 2025 and 2024 financial years, respectively, and with the insurance premiums paid by the Bank to cover death and disability contingencies, prorated for the first half of each financial year.

PAYMENTS FOR THE TERMINATION OF THE CONTRACTUAL RELATIONSHIP
With regard to Senior Management, excluding executive directors, the Bank did not make any payments during the first half of 2025 and 2024 in respect of the termination of contractual relationships with any members of this group.
47.     Subsequent events
From July 1, 2025 to the date of preparation of these Consolidated Financial Statements, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of June 30, 2025 and December 31, 2024, is as follows:

	JUNE 2025 BALANCE OF FORBEARANCE (MILLIONS OF EUROS)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	37	32	—	—	—	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	311	5	19	7	3	1	(3)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	140,098	3,465	7,489	1,524	713	83	(1,824)
Of which: financing the construction and property (including land)	418	377	534	150	76	8	(262)
Other households ⁽¹⁾	335,694	1,961	51,835	4,017	2,869	28	(1,720)
Total	476,140	5,463	59,343	5,547	3,586	112	(3,553)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	22	8	—	—	—	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	185	3	12	4	1	1	(3)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	107,538	2,020	4,647	914	340	17	(1,607)
Of which: financing the construction and property (including land)	305	373	393	94	31	4	(257)
Other households ⁽¹⁾	215,997	1,177	29,166	2,349	1,457	8	(1,522)
Total	323,742	3,207	33,825	3,267	1,798	27	(3,136)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2024 BALANCE OF FORBEARANCE (MILLIONS OF EUROS)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	38	37	4	1	—	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	297	7	20	8	4	1	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	102,661	3,265	7,726	1,966	851	203	(2,067)
Of which: financing the construction and property (including land)	445	349	569	181	81	10	(335)
Other households ⁽¹⁾	348,925	1,894	54,201	4,181	2,972	27	(1,726)
Total	451,921	5,203	61,951	6,156	3,827	231	(3,805)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	23	9	4	1	—	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	179	4	13	4	1	1	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	77,926	2,072	4,989	1,093	395	26	(1,808)
Of which: financing the construction and property (including land)	332	347	429	121	31	7	(328)
Other households ⁽¹⁾	247,529	1,095	31,775	2,572	1,613	8	(1,519)
Total	325,657	3,181	36,781	3,671	2,008	35	(3,336)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2025 and December 31, 2024:

FORBEARANCE OPERATIONS. BREAKDOWN BY SEGMENTS (MILLIONS OF EUROS)

	June 2025	December 2024
General governments	26	32
Other financial corporations and individual entrepreneurs (financial activity)	8	9
Non-financial corporations and individual entrepreneurs (non-financial activity)	3,165	3,163
Of which: Financing the construction and property development (including land)	266	195
Households	4,257	4,349
Total carrying amount	7,457	7,553
NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of June 30, 2025 and December 31, 2024, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL RATIO RENEGOTIATED LOAN PORTFOLIO

	June 2025	December 2024
General governments	25%	28%
Commercial	59%	61%
Of which: Construction and developer	89%	88%
Other consumer	59%	60%
b.Qualitative information on the concentration of risk by activity and guarantees

June 2025 (MILLIONS OF EUROS)

				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	25,729	234	6,109	965	2,286	425	2,074	594
Other financial institutions and individual entrepreneurs	36,050	680	19,925	392	444	142	14,675	4,952
Non-financial institutions and individual entrepreneurs	209,196	27,717	10,630	14,013	7,244	4,644	4,534	7,913
Construction and property development	6,868	4,389	205	2,019	1,142	728	372	333
Construction of civil works	6,919	579	441	218	292	89	18	403
Other purposes	195,409	22,748	9,984	11,775	5,810	3,827	4,143	7,177
Large companies	134,781	9,665	7,075	5,549	2,149	1,603	2,263	5,177
SMEs ⁽²⁾ and individual entrepreneurs	60,629	13,083	2,910	6,226	3,662	2,224	1,881	2,000
Rest of households and NPISHs ⁽³⁾	172,778	96,853	2,525	23,405	27,226	31,878	12,122	4,747
Housing	99,204	95,621	108	22,882	26,620	31,627	10,631	3,969
Consumption	67,080	543	2,022	232	463	117	1,386	367
Other purposes	6,494	689	395	291	142	135	105	410
TOTAL	443,753	125,484	39,190	38,775	37,199	37,089	33,405	18,206
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	7,457	3,893	194	968	967	855	596	701
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2024 (MILLIONS OF EUROS)

				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	22,011	245	6,059	902	2,472	441	2,143	346
Other financial institutions and individual entrepreneurs	28,150	683	16,999	357	376	272	8,469	8,208
Non-financial institutions and individual entrepreneurs	203,240	27,815	11,047	13,453	7,828	4,865	4,888	7,828
Construction and property development	6,572	4,304	266	1,947	1,299	700	291	334
Construction of civil works	6,837	582	386	227	274	89	22	356
Other purposes	189,831	22,929	10,394	11,278	6,255	4,077	4,575	7,138
Large companies	128,917	9,955	6,915	5,166	2,417	1,906	2,312	5,070
SMEs ⁽²⁾ and individual entrepreneurs	60,914	12,974	3,479	6,113	3,838	2,171	2,263	2,069
Rest of households and NPISHs ⁽³⁾	170,213	95,846	2,387	23,100	26,889	31,365	12,450	4,430
Housing	98,560	94,573	111	22,569	26,301	31,099	10,794	3,920
Consumption	67,225	584	2,004	242	440	136	1,462	308
Other purposes	4,427	689	272	289	148	130	193	202
TOTAL	423,613	124,590	36,492	37,812	37,565	36,943	27,950	20,812
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	7,553	4,268	234	993	1,005	900	702	902
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.
c.Information on the concentration of risk by activity and geographical area

June 2025 (MILLIONS OF EUROS)

	TOTAL⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	121,221	13,067	36,569	41,275	30,311
General governments	156,495	68,839	19,814	56,207	11,635
Central Administration	132,316	52,461	19,201	49,855	10,799
Other	24,178	16,377	613	6,352	836
Other financial institutions and individual entrepreneurs	67,509	6,570	16,122	27,690	17,128
Non-financial institutions and individual entrepreneurs	288,334	89,942	36,368	100,494	61,530
Construction and property development	11,163	3,433	803	2,375	4,552
Construction of civil works	11,425	6,512	1,211	1,417	2,285
Other purposes	265,746	79,997	34,354	96,702	54,693
Large companies	191,109	53,940	33,096	71,976	32,096
SMEs and individual entrepreneurs	74,637	26,057	1,258	24,725	22,596
Other households and NPISHs	173,264	93,390	2,951	61,187	15,736
Housing	99,204	71,141	1,354	24,915	1,795
Consumer	67,081	16,788	1,256	35,488	13,550
Other purposes	6,978	5,461	342	784	392
TOTAL	806,822	271,808	111,824	286,851	136,340
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2024 (MILLIONS OF EUROS)

	TOTAL ⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	134,618	20,574	36,788	44,739	32,516
General governments	148,541	63,146	15,277	58,857	11,261
Central Administration	127,232	49,454	14,743	52,035	11,000
Other	21,310	13,692	534	6,822	261
Other financial institutions and individual entrepreneurs	62,821	5,508	19,786	22,289	15,239
Non-financial institutions and individual entrepreneurs	279,097	86,803	32,185	100,623	59,487
Construction and property development	10,778	3,168	722	2,448	4,439
Construction of civil works	11,556	6,484	1,222	1,257	2,593
Other purposes	256,764	77,151	30,241	96,919	52,454
Large companies	187,984	51,296	28,984	71,896	35,808
SMEs and individual entrepreneurs	68,780	25,855	1,257	25,022	16,646
Other households and NPISHs	170,724	90,552	2,644	60,413	17,115
Housing	98,561	70,761	1,235	24,757	1,807
Consumer	67,257	16,271	1,149	35,055	14,782
Other purposes	4,906	3,520	259	600	526
TOTAL	795,801	266,583	106,680	286,921	135,617
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.
This appendix is an integral part of the Note 6.2 of the Consolidated Financial Statements for the six months ended June 30, 2025.

APPENDIX II. Additional information on risk concentration
Quantitative information on activities in the real-estate market in Spain
The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.
Lending for real estate development of the loans as of June 30, 2025, and December 31, 2024 is shown below:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	Gross amount		Drawn over the guarantee value		Accumulated impairment
	June 2025	December 2024	June 2025	December 2024	June 2025	December 2024
Financing to construction and real estate development (including land) (business in Spain)	2,188	2,207	440	473	(81)	(102)
Of which: Impaired assets	110	136	33	45	(68)	(88)
Memorandum item:	—	—	—	—	—	—
Write-offs	2,100	2,100
Memorandum item:	—	—	—	—	—	—
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	188,440	177,946
Total consolidated assets (total business) (book value)	776,974	772,402
Impairment and provisions for normal exposures	(4,738)	(4,841)
The following is a description of the real estate credit risk based on the types of associated guarantees:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	June 2025	December 2024
Without secured loan	360	408
With secured loan	1,828	1,799
Terminated buildings	765	832
Homes	579	656
Other	187	177
Buildings under construction	974	869
Homes	964	843
Other	10	26
Land	89	97
Urbanized land	72	76
Rest of land	16	22
Total	2,188	2,207
The table below provides the breakdown of the financial guarantees given as of June 30, 2025 and December 31, 2024:

FINANCIAL GUARANTEES GIVEN (MILLIONS OF EUROS)

	June 2025	December 2024
Houses purchase loans	67	53
Without mortgage	2	2
The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2025 and December 31, 2024 is as follows:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	Gross amount		Of which: impaired loans
	June 2025	December 2024	June 2025	December 2024
Houses purchase loans	71,963	71,709	2,608	2,889
Without mortgage	1,339	1,416	10	9
With mortgage	70,624	70,294	2,598	2,880
The loan to value (LTV) ratio of the above portfolio is as follows:

LTV BREAKDOWN OF MORTGAGE TO HOUSEHOLDS FOR THE PURCHASE OF A HOME (BUSINESS IN SPAIN) (MILLIONS OF EUROS)

	Total risk over the amount of the last valuation available (Loan to value - LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 30, 2025	18,669	21,324	23,733	4,644	2,254	70,624
Of which: Impaired loans	336	496	586	487	693	2,598
Gross amount December 31, 2024	18,584	21,171	23,193	4,643	2,702	70,294
Of which: Impaired loans	314	502	622	539	904	2,880
Outstanding home mortgage loans as of June 30, 2025 and December 31, 2024 had an average LTV of 41% in both periods.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

INFORMATION ABOUT ASSETS RECEIVED IN PAYMENT OF DEBTS (BUSINESS IN SPAIN) (MILLIONS OF EUROS)

	Gross Value ⁽¹⁾ ⁽²⁾		Provisions		Of which: Valuation adjustments on impaired assets, from the time of foreclosure		Carrying amount
	June 2025	December 2024	June 2025	December 2024	June 2025	December 2024	June 2025	December 2024
Real estate assets from loans to the construction and real estate development sectors in Spain	249	303	(200)	(246)	(128)	(159)	49	57
Terminated buildings	32	41	(19)	(24)	(11)	(16)	13	17
Homes	16	19	(9)	(10)	(5)	(6)	7	9
Other	16	23	(10)	(15)	(6)	(10)	6	8
Buildings under construction	7	8	(6)	(6)	(2)	(2)	1	2
Homes	7	8	(6)	(6)	(2)	(2)	1	2
Other	—	—	—	—	—	—	—	—
Land	210	254	(175)	(216)	(115)	(141)	35	38
Urbanized land	205	248	(170)	(210)	(112)	(138)	35	38
Rest of land	5	6	(5)	(5)	(3)	(3)	—	1
Real estate assets from mortgage financing for households for the purchase of a home	368	392	(190)	(209)	(61)	(72)	178	183
Rest of foreclosed real estate assets	242	283	(171)	(195)	(51)	(61)	71	88
Equity instruments, investments and financing to non-consolidated companies holding said assets	—	—	—	—	—	—	—	—
Total	859	978	(561)	(650)	(240)	(292)	298	328
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is €538 million and €620 million as of June 30, 2025 and December 31, 2024, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo
Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	July 31, 2025